TRADUCCION PUBLICA

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

Financial Statements
For the period of three months
ended March 31, 2004
presented in comparative format

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
                               Table of Contents
                 Financial Statements and Limited Review Report
              For the period of three months ended March 31, 2004,
                        presented in comparative format
                  Report of the Supervisory Syndics Committee
              For the period of three months ended March 31, 2004.
                             System established by
     Technical Regulations (N.T.2001) of the National Securities Commission

Heading                                                                    3

Consolidated Statement of Financial Condition                              4

Consolidated Memorandum Accounts                                           7

Consolidated Income Statement                                              8

Consolidated Statement of Cash Flows                                      10

Notes to Consolidated Financial Statements                                11

Statement of Financial Condition                                          60

Income Statement                                                          61

Statement of Changes in Shareholders' Equity                              62

Statement of Cash Flows                                                   63

Notes to Financial Statements                                             64

Schedules                                                                107

Information  required in addition to the Notes to Financial
Statements by Section 68 of the Buenos Aires Stock
Exchange regulations                                                     114

Supplementary and Explanatory Statement by the Board of Directors required by Section 2 of the Accounting Documentation Rules of the
Cordoba Stock Exchange Regulations                                       117

Informative Review                                                       120

Report of the Supervisory Syndics Committee

Limited Review Report

Name:                         Grupo Financiero Galicia S.A.
                              "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

Legal domicile:               Tte. Gral. Juan D. Peron  No 456 - Piso 2
                              Autonomous City of Buenos Aires

Principal line of business:   Financial and Investment activities

6th fiscal year
For the period of three months ended March 31, 2004, Presented in comparative format



DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Bylaws:                       September 30, 1999

Date of more recent amendment
to Bylaws:                    August 22, 2003

Registration number with
the Corporation Control
Authority:                    8,569
Sequential Number -
Corporation Control
Authority:                    1,671,058

Date of expiry of the
Company's bylaws:            June 30, 2100

Name of Controlling Company: EBA HOLDING S.A.

Principal line of business:  Financial and Investment activities

Interest held by the Controlling
Company in the Shareholders' equity
as of March 31, 2004:
                                     25.74%

Percentage of votes to which the
Controlling Company is entitled
as of March 31, 2004:
                                     63.42%

                   CAPITAL STATUS as of March 31, 2004 (Note 8 to the Financial Statements)
                                   (figures stated in thousands of pesos)

                                                       Shares
-----------------------------------------------------------------------------------------------------------
                                                  Voting rights per
      Number                     Type                   share              Subscribed              Paid up
--------------------   -------------------------  -----------------        ----------           -----------
                       Ordinary  class "A", face
    281,221,650        value of 0.001                     5                 281,222                281,222

                       Ordinary  class "B", face
    811,185,367        value of 0.001                     1                 811,185                811,185

  1,092,407,017                                                            1,092,407             1,092,407


                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                 Consolidated Statement of Financial Condition
                   as of March 31, 2004 and December 31, 2003
                     (Figures stated in thousands of pesos)

=============================================================================================================================
                                                                                        3.31.04              12.31.03
                                                                                  -------------------------------------------
  ASSETS

 A.   CASH AND DUE FROM BANKS                                                            1,000,900                826,150
                                                                                  -------------------------------------------
      -Cash                                                                                411,719                400,699
      -Banks and correspondents                                                            588,896                424,603
      -Others                                                                                  285                    848
                                                                                  -------------------------------------------
 B.   GOVERNMENT AND CORPORATE SECURITIES                                                2,747,708              2,865,191
                                                                                  -------------------------------------------
      -Holdings of investment account securities                                         1,571,595              2,485,120
      -Holdings of trading securities                                                      264,259                327,911
      -Unlisted government securities                                                      913,992                 51,317
      -Investments in listed corporate securities                                            3,345                  2,950
      -Allowances                                                                           (5,483)                (2,107)
                                                                                  -------------------------------------------
 C.   LOANS                                                                             11,218,798             11,049,561
                                                                                  -------------------------------------------
      -To the nonfinancial public sector                                                 7,880,131              7,800,551
      -To the financial sector                                                             185,391                194,692
      -To the nonfinancial private sector and residents abroad                           4,257,905              4,231,633
       -Overdrafts                                                                         222,584                218,902
       -Notes                                                                            1,392,237              1,387,766
       -Mortgage loans                                                                     699,884                719,593
       -Pledge loans                                                                        58,883                 54,644
       -Consumer loans                                                                      56,919                 55,175
       -Credit cards                                                                       892,673                818,837
       -Others                                                                             402,647                456,716
       -Accrued Interest and quotation differences receivable                              535,297                523,080
       -Documented interest                                                                 (2,121)                (2,485)
       -Unallocated collections                                                             (1,098)                  (595)
      -Allowances for loan losses                                                       (1,104,629)            (1,177,315)
                                                                                  -------------------------------------------
 D.   OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                               6,130,430              6,197,409
                                                                                  -------------------------------------------
      -Argentine Central Bank                                                               69,440                 69,846
      -Amounts receivable for spot and forward sales to be settled                               6                      -
      -Securities receivable under spot and forward purchases to be settled                 53,802                    138
      -Unlisted negotiable obligations                                                      98,295                103,792
      -Others not included in the debtor classification regulations                      5,662,662              5,736,462
      -Others included in the debtor classification regulations                            266,136                308,398
      -Accrued interest receivable not included in the debtor
       classification regulations                                                           80,941                 79,158
      -Accrued interest receivable included in the debtor
       classification regulations                                                            1,606                  1,623
      -Allowances                                                                         (102,458)              (102,008)
=============================================================================================================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                 Consolidated Statement of Financial Condition
                   as of March 31, 2004 and December 31, 2003
                     (Figures stated in thousands of pesos)

==============================================================================================================================
                                                                                         3.31.04              12.31.03
                                                                                  -------------------------------------------
  E.   ASSETS UNDER FINANCIAL LEASES                                                        28,983                 24,612
                                                                                  -------------------------------------------
       -Assets under financial leases                                                       33,946                 29,418
       -Allowances                                                                          (4,963)                (4,806)
                                                                                  -------------------------------------------
 F.    EQUITY INTERESTS IN OTHER COMPANIES                                                  83,849                 87,070
                                                                                  -------------------------------------------
       -In financial institutions                                                             2,908                  3,012
       -Others                                                                              135,530                141,916
       -Allowances                                                                          (54,589)               (57,858)
                                                                                  -------------------------------------------
 G.    MISCELLANEOUS RECEIVABLES                                                            450,501                470,290
                                                                                  -------------------------------------------
       -Receivables for assets sold                                                             167                    185
       -Shareholders                                                                          5,337                  2,182
       -Others                                                                              405,456                454,705
       -Accrued interest on receivables for assets sold                                          38                     40
       -Other accrued interest and adjustments receivable                                    69,742                 67,055
       -Allowances                                                                          (30,239)               (53,877)
                                                                                  -------------------------------------------
 H.    FIXED ASSETS                                                                         508,134                517,532
                                                                                  -------------------------------------------
 I.    MISCELLANEOUS ASSETS                                                                 154,759                158,098
                                                                                  -------------------------------------------
 J.    INTANGIBLE ASSETS                                                                    706,762                727,057
                                                                                  -------------------------------------------
       Goodwill                                                                             133,898                139,681
       Organization and development expenses                                                572,864                587,376
                                                                                  -------------------------------------------
 K.    UNALLOCATED ITEMS                                                                      1,459                  2,592
                                                                                  -------------------------------------------
       TOTAL ASSETS                                                                      23,032,283             22,925,562
                                                                                   ==========================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                 Consolidated Statement of Financial Condition
                   as of March 31, 2004 and December 31, 2003
                     (Figures stated in thousands of pesos)

=================================================================================================================================
                                                                                             3.31.04              12.31.03
                                                                                  -------------------------------------------
 LIABILITIES

 L.    DEPOSITS                                                                           5,859,006            5,583,991
                                                                                  -------------------------------------------
       -Nonfinancial public sector                                                           15,779               12,412
       -Financial sector                                                                     21,069               19,460
       -Nonfinancial private sector and residents abroad                                  5,822,158            5,552,119
        -Current accounts                                                                 1,371,279            1,163,703
        -Savings accounts                                                                   970,390              818,888
        -Time deposits                                                                    2,803,718            2,838,480
        -Investment accounts                                                                    237                  184
        -Others                                                                             493,968              533,626
        -Accrued interest and quotation differences payable                                 182,566              197,238
                                                                                  -------------------------------------------
 M.    OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                              15,024,509           15,099,421
                                                                                  -------------------------------------------
       -Argentine Central Bank                                                            8,138,890            8,132,902
        -Rediscounts to cover lack of liquidity                                           5,554,234            5,579,978
        -Others                                                                           2,584,656            2,552,924
       -Banks and international entities                                                  2,662,560            2,735,480
       -Unsubordinated negotiable obligations                                             2,282,628            2,392,909
       -Amounts payable for spot and forward purchases to be settled                         48,470                    -
       -Securities to be delivered under spot and forward sales to be settled                94,268               99,604
       -Loans from domestic financial institutions                                          123,270              131,763
       -Others                                                                              958,257            1,003,865
       -Accrued interest and quotation differences payable                                  716,166              602,898
                                                                                  -------------------------------------------
 N.    MISCELLANEOUS LIABILITIES                                                            227,407              235,466
                                                                                  -------------------------------------------
       -Dividends payable                                                                        46                   46
       -Fees                                                                                  3,168                1,347
       -Others                                                                              222,322              232,246
       -Adjustments and accrued interest payable                                              1,871                1,827
                                                                                  -------------------------------------------
 O.    PROVISIONS                                                                           439,843              414,875
                                                                                  -------------------------------------------
 P.    UNALLOCATED ITEMS                                                                      2,357                2,638
                                                                                  -------------------------------------------
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                                      99,917               97,923
                                                                                  -------------------------------------------
TOTAL LIABILITIES                                                                        21,653,039           21,434,314
                                                                                  ===========================================
SHAREHOLDERS' EQUITY                                                                      1,379,244            1,491,248
                                                                                  -------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                               23,032,283           22,925,562
=================================================================================================================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                        Consolidated Memorandum Accounts
                   as of March 31, 2004 and December 31, 2003
                     (Figures stated in thousands of pesos)

==============================================================================================================================
                                                                                         3.31.04              12.31.03
                                                                                   -------------------------------------------
  DEBIT                                                                                     23,753,954           23,799,818
                                                                                   ===========================================
  CONTINGENT                                                                                16,460,573           16,598,309
                                                                                   -------------------------------------------
  Guarantees received                                                                       10,077,135           10,184,705
  Contingencies re. Contra items                                                             6,383,438            6,413,604
                                                                                   -------------------------------------------
  CONTROL                                                                                    7,055,140            6,963,266
                                                                                   -------------------------------------------
  Uncollectible loans                                                                          973,038              931,968
  Others                                                                                     5,955,572            5,868,749
  Control re. contra items                                                                     126,530              162,549
                                                                                   -------------------------------------------
  DERIVATIVES                                                                                  162,114              165,411
                                                                                   -------------------------------------------
  Derivatives re. contra items                                                                 162,114              165,411
                                                                                   -------------------------------------------
  TRUST ACCOUNTS                                                                                76,127               72,832
                                                                                   -------------------------------------------
  Trust funds                                                                                   76,127               72,832

                                                                                   -------------------------------------------

  CREDIT                                                                                    23,753,954           23,799,818
                                                                                   ===========================================


  CONTINGENT                                                                                16,460,573           16,598,309
                                                                                   -------------------------------------------
  Loans granted (unused balances)                                                              234,373              220,913
  Guarantees provided to the Argentine Central Bank                                          5,687,976            5,666,788
  Other guarantees provided included in the debtor classification regulations                  153,597              234,416
  Other guarantees provided not included in the debtor classification regulations              282,783              268,725
  Others included in the debtor classification regulations                                      33,874               33,279
  Others not included in the debtor classification regulations                                      75                   75
  Contingencies re. Contra items                                                            10,067,895           10,174,113
                                                                                   -------------------------------------------
  CONTROL                                                                                    7,055,140            6,963,266
                                                                                   -------------------------------------------
  Valuables to be credited                                                                     126,369              162,396
  Others                                                                                           161                  153
  Control re. contra items                                                                   6,928,610            6,800,717
                                                                                   -------------------------------------------
  DERIVATIVES                                                                                  162,114              165,411
                                                                                   -------------------------------------------
  "Notional" value of put options written                                                      162,114              165,411
                                                                                   -------------------------------------------
  TRUST ACCOUNTS                                                                                76,127               72,832
                                                                                   -------------------------------------------
  Trust liabilities re. Contra items                                                            76,127               72,832

==============================================================================================================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                        Consolidated Income Statement
                         For the period of three months
               commenced January 1, 2004 and ended March 31, 2004 presented in comparative format with the same period of the previous fiscal year
                     (Figures stated in thousands of pesos)

==============================================================================================================================
                                                                                         3.31.04               3.31.03
                                                                                   -------------------------------------------
 A.   FINANCIAL INCOME                                                                       337,378                722,164
                                                                                   -------------------------------------------
      Interest on cash and due from banks                                                         11                     23
      Interest on loans to the financial sector                                                1,855                 31,142
      Interest on overdraft facilities                                                         6,822                 11,957
      Interest on notes                                                                       20,382                 47,377
      Interest on mortgage loans                                                              17,261                 19,010
      Interest on pledge loans                                                                 1,004                  1,130
      Interest on credit card loans                                                           37,958                 29,950
      Interest on other loans                                                                  5,549                  8,040
      Interest on other receivables resulting from financial brokerage                        15,745                 34,651
      Net income from government and corporate securities                                     32,309                 41,304
      Net income from secured loans  Decree 1387/01                                           63,490                 35,263
      Adjustment from application of adjusting index (CER)                                   112,370                421,672
      Adjustment from application of salary variation index (CVS)                             19,441                      -
      Others                                                                                   3,181                 40,645
                                                                                   -------------------------------------------
 B.   FINANCIAL EXPENSES                                                                     331,091                747,381
                                                                                   -------------------------------------------
      Interest on current account deposits                                                       546                    580
      Interest on savings account deposits                                                     1,167                    946
      Interest on time  deposits                                                              25,195                 60,277
      Interest on loans from financial sector                                                  1,347                  1,843
      Interest on other liabilities resulting from financial brokerage                        80,189                 93,316
      Other interest                                                                         111,901                122,367
      Adjustment from application of adjusting index (CER)                                    35,481                140,744
      Others                                                                                  75,265                327,308
                                                                                   -------------------------------------------
      GROSS BROKERAGE MARGIN                                                                   6,287               (25,217)
                                                                                   ===========================================
 C.   PROVISIONS FOR  LOAN LOSSES                                                             55,558                109,644
                                                                                   -------------------------------------------
 D.   INCOME FROM SERVICES                                                                   121,029                 96,614
                                                                                   -------------------------------------------
      Linked with lending transactions                                                        37,271                 29,532
      Linked with borrowing transactions                                                      32,205                 26,409
      Other commissions                                                                        2,301                  2,862
      Others                                                                                  49,252                 37,811
                                                                                   -------------------------------------------
 E.   EXPENSES FOR SERVICES                                                                   20,717                 15,898
                                                                                   -------------------------------------------
      Commissions                                                                             10,005                  8,515
      Others                                                                                  10,712                  7,383
==============================================================================================================================
      MONETARY RESULT OF FINANCIAL BROKERAGE                                                       -                (14,133)
==============================================================================================================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                        Consolidated Income Statement
                         For the period of three months
               commenced January 1, 2004 and ended March 31, 2004 presented in comparative format with the same period of the previous fiscal year
                     (Figures stated in thousands of pesos)

==============================================================================================================================
                                                                                              3.31.04              3.31.03
                                                                                   -------------------------------------------

 G.   ADMINISTRATIVE EXPENSES                                                                 146,881               137,181
                                                                                   -------------------------------------------
      Personnel expenses                                                                       66,812                59,706
      Directors' and syndics' fees                                                                701                   715
      Other fees                                                                                4,263                 3,664
      Advertising and publicity                                                                 8,176                 2,800
      Taxes                                                                                     8,321                 7,289
      Other operating expenses                                                                 46,603                53,133
      Others                                                                                   12,005                 9,874
                                                                                   -------------------------------------------
      MONETARY RESULT OF OPERATING EXPENSES                                                         -                    84
                                                                                   -------------------------------------------
           NET LOSS ON FINANCIAL BROKERAGE                                                    (95,840)             (205,375)
                                                                                   ===========================================
           RESULT OF MINORITY INTEREST                                                          2,363                (3,149)
                                                                                   -------------------------------------------
 H.   MISCELLANEOUS INCOME                                                                     95,070               281,995
                                                                                   -------------------------------------------
      Net income from longterm investments                                                      1,120                     -
      Penalty interest                                                                            246                 1,327
      Loans recovered and allowances reversed                                                  63,256               206,096
      Adjustment from application of adjusting index (CER)                                      1,432                51,378
      Others                                                                                   29,016                23,194
                                                                                   -------------------------------------------
 I.   MISCELLANEOUS LOSSES                                                                    112,409                62,380
                                                                                   -------------------------------------------
      Net loss on longterm investments                                                              -                 8,477
      Penalty interest and charges in favor of the Argentine Central Bank                          10                     7
      Provision for losses on miscellaneous receivables and other provisions                   40,408                 9,668
      Adjustment from application of adjusting index (CER)                                         44
      Others                                                                                   71,947                44,228
                                                                                   -------------------------------------------
      MONETARY RESULT OF OTHER OPERATIONS                                                           -                9,728
                                                                                   -------------------------------------------
      PRETAX NET (LOSS) / INCOME                                                             (110,816)              20,819
                                                                                   -------------------------------------------
 K.   INCOME TAX                                                                                1,189               10,801
                                                                                   ===========================================
      NET (LOSS)/INCOME FOR THE PERIOD                                                       (112,005)              10,018
==============================================================================================================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                      Consolidated Statement of Cash Flows
                         For the period of three months
               commenced January 1, 2004 and ended March 31, 2004
presented in comparative format with the same period of the previous fiscal year
                     (Figures stated in thousands of pesos)

==============================================================================================================================
                                                                                         3.31.04               3.31.03
                                                                                   -------------------------------------------

  Changes in cash
  Cash and due from banks at beginning of fiscal year                                        826,150                546,104
  Increase in cash                                                                           174,750                 27,027
                                                                                   -------------------------------------------
  Cash and due from banks at end of period                                                 1,000,900                573,131
                                                                                   ===========================================

  Reasons for changes in cash
  Financial income collected                                                                 169,686                257,025
  Income from services collected                                                             123,096                 97,135
  Less:
  Financial expenses paid                                                                   (47,957)               (255,102)
  Expenses for services paid                                                                (19,873)                (15,057)
  Administrative expenses paid                                                             (120,021)                (97,171)
                                                                                   -------------------------------------------
  Cash provided by (used in) operations                                                      104,931               (13,170)
                                                                                   ===========================================
  Other sources of cash
  Net increase in deposits                                                                   332,596                 26,117
  Net decrease in government and corporate securities                                         87,981                  2,456
  Net decrease in loans                                                                            -                144,847
  Net decrease in other receivables resulting from financial brokerage                             -                 14,392
  Other sources of cash                                                                       26,735                 81,206
                                                                                   -------------------------------------------
  Total sources of cash                                                                      447,312                269,018
                                                                                   ===========================================

  Other uses of cash
  Net increase in loans                                                                    (124,315)                      -
  Net increase in other receivables resulting from financial brokerage                      (64,155)                      -
  Net increase in other assets                                                               (8,619)                (59,742)
  Net decrease in other liabilities resulting from financial brokerage                     (134,565)                 (8,085)
  Net decrease in other liabilities                                                         (23,097)                (22,741)
  Other uses of cash                                                                        (22,742)               (134,383)
                                                                                   -------------------------------------------
  Total uses of cash                                                                       (377,493)               (224,951)
                                                                                   -------------------------------------------
  Monetary result of cash and due from banks                                                      -                  (3,870)
==============================================================================================================================
  Increase in cash                                                                           174,750                 27,027
==============================================================================================================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                 Notes to the Consolidated Financial Statements
                         For the period of three months
                              ended March 31, 2004
                        presented in comparative format
                     (Figures stated in thousands of pesos)


NOTE 1:     ARGENTINE ECONOMIC CONTEXT

            The facts and circumstances described in Note 1 to the financial statements of Grupo Financiero Galicia S.A. are also applicable to these consolidated financial statements and, therefore, are subject to the same restrictions as those mentioned in that note.

NOTE 2:     FINANCIAL STATEMENT PRESENTATION

            The consolidated financial statements are disclosed in line with the provisions of Argentine Central Bank Communique "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements, observing the guidelines of Technical Pronouncements Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) and General Resolution No. 434/03 of the National Securities Commission (CNV). As required by the regulations mentioned above, the financial statements are presented in comparative format with the previous year. These financial statements include the balances corresponding to the operations carried out by Banco de Galicia y Buenos Aires S.A. and its subsidiaries located in Argentina and abroad and form part of the quarterly financial statements of that Bank as supplementary information, so they should be read in conjunction with them.

            These financial statements give recognition to the effects of the changes in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.). As established by BCRA Communique "A" 3921, Decree No. 664/2003 of the National Executive Branch and General Resolution No. 441/03 of the CNV, the Company has discontinued the application of that method and therefore, it did not recognized the effects of the variations in the purchasing power of the currency originated since March 1, 2003.

            Under professional accounting standards, application of that method remained in effect until September 30, 2003. Resolution MD No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:     (Continued)

            Buenos Aires (C.P.C.E.C.A.B.A.) established the discontinuation of the recognition of the changes in the purchasing power of the currency since October 1, 2003.
            During the MarchSeptember 2003 period, a deflation rate of approximately 2% was recorded, which had no substantial impact on the financial statements.

NOTE 3:     ACCOUNTING POLICIES

            Below are the most important accounting policies used in preparing the consolidated financial statements:

            a.    Financial statement consolidation

                  The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a linebyline basis with the financial statements of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A. (See Note 4 to the consolidated financial statements).

                  The principal investment of the Company is its equity interest in Banco de Galicia y Buenos Aires S.A., a financial institution subject to the BCRA regulations. For this reason the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A..

                  Banco de Galicia y Buenos Aires S.A. financial statements include the figures corresponding to the operations of its foreign branches and subsidiaries in Argentina and abroad, as reported in their special financial statements, which have been adapted to the valuation and disclosure standards laid down by the Argentine Central Bank and professional accounting standards, except as mentioned in point c.1.e. of this Note.

                  The foreign branches' and subsidiaries' financial statements have originally been issued in foreign currency and converted into pesos as follows:

                  a. Assets and liabilities have been converted into pesos applying the reference exchange rate released by the BCRA. For those assets and liabilities in US dollars or other foreign currencies

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3: (Continued)

                  encompassed by Decree 214/02 and complementary rules were converted into pesos as established by that norm.

                  b. The allotted capital was computed in the restated amounts actually disbursed.

                  c. Retained earnings were determined as the difference between assets and liabilities and the allotted capital.

                  d. The result for the period was determined as the difference between retained earnings at beginning of year, net of distributions of profits in cash, and the retained earnings at period end. Income statement account balances were converted into pesos applying the monthly average exchange rate of the variations recorded in each month of the current period. In the same period of the previous year, the average January-March 2003 exchange rate was applied.

                  e. The significant items arising from intercompany transactions among the consolidated entities have been eliminated from the Statement of Financial Condition and the Income Statement.

                  The financial statements of Banco de Galicia y Buenos Aires S.A. corresponding to Argentine operations have been adjusted for inflation as mentioned in Note 2, second paragraph, to the consolidated financial statements.

                  On April 30, 2003, an Ordinary and Extraordinary Meeting of Shareholders of Banco de Galicia y Buenos Aires S.A. was held, at which the absorption of the loss for the fiscal year ended December 31, 2002, restated into currency as of February 28, 2003, was approved according to the following detail:

                  with prior year retained earnings: $ 353,754

                  with unrealized valuation difference for the net foreign currency position: $ 1,463,937 with discretional reserves: $ 337,184

                  with equity adjustment fund technical revaluation: $ 95,827

            b.    Consistency of accounting policies

                  The accounting policies used in preparing Galicia Warrants S.A., Net Investment S.A. and Sudamericana Holding S.A. financial statements are similar to those followed by the Company (see Note 2.c.2. to the financial statements) and Banco de Galicia y Buenos Aires S.A..

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:     (Continued)

                  The principal valuation criteria observed by Banco de Galicia y Buenos Aires S.A. were as follows:

                  b.1.  Foreign currency Assets and Liabilities

                  These are stated at the US dollar rate of exchange set by the Argentine Central Bank, prevailing at the close of operations on the last business day of each month.

                  Assets and liabilities valued in foreign currencies other than the US dollar have been converted into the latter currency using the swap rates communicated by the Argentine Central Bank's operations desk.

                  As established by professional standards and regulations prevailing in Argentina, Banco de Galicia y Buenos Aires S.A. recognized the effects of the devaluation of the Argentine peso as from January 1, 2002.

                  b.2.  Gold Bullion

                  This is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling expenses.

                  The procedure described in item b.1. was followed for translating it into Argentine currency.

                  b.3.  Government and Corporate Securities

                  b.3.a. Government Securities

                  I)    Holdings of investment accounts securities:

                  Holdings included in investment accounts have been recognized at cost, increased up to the maturity date of each service, based on their internal rate of return and the time elapsed since their inclusion in those accounts. When existing holdings of trading securities are involved, their market quotation at the close of operations of the day preceding the transfer of those holdings is considered to be the cost.

                  The values thus determined will be reduced on the last day of each month by the amount of the positive difference resulting from comparing that balance with the market value of each security increased by 20%.

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:     (Continued)

                  Effective January 7, 2003, Argentine Central Bank Communique "A" 3857 restricted the possibility of securities held in the Bank's portfolio as of December 31, 2002 being classified as holdings in investment accounts.

                  These holdings include National Government Bonds accruing interest at Libor and falling due in 2012, received within the framework of Sections 28 and 29 of Decree 905/02 recorded at their technical value (see Note 1 to the financial statements, section "Compensation to financial institutions"). The treatment of the mentioned positive difference does not apply to these securities. While this valuation criterion is followed, no cash dividends may be distributed, except for the amount of profits in excess of the difference between the carrying value and the market value of these securities. Had prevailing professional accounting standards been applied, the value of addition of those securities and of the balances to be received recorded in "Other receivables resulting from financial brokerage" would have been stated at their estimated market value.

                  At March 31, 2003, this caption also included the holdings of Argentine Republic External Bills Series 75 at Badlar rate and Argentine Republic External Bills Series 74 at Survey rate. Communique "A" 4084 dated January 30, 2004 established retroactive modifications in the valuation of these securities (see Note 12 Prior year adjustments). For comparative purposes, those holdings have been disclosed under "Unlisted Government Securities", in these financial statements and valued as indicated in point III below.

                  II)   Holdings of trading securities:

                  These are stated at the closing quotation for each security at period end, plus the value of matured amortization and interest coupons receivable, less estimated selling expenses, where applicable.

                  III)  Unlisted:

                  At March 31, 2004, the unlisted securities used as collateral for advances granted by the BCRA for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree 905/02, ratified by Section 71 of Law 25827, have been recorded at the value admitted for purposes of the creation of guarantees, as called for by Communique "A" 3911, text per Communique "A" 4084 dated January 30, 2004. The figures for the previous period have been modified for comparative purposes according to this criterion (see Note 12 Prior year adjustments).

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:     (Continued)

                  The Fiscal Credit Certificates have been stated at technical value, as they will be used to meet tax obligations.

                  At March 31, 2003, the other holdings had been valued at cost plus interest accrued at period end, where applicable.

                  b.3.b. Listed Corporate Securities

                  These are valued at the quotation prevailing at period end, net of estimated selling expenses, where applicable.

                  b.4.  National and Provincial Secured Loans

                  Within the framework of Decree 1387/01, Banco de Galicia y Buenos Aires S.A. has participated in the exchange of Argentine public debt securities and loans under the Promissory Note/Bond program for new loans called Secured Loans.

                  The main differences between the instruments received and those exchanged consisted of an extension of the amortization term which was 3 years for securities originally maturing up to December 31, 2010 and a reduction of the interest rate, which was set at 70% of the contractual rate, with a maximum rate of 7% per annum for fixedrate transactions and Libor plus 3% for floating rate loans. As established by Section 20 of the above mentioned decree, the conversion was made at the nominal value, at a rate of exchange of $ 1=US$ 1 and in the same currency as that of the converted obligation.

                  As established by Argentine Central Bank regulations, the positive difference between the carrying value of the Secured Loans and the book value of the securities exchanged is recorded in an asset adjustment account and charged to results on a monthly basis, in proportion to the term of each of the secured loans received.

                  Had the position of government securities classified in investment accounts and presented for their exchange been valued according to professional accounting standards, the shareholders' equity of Banco de Galicia y Buenos Aires S.A. would have decreased by $ 446,688 at the exchange date (November 5, 2001) (see point c.1.d.1.).

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:     (Continued)


                  Subsequently, Decree 644/02 dated April 18, 2002 established the conversion to pesos of the Secured Loans originally denominated in US dollars at the exchange rate of $1.40 per US dollar, pursuant to Section 1 of Decree No. 471/02, setting new interest rates to be accrued by those secured loans, as established by Section 3 of Decree 471/02. (see Note 1 to the financial statements under Section entitled Public Debt).

                  Banco de Galicia y Buenos Aires S.A. has also participated in the restructuring of the provincial government debt. Decree No. 1579/02 established a voluntary provincial government debt exchange for bonds (BOGAR) or loans (Promissory Notes) issued by the Fiduciary Fund for the Provincial Development (FFDP) and secured by taxation revenues the National Government shares with the provinces, for a term of 16 years, to be amortized in 156 consecutive instalments as from March 4, 2005 at a fixed 2% annual interest rate. Such Decree also considered the financial assistance granted to the Argentine provinces through loans to the FFDP to be eligible for the exchange. This portfolio was not eligible under Decree No. 1387/01 which had established the first exchange of government debt for secured loans that took place in November 2001.

                  As envisaged in Section 3, subsect. k) of that Decree, Banco de Galicia y Buenos Aires opted to exchange the BOGAR to be received under the exchange for Promissory Notes.

                  As established by BCRA regulations, Secured Loans, government securities not subject to the minimum capital requirement to cover market risk, which are mainly those that are not listed on stock exchanges or markets, promissory notes and secured bonds issued by the Fiduciary Fund for the Provincial Development and other financing to the public sector held in financial institutions' portfolio must be recognized at the lower value arising from comparing their "present value" to their "technical value". The former is defined as the "net present value" of a cash flow structure, determined under contractual conditions, and discounted at a rate of 3% set by the BCRA until December 2003 and 3.25% for the JanuaryJune 2004 period. The "technical value" is the indexadjusted amount of each instrument under contractual conditions.

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:     (Continued)

                  As of March 31, 2004, if the difference between the value arising as described in the preceding paragraph (the lower of present value or technical value), and the theoretical value (balances as of March 31, 2004, which include principal amounts net of amortization, adjusted by applying the CER, where applicable, net of the adjustment account mentioned above) is positive, it is reflected in an asset adjustment account and, if negative, it is charged to results. Banco de Galicia y Buenos Aires S.A. has charged $ 47,922 to the March 31, 2004 results for this item. In the same period of the previous year, application of this criterion would have led to a charge of $ 141,023 to results, considering the prior year adjustment.

                  The assets used as collateral for advances granted by the BCRA for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree 905/02, ratified by Section 71 of Law 25827, have been recorded at the value admitted for purposes of the creation of guarantees, as called for by Communique "A" 3911, text per Communique "A" 4084 dated January 30, 2004. The figures for the previous period have been modified for comparative purposes according to this criterion (see Note 12 Prior year adjustment).

                  b.5. Accrual of adjustments, interest, exchange rate differences, premiums on future transactions and variable returns

                  For foreign currency transactions and local currency transactions with a principal adjustment clause, as well as those with prearranged rates for less than 92 days, the accrual has been recognized on a linear basis.

                  For local currency transactions at rates arranged for longer periods, the interest has been accrued on an exponential basis.

                  For the lending and borrowing transactions originally carried out in foreign currency and converted into pesos, the pertinent adjustment from the application of the CER or the CVS, as the case may be under legal or contractual conditions, was accrued at period end.

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:     (Continued)

                  b.6.  Certificates of participation in financial trusts

                  These certificates are recorded at face value plus accrued interest. Noninterest bearing certificates are valued taking into account the participation in net assets and liabilities, as shown in the financial statements of the related trusts.

                  b.7.  Assets under Financial Leases

                  These are stated at the acquisition cost less accumulated depreciation, plus CER where applicable.

                  b.8.  Equity interests in other companies

                  b.8.a. In financial institutions and supplementary and authorized activities

                  -     Controlled companies

                  Argentine:

                  The equity investments in controlled companies are stated at their equity values.

                  The interest in Banelco S.A. has been valued according to the equity method of accounting, on the basis of financial statements as of December 31, 2003 because that company prepares its financial statements on a semiannual basis and, at the date of these financial statements it company did not have audited financial statements. Furthermore, important developments that had an impact on the financial condition and results of that company during the time elapsed, as well as the effect of inflation as of February 28, 2003, were recognized.

                  A provision has been set up to cover the deficit reported by Galicia Capital Markets S.A. in its equity.

                  For purposes of the valuation of the equity interests held in Tarjetas Regionales S.A. and Galicia Capital Markets S.A., Banco de Galicia y Buenos Aires S.A. has adjusted the shareholders' equity in its financial statements due to the effect on them of the application of the deferred tax method in recognizing the income tax charge, a criterion that is not contemplated by Argentine Central Bank regulations. Those adjustments led to a decrease of $ 23,912 in the shareholders' equity of Tarjetas Regionales S.A. and to an increase of $ 13,228 in its results, as well as to a decrease of $ 5,850 in the shareholders' equity of Galicia Capital Markets S.A. It should be noted that those effects have been considered by Grupo Financiero Galicia S.A. in these financial statements.

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:     (Continued)

                  Irrevocable capital contributions that were made in Tarjeta Naranja S.A. and Tarjetas del Mar S.A. within the process for restructuring debts with Banco de Galicia y Buenos Aires S.A. have been disclosed at original values. In the case of Tarjetas del Mar S.A., a valuation allowance has been recorded.

                  Foreign:

                  Banco de Galicia (Cayman) Limited (In Provisional Liquidation) has been valued according to the equity method of accounting, on the basis of financial information originally issued in foreign currency. In the case of Banco Galicia Uruguay S.A., a provision for other contingencies has been set up to cover the deficit reported in its equity, as disclosed in Note 1 to these financial statements under section entitled "Situation of Banco de Galicia y Buenos Aires S.A. - Capitalization.

                  The financial statements of those entities were converted into pesos as mentioned in the fourth paragraph of point a. of this Note.

                  -     Minority interests

                  Argentine:

                  Minority interests have been valued at cost restated as mentioned in the fourth paragraph of point a. above of this Note, plus stock dividends.

                  Foreign:

                  These are reflected at the acquisition cost, plus stock dividends, recognized at their face value.

                  The procedure mentioned in point b.1. above was followed for conversion of foreign currency equity interests into local currency.

                  b.8.b. In other companies

                  -     Minority interests

                  Argentine:

                  These equity investments are stated at their acquisition cost restated as mentioned in point a. above, plus stock dividends.

                  A valuation allowance has been set up for the amount by which it is estimated that the equity interests in Ocye S.A., Argencontrol S.A., Alfer S.A., Galicia Inmobiliaria S.A., Coelsa S.A. Aguas Provinciales de Santa Fe S.A., Aguas Cordobesas S.A., Caminos de la Sierra S.A. and Net Investment S.A. are overstated in relation to their equity value.

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:     (Continued)

                  Under Executive Branch Decree No. 1075, the concession contract of Correo Argentino S.A. has been rescinded. Both the investment in this company and the related receivables have been fully covered by an allowance.

                  Foreign:

                  These are stated at the acquisition cost, plus stock dividends, recognized at their face value.

                  The procedure referred to in point b.1. above has been applied to translate foreign currency equity interests into local currency.

                  A valuation allowance has been set up for the investment in Tradecom International NV in the amount that this investment is estimated to exceed its recoverable value.

                  b.9.  Fixed assets and miscellaneous assets

                  Fixed assets and miscellaneous assets have been valued at cost restated (see point a. above), plus the appreciation in the value of the real estate properties which include the effect of a technical revaluation made in 1981, less accumulated depreciation.

                  The depreciation of these assets is determined on the basis of their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate properties, 120 months for furniture and fixtures and 60 months for the rest of assets.

                  The net book values of the assets, taken as a whole, are not in excess of their value to the business.

                  b.10. Other miscellaneous assets

                  Miscellaneous assets are valued at their restated acquisition cost (see point a. above), less the corresponding accumulated depreciation.

                  The effects of the variations in the purchasing power of the currency as from January 1, 2002 on those miscellaneous assets earmarked for sale and acquired through foreclosure have not been given accounting recognition.

                  The depreciation charges for these assets are calculated following the same criterion as that mentioned in point b.9. above.

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:     (Continued)

                  b.11. Intangible assets

                  Intangible assets have been valued at their acquisition cost restated (see point a. above), less the corresponding accumulated amortization, calculated on the basis of their estimated useful lives expressed in months.

                  Amortization has been recognized on a straightline basis in equal monthly installments, over a maximum of 120 months for "Goodwill" capitalized and over a maximum of 60 months for "Organization and Development Expenses".

                  Effective March 2003, Argentine Central Bank Communique "A" 3916 established that the difference resulting from compliance with court decisions made in lawsuits filed challenging the applicability of current regulations to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree 214/02 and supplementary rules, should also be recorded under this caption, the amortization of which should take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003, as described in
                  Note 1 to the financial statements, under section "Legal actions requesting protection of constitutional rights" and considering point c.1.d.2. of the notes to consolidated financial statements.

                  b.12. Allowance for loan losses and provision for contingencies

                  The aforementioned allowance and provision have been set up to cover Banco de Galicia y Buenos Aires S.A.'s estimated loan uncollectibility risk, based on an evaluation of the debtors' degree of compliance with their payment obligations, their economic and financial condition and the guarantees supporting the related transactions, in line with the provisions of Argentine Central Bank Communique "A" 2216 and supplementary ones.

                  b.13. Shareholders' equity

                  1) The Shareholders' Equity accounts have been restated following the procedure mentioned in Note 2 to these consolidated financial statements, except for the "Capital Stock" and "NonCapitalized Contributions" accounts, which have been stated at their original values. The adjustment derived from the restatement of those accounts was allocated to the "Equity Adjustment Capital Adjustment" account.

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:     (Continued)

                  Furthermore, a prior year adjustment has been recorded as of March 31, 2004 (see Note 12).

                  Income and expenses have been restated regardless of whether they have been collected or paid. Monetary results of exposure to inflation were determined as follows:

                  a. "Monetary result of financial brokerage" includes the result of exposure to inflation generated by assets and liabilities related to the usual period of brokerage activity between the supply and demand of financial resources.

                  b. "Monetary result of operating expenses" includes the result of exposure to inflation generated by monetary assets and liabilities in pesos, related to administrative expenses.

                  c. "Monetary result of other operations" includes the result of exposure to inflation generated by assets and liabilities not related to the financial brokerage activity.

                  b.14. Income tax and tax on minimum notional income

                  As of March 31, 2004, the Company recorded no income tax charge because it has estimated a tax loss carryforward at that date.

                  In view of the fact that Banco de Galicia y Buenos Aires S.A. determined an income tax loss carry forward in the fiscal year ended December 31, 2003, it is required to pay the tax on minimum notional income. Notwithstanding this, no tax charge has been expensed because the amounts that are ultimately paid may be computed, until they are fully used up, as a payment on account of income tax to be determined within the next ten years following the payment date.

                  The income tax charge has been determined in accordance with Argentine Central Bank regulations, which do not contemplate the application of the deferred tax method. However, the consolidated financial statements include the effect of this accounting criterion on Grupo Financiero Galicia S.A. and its subsidiaries.

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:     (Continued)

                  b.15. Dismissal Indemnities

                  Banco de Galicia y Buenos Aires S.A. directly expenses the dismissal indemnities.

                  The amounts that Banco de Galicia y Buenos Aires S.A. may possibly have to pay in respect of labor lawsuits are covered by a provision, which is recorded under "Liabilities Provisions for Dismissal Indemnities".

                  As of March 31, 2004 the maximum risk faced by Banco de Galicia y Buenos Aires S.A. in respect of dismissal indemnities amounted to approximately $ 133,175. As of December 31, 2003, the total amount in this respect was $124,052.

            c. Differences between Argentine Central Bank regulations and professional accounting standards applicable in the Autonomous City of Buenos Aires

                  Through C.D. Resolutions Nos. 238/01, 243/01, 261/01, 262/01
                  and 187/02, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) approved Technical Pronouncements Nos. 16, 17, 18, 19 and 20 with certain modifications, adding changes to the valuation and disclosure accounting standards, the application of which is mandatory for fiscal years commencing as from July 1, 2002 and the interim periods comprised in those fiscal years. Furthermore, CNV General Resolution No. 434/03 adopted, with certain modifications, Technical Pronouncements Nos. 16 to 20 on the basis of the resolutions issued by the CPCECABA. These regulations are mandatory for fiscal years commencing as from January 1, 2003.

                  At the date these financial statements were prepared, the Central Bank had not yet adopted these regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering the new valuation and disclosure criteria added to professional accounting standards in force in the Autonomous City of Buenos Aires.

                  Below is a detail of the main differences between the Argentine Central Bank regulations and professional accounting standards in force in the Autonomous City of Buenos Aires:

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:           (Continued)
------

                  c.1.  Valuation criteria

                  c.1.a. Restatement to constant currency

                  The financial statements of Banco de Galicia y Buenos Aires S.A. have given recognition to the effects of the variations in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 (as amended by Technical Pronouncement No. 19) of the FACPCE.

                  As provided for by National Executive Branch Decree 664/03, Argentine Central Bank Communique "A" 3921 and CNV Resolution No. 441/03, Banco de Galicia y Buenos Aires S.A. discontinued the application of that method and, therefore, did not recognize the effects of the variations in the purchasing power of the currency as from March 1, 2003.

                  As established by MD Resolution No. 41/03 of the CPCECABA, under professional accounting standards the application of this method has been discontinued since October 1, 2003.

                  Nevertheless, taking into account that the variation in the IPIM was a deflation rate of approximately 2% during the MarchSeptember 2003 period, the effects derived from failure to recognize those variations in the financial statements of Banco de Galicia y Buenos Aires S.A. have not been significant.

                  c.1.b. Allocation of results of the conversion into pesos of the net foreign currency position as of December 31, 2001.

                  During the fiscal year ended December 31, 2002, Banco de Galicia y Buenos Aires S.A. allocated $ 1,463,937 (stated in currency of February 2003) to the Unrealized Valuation Difference account, in the shareholders' equity, for the portion of the compensation received under Sections 28 and 29 of the National Executive Branch Decree 905/02, which is equivalent to the recognition of 40% of the net foreign currency position as of December 31, 2001. Under professional accounting standards in force in the Autonomous City of Buenos Aires, that amount should have been charged to the results for that fiscal year. On April 30, 2003, the Meeting of Shareholders approved the absorption of accumulated losses with that Reserve. It should be noted that Grupo Financiero Galicia S.A. has reflected this situation in its financial statements.

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:           (Continued)
------

                  c.1.c. Accounting for income tax according to the deferred tax method

                  Banco de Galicia y Buenos Aires S.A. determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results.

                  Under professional accounting standards in force in the Autonomous City of Buenos Aires, income tax must be recognized according to the deferred tax method and, therefore, deferred tax assets or liabilities calculated on those timing differences must be recognized. In addition, unused tax loss carryforwards or fiscal credits subject to deduction from taxable income in future period of three months should be recognized as deferred assets, provided that taxable income is likely to be generated. Grupo Financiero Galicia S.A. has adapted this situation to its financial statements, as explained in point b.14. above.

                  c.1.d. Valuation of assets with the nonfinancial public and private sectors

                  c.1.d.1. National and provincial secured loans

                  As established by Decree No. 1387/01 dated November 6, 2001, during the fiscal year ended December 31, 2001 Banco de Galicia y Buenos Aires S.A. exchanged with the National State National Government Securities (classified and valued as "Investment accounts", according to the criteria established by the Argentine Central Bank) for national secured loans. In addition, as called for by Decree 1579/02, Banco de Galicia y Buenos Aires S.A. exchanged with the FFDP loans to provincial governments for Provincial Secured Loans.

                  As of March 31, 2004 and 2003, the two types of loans were recorded under "Loans to Public Sector".

                  At those dates, Banco de Galicia y Buenos Aires S.A. valued the two types of assets at the lower of present or technical value, as established by Argentine Central Bank Communique "A" 3911, except for those used as collateral for advances granted by the BCRA for the subscription of the bonds foreseen in Sections 10, 11 and 12 of Decree 905/02.

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:           (Continued)
------

                  Considering the provisions of CD Resolution No. 290/01 of the CPCECABA, as of March 31, 2004 and 2003 these assets should have been valued on the basis of the respective quotation values of the securities exchanged as of November 6, 2001, which are considered to be the transaction cost, where applicable, as from that date, plus interest accrued at the internal rate of return until the end of each period.

                  At that date, the impact of the application of this criterion has been disclosed in point b.4. above.

                  c.1.d.2. Accounting disclosure of effects generated by court decisions on deposits

                  As of March 31, 2004 Banco de Galicia y Buenos Aires S.A. carries an asset for $480,391 ($586,801 of original value net of $106.410 corresponding to accumulated amortization) under Intangible assets Organization and development expenses, for the differences resulting from compliance with court decisions on reimbursement of deposits within the framework of Law No. 25561, Decree 214/02 and complementary rules, as established by BCRA Communique "A" 3916, to be amortized over 60 months. Under professional accounting standards, such asset may be recorded as a receivable, but valued on the basis of the best estimate of the recoverable amounts and recovery terms, considering their possible uncollectibility.

                  c.1.d.3. Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

                  As of March 31, 2004 and December 31, 2003, Banco de Galicia y Buenos Aires S.A. carries the government securities received and to be received in the "Government Securities holdings in investment accounts" and Other Receivables resulting from financial brokerage Other not included in the debtor classification regulations" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

                  Under professional accounting standards in force in the Autonomous City of Buenos Aires, the abovementioned assets must be valued at their current value, as indicated in point b.3.a.I), except where their treatment as investments to be held to maturity applies.

                  At the date these financial statements were prepared, the parity value of BODEN 2012 is approximately 66% of their face value.

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:           (Continued)
------

                  c.1.d.4. Allowances for receivables from the nonfinancial public sector

                  Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under professional accounting standards, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

                  c.1.e. Conversion of financial statements

                  The conversion to pesos of the financial statements of the foreign branches for purposes of consolidation with Banco de Galicia y Buenos Aires S.A. financial statements differs from applicable professional accounting standards (Technical Pronouncement No. 18). These standards require that:

                  (a) the measurements in the financial statements to be converted to pesos that are stated in periodend foreign currency (current values, recoverable values) be converted at the balance sheet date exchange rate; and that

                  (b) the measurements in the financial statements to be converted to pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the pertinent historical exchange rates, restated in yearend currency, when it is so required due to the application of Technical Pronouncement No. 17. Exchange differences arising from conversion of the financial statements will be treated as financial income or costs, as the case may be.

                  The application of this criterion, instead of that mentioned in point a. above does not have a significant impact on the disclosure of Banco de Galicia y Buenos Aires S.A. financial statements.

                  c.2.  Disclosure issues

                  c.2.a. Comparative financial statements

                  The new professional accounting standards establish that it is mandatory to present certain information in the basic financial statements and/or as supplementary information. In this connection, in its quarterly financial statements (at March 31, June 30 and September 30) Banco de Galicia y Buenos Aires S.A. should present the information in the statement of financial condition in comparative format with the same statement for the preceding full fiscal year. In accordance with current Argentine Central Bank regulations, that Bank presents the information in that statement in

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:           (Continued)
------

                  comparative format with the same statement at the closing dates of the same periods of the immediately preceding fiscal year. It should be noted that this difference in regulations is not applicable to annual financial statements.

                  It should be noted that the above discrepancy does not apply to the financial statements of Grupo Financiero Galicia S.A., because the comparative information included in the statement of financial condition covers the preceding full fiscal year.

                  c.2.b. Restatement to constant currency of the comparative financial statements

                  As established by MD Resolution No. 41/03 of the CPCECABA, the March 31, 2003 financial statements, presented for comparative purposes, should have been restated into uniform currency of September 30, 2003, as established by applicable Technical Pronouncement No. 6 of the FACPCE. As mentioned in the notes to its financial statements, those financial statements have been restated into constant currency as of February 28, 2003, as called for by Communique "A" 3921 of the Argentine Central Bank and Resolution No 441 of the CNV.

                  c.2.c. Statement of cash flows

                  The criterion for compiling the statement of cash flows of Banco de Galicia y Buenos Aires S.A. established by the Argentine Central Bank in its Circular CONAU 1 differs from that of Technical Pronouncement No. 19.

                  Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A. have not quantified the effect derived from the application of the new Technical Pronouncements on its financial statements as of March 31, 2004.

NOTE 4:           BASIC INFORMATION CONCERNING THE CONSOLIDATED CONTROLLED
                  ENTITIES

                  The basic information concerning the controlled entities is disclosed in Note 10 and Schedule C to the financial statements of Grupo Financiero Galicia S.A..

                  Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A. and its controlled entity Banco de Galicia y Buenos Aires S.A., the remaining 12.50% of the capital stock and voting rights of those companies.

NOTE 4:           (Continued)
------

                  The financial statements of Net Investment S.A. have in turn been consolidated on a linebyline basis with the statements of financial condition, statements of income and statements of cash flows of B2Agro S.A. As of March 31, 2004, Net Investment S.A. held the following percentages of equity interests:

                  =========================================================== ================= ================
                                         ISSUING COMPANY                        % OF CAPITAL        % OF VOTES
                    B2Agro S.A.                                                      99.99            99.99
                  =========================================================== ================= ================

                  The financial statements of Galicia Warrants S.A. have been adapted to cover a three-month period as of March 31, 2004, for consolidation purposes.

                  The financial statements of Sudamericana Holding S.A. have been adapted to cover a three-month period as of March 31, 2004, for consolidation purposes. These financial statements have in turn been consolidated on a line by line basis with the statements of financial condition, income statements and statements of cash flows of Instituto de Salta Seguros de Vida S.A., Galicia Retiro Cia. de Seguros S.A., Galicia Vida Cia. de Seguros S.A., Medigap Salud S.A. (formerly Hartford Salud S.A.), Sudamericana Asesores de Seguros S.A. and Galicia Patrimoniales Compania de Seguros S.A.. As of December 31, 2003, Sudamericana Holding S.A. held the following equity percentages:


                  =========================================================== ================= ================
                                         ISSUING COMPANY                          % OF CAPITAL      % OF VOTES
                  Aseguradora de Personas Galicia S.A. (formerly Hartford
                  Seguros de Vida S.A.) (*)                                               -                -
                  ----------------------------------------------------------- ------------------ ----------------
                  Instituto de Salta Seguros de Vida S.A.                             99.99            99.99
                  ----------------------------------------------------------- ------------------ ----------------
                  Galicia Retiro Cia. De Seguros S.A.                                 99.99            99.99
                  ----------------------------------------------------------- ------------------ ----------------
                  Galicia Vida Cia. de Seguros S.A.                                   99.99            99.99
                  ----------------------------------------------------------- ------------------ ----------------
                  Medigap Salud S.A. (formerly Hartford Salud S.A.)                   99.99            99.99
                  ----------------------------------------------------------- ------------------ ----------------
                  Sudamericana Asesores de Seguros S.A.                               99.97            99.97
                  ----------------------------------------------------------- ------------------ ----------------
                  Galicia Patrimoniales Cia. de Seguros S.A. (**)                     99,99            99,99
                  =========================================================== ================== ================

                  (*) On June 26, 2003, through Resolution 29319 the National Insurance Superintendency (SSN) approved the merger by absorption and revoked Aseguradora de Personas Galicia S.A.'s authorization to operate as an insurer, Galicia Vida Cia. de Seguros S.A. being the merging company.
                  (**) On November 4, 2003, through Resolution 29556 the SSN authorized Galicia Patrimoniales Compania de Seguros S.A. to operate on the market.

NOTE 4:           (Continued)
------

                  The financial statements of Banco de Galicia y Buenos Aires S.A. as of March 31, 2004 and related comparative financial statements include the assets, liabilities and results of the controlled entities detailed below:

                 ===================================================================================================
                                                                 as of March 31, 2004
                 ---------------------------------------------------------------------------------------------------
                                                                                          PERCENTAGE OF INTEREST
                              ISSUING COMPANY                         SHARES                      HELD IN
                                                              ------------------------------------------------------
                                                                                            TOTAL       POSSIBLE
                                                                TYPE         NUMBER        CAPITAL        VOTES
                  --------------------------------------------------------------------------------------------------
                  BANCO GALICIA URUGUAY S.A.                  Ordinary       13,375(*)        100.00        100.00
                  --------------------------------------------------------------------------------------------------
                  TARJETAS REGIONALES S.A.                      Ord.        70,834,148     68.218548     68.218548
                                                             Book-entry
                  --------------------------------------------------------------------------------------------------
                  GALICIA CAPITAL MARKETS S.A.                  Ord.            99,990         99.99         99.99
                                                             Book-entry
                  --------------------------------------------------------------------------------------------------
                  GALICIA FACTORING Y LEASING S.A.              Ord.         1,889,700         99.98         99.98
                                                             Book-entry
                  --------------------------------------------------------------------------------------------------
                  AGRO GALICIA S.A.                             Ord.           250,000        100.00        100.00
                                                             Book-entry
                  --------------------------------------------------------------------------------------------------
                  GALICIA VALORES S.A. SOC. DE BOLSA            Ord.           999,996         99.99         99.99
                                                             Book-entry
                 ===================================================================================================
                  * Stated at a face value of 1,000 Uruguayan pesos.


                 ===================================================================================================
                                                                 As of December 31, 2004
                 ---------------------------------------------------------------------------------------------------
                                                                                          PERCENTAGE OF INTEREST
                              ISSUING COMPANY                         SHARES                      HELD IN
                                                              ------------------------------------------------------
                                                                                            TOTAL       POSSIBLE
                                                                TYPE         NUMBER        CAPITAL        VOTES
                  --------------------------------------------------------------------------------------------------
                  BANCO GALICIA URUGUAY S.A.                   Ordinary        13,375(*)       100.00        100.00
                  --------------------------------------------------------------------------------------------------

                  TARJETAS REGIONALES S.A.                       Ord.         70,834,148    68.218548     68.218548
                                                              Book-entry
                  --------------------------------------------------------------------------------------------------
                  GALICIA CAPITAL MARKETS S.A.                   Ord.             99,990        99.99         99.99
                                                              Book-entry
                  --------------------------------------------------------------------------------------------------
                  GALICIA FACTORING Y LEASING S.A.               Ord.          1,889,700        99.98         99.98
                                                              Book-entry
                  --------------------------------------------------------------------------------------------------
                  AGRO GALICIA S.A.                              Ord.            250,000       100.00        100.00
                                                              Book-entry
                  --------------------------------------------------------------------------------------------------
                  GALICIA VALORES S.A. SOC. DE BOLSA             Ord.            999,996        99.99         99.99
                                                              Book-entry
                 ===================================================================================================

                  * Stated at a face value of 1,000 Uruguayan pesos.


                 ===================================================================================================
                                                                 As of March 31, 2004
                 ---------------------------------------------------------------------------------------------------
                              ISSUING COMPANY                  ASSETS      LIABILITIES    SHAREHOLDERS'      RESULTS
                                                                                             EQUITY
                 ---------------------------------------------------------------------------------------------------
                  BANCO GALICIA URUGUAY S.A.                 1,533,095     2,225,424          (692,329)       6,646
                 ---------------------------------------------------------------------------------------------------
                  TARJETAS REGIONALES S.A. (*)                 768,986       725,794             43,192      17,781
                 ---------------------------------------------------------------------------------------------------
                  GALICIA CAPITAL MARKETS S.A. (*)              16,227        17,394            (1,167)       5,028
                 ---------------------------------------------------------------------------------------------------
                  GALICIA FACTORING Y LEASING S.A.               2,985            19              2,966       (117)
                 ---------------------------------------------------------------------------------------------------
                  AGRO GALICIA S.A.                                127             6                121        (37)
                 ---------------------------------------------------------------------------------------------------
                  GALICIA VALORES S.A. SOC. DE BOLSA            27,043        15,553             11,490         346
                 ===================================================================================================
                  (*) See Note 3b.7.a. to the consolidated financial statements.

NOTE 4:           (Continued)
------

                 ===================================================================================================
                                                    Financial condition as of December 31, 2003 and
                                                               results as of March 31, 2003
                 ---------------------------------------------------------------------------------------------------
                              ISSUING COMPANY                  ASSETS      LIABILITIES    SHAREHOLDERS'      RESULTS
                                                                                             EQUITY
                 ---------------------------------------------------------------------------------------------------
                  BANCO GALICIA URUGUAY S.A.                 1,615,093     2,333,165          (718,072)      56,279
                 ---------------------------------------------------------------------------------------------------
                  TARJETAS REGIONALES S.A.                     768,191       742,780             25,411     (2,901)
                 ---------------------------------------------------------------------------------------------------
                  GALICIA CAPITAL MARKETS S.A.                  17,799        23,993            (6,194)     (3,660)
                 ---------------------------------------------------------------------------------------------------
                  GALICIA FACTORING Y LEASING S.A.               3,105            23              3,082       (603)
                 ---------------------------------------------------------------------------------------------------
                  AGRO GALICIA S.A.                                164             6                158        (23)
                 ---------------------------------------------------------------------------------------------------
                  GALICIA VALORES S.A. SOC. DE BOLSA            26,314        15,170             11,144         505
                 ===================================================================================================

                  The Financial Statements of the controlled entities have been conformed to the valuation and disclosure standards laid down by the Argentine Central Bank and cover the same period as that of the financial statements of Banco de Galicia y Buenos Aires S.A..

                  The financial statements of Banco Galicia Uruguay S.A. include the balances of the special balance sheet, income statement and statement of cash flows of the Company, which have been consolidated on a linebyline basis with the special balance sheet, income statement and statement of cash flows of Banco de Galicia (Cayman) Limited (In Provisional Liquidation), in which Banco Galicia Uruguay S.A. holds 65.3405% of its capital stock and Banco de Galicia y Buenos Aires S.A., the remaining 34.6595%. The latter statements have been consolidated with those of Galicia Pension Fund Limited, in which Banco de Galicia (Cayman) Limited (In Provisional Liquidation) holds a 100% participation.

                  Furthermore, Galicia Pension Fund Limited consolidates its financial statements with those of Galicia Administradora de Fondos S.A. Sociedad Gerente, in which it holds 99.985% of its capital stock. The information for the previous year and at the end of the same period of the previous year, presented for comparative purposes, as well as the figures of those subsidiaries have been modified, according to pro forma information held at Banco de Galicia y Buenos Aires S.A.

                  Furthermore, the March 31, 2004 financial statements of Tarjetas Regionales S.A., which were used for consolidation purposes, have in turn been consolidated on a linebyline basis with those of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest.

NOTE 4:           (Continued)
------

                  a) The percentages directly held in those companies' capital stock are as follows:

                 ===================================================================================================
                                  Company                                3.31.04                  12.31.03
                 ---------------------------------------------------------------------------------------------------
                  Tarjetas Cuyanas S.A.                                    60%                       60%
                 ---------------------------------------------------------------------------------------------------
                  Tarjetas del Mar S.A.                                   100%                      100%
                 ---------------------------------------------------------------------------------------------------
                  Tarjeta Naranja S.A.                                     80%                       80%
                 ---------------------------------------------------------------------------------------------------
                  Tarjeta Confiar S.A.                                      -                        60%
                 ===================================================================================================

                  b) The percentages indirectly held in those companies' capital stock through the controlled entity Tarjeta Naranja S.A. are as follows:

                 ===================================================================================================
                                  Company                                3.31.04                  12.31.03
                 ---------------------------------------------------------------------------------------------------
                  Tarjeta Confiar S.A.                                      -                        32%
                 ===================================================================================================

                  Tarjeta Naranja S.A. financial statements have in turn been consolidated with the financial statements of Cobranzas Regionales S.A., in which it holds 87.7% of voting stock. Furthermore, Tarjetas Cuyanas S.A. holds 12.3% of that company's capital stock and voting rights.

                  The financial statements of Galicia Capital Markets S.A., used for purposes of consolidation, have been consolidated on a linebyline basis with the financial statements of Galicia Advent Corporation Limited, in which that company holds a 73.33% equity interest.

                  Banco de Galicia y Buenos Aires S.A. holds 99% of the capital stock of Agro Galicia S.A. and Galicia Capital Markets, the remaining 1%.

NOTE 5:           MINORITY INTEREST IN CONSOLIDATED INSTITUTIONS OR COMPANIES
------            -----------------------------------------------------------

                  The portion of the net worth of the controlled investees owned by third parties has been disclosed in the Statement of Financial Condition, under the "Minority interest in consolidated institutions or companies" caption.

                  The result of minority interests is disclosed in the Income Statement under "Result of Minority Interest".

                  As of March 31, 2004 and December 31, 2003, the percentages of minority interest are as follows:

NOTE 5:           (Continued)
------


                 ===================================================================================================
                                  Company                                3.31.04                  12.31.03
                 ---------------------------------------------------------------------------------------------------
                  Banco de Galicia y Bs. As. S.A.                        6.41446%                 6.41446%
                 ---------------------------------------------------------------------------------------------------
                  Net Investment S.A.                                    0.80181%                 0.80181%
                 ---------------------------------------------------------------------------------------------------
                  Sudamericana Holding S.A.                              0.80175%                 0.80175%
                 ---------------------------------------------------------------------------------------------------
                  Galicia Warrants S.A.                                  0.80181%                 0.80181%
                 ---------------------------------------------------------------------------------------------------
                  B2Agro S.A.                                            0.81007%                 0.81007%
                 ---------------------------------------------------------------------------------------------------
                  Net Investment B.V.                                    0.80181%                 0.80181%
                 ---------------------------------------------------------------------------------------------------
                  Medigap Salud S.A. (formerly Hartford Salud S.A.)      0.81002%                 0.81002%
                 ---------------------------------------------------------------------------------------------------
                  Instituto de Salta Seguros de Vida S.A.                0.80211%                 0.80211%
                 ---------------------------------------------------------------------------------------------------
                  Galicia Retiro Cia. De Seguros S.A.                    0.80188%                 0.80188%
                 ---------------------------------------------------------------------------------------------------
                  Galicia Vida Cia. de Seguros S.A.                      0.80199%                 0.80199%
                 ---------------------------------------------------------------------------------------------------
                  Sudamericana Asesora de Seguros S.A.                   0.83482%                 0.83482%
                 ---------------------------------------------------------------------------------------------------
                  Galicia Patrimoniales Cia. de Seguros S.A.             0.81002%                 0.81002%
                 ===================================================================================================

                  In the case of Banco de Galicia y Buenos Aires S.A., the breakdown of supplementary equity interests included in the "Minority Interests" caption is as follows:

                 ===================================================================================================
                                  Company                                            3.31.04           12.31.03
                                                                                        %                  %
                 ---------------------------------------------------------------------------------------------------
                  Galicia Valores S.A. Sociedad de Bolsa                               0.01              0.01
                 ---------------------------------------------------------------------------------------------------
                  Galicia Capital Markets S.A.                                         0.01              0.01
                 ---------------------------------------------------------------------------------------------------
                  Galicia Factoring y Leasing S.A.                                     0.02              0.02
                 ---------------------------------------------------------------------------------------------------
                  Galicia Administradora de Fondos S.A. Soc. Gerente de Fondos
                  Comunes de Inversion                                                0.015              0.015
                 ---------------------------------------------------------------------------------------------------
                  Tarjeta Comfiar S.A.                                                    -              8.00
                 ---------------------------------------------------------------------------------------------------
                  Tarjetas Cuyanas S.A.                                               40.00             40.00
                 ---------------------------------------------------------------------------------------------------
                  Tarjeta Naranja S.A.                                                20.00             20.00
                 ---------------------------------------------------------------------------------------------------
                  Galicia Advent Corporation Limited                                  26.67             42.11
                 ---------------------------------------------------------------------------------------------------
                  Galicia Equity Analysis S.A.                                            -                 -
                 ---------------------------------------------------------------------------------------------------
                  Cobranzas Regionales S.A.                                           22.46             19.904
                 ===================================================================================================

NOTE 6:           RESTRICTED ASSETS
------            -----------------

                  As of March 31, 2004, Banco de Galicia y Buenos Aires S.A.'s ability to dispose of the following assets pertaining to local branches was restricted as follows:

NOTE 6:           (Continued)
------

                  a. Funds and Government Securities
                  The amount of $ 44,058 has been deposited in escrow as a guarantee towards third parties.

                  b. Guarantees provided as security for direct obligations:
                  As of March 31, 2004 Banco de Galicia y Buenos Aires S.A. records guarantees provided as security for direct obligations for $ 251,315 in memorandum accounts, as a result of commitments undertaken under the portfolio assignment and/or sale contracts signed with Galicia Creditos Hipotecarios Financial Trust and Citibank N.A. Buenos Aires Branch. According to those contracts, Banco de Galicia y Buenos Aires S.A. undertakes to repurchase and replace the receivables assigned with others of similar characteristics in the event of default.

                  c. Special Accounts as Collateral for Transactions
                  Special accounts have been opened with the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions which, as of March 31, 2004 amounted to $ 68,642.

                  d. Deposits in favor of the Argentine Central Bank
                  These have been set up in line with Argentine Central Bank regulations:

                   Communique "A" 1190                      $       533
                   Communique "A" 2923                      $     1,081

                  e. Fund for assistance to financial institutions
                  As of March 31, 2004 Banco de Galicia y Buenos Aires S.A. had deposited secured loans for $ 188,994 in guarantee of the Fund for assistance to Financial Institutions.

                  f. Guarantees provided to the Argentine Central Bank
                  As of March 31, 2004, Banco de Galicia y Buenos Aires S.A. has transferred loans to the public sector in favor of the Argentine Central Bank, as collateral for advances of $ 5,686,895 for assistance received to cover temporary lack of liquidity.

NOTE 6:           (Continued)
------

                  g. Equity interests in Other Companies
                  Banco de Galicia y Buenos Aires S.A. has granted a senior pledge on all its shares in Correo Argentino S.A., in favor of the International Finance Corporation, Inter American Development Bank and a syndicate of domestic institutions, as collateral for financing granted to that company. This transaction was authorized by the Argentine Central Bank through resolution No. 408 dated September 9, 1999.

                  Under the sponsorship contract, Banco de Galicia y Buenos Aires S.A. is liable for 14.53% of the financial debt held by Correo Argentino S.A. with its financial creditors, in the event of early termination of the concession for any reason or title, including bankruptcy. On November 19, 2003, the National State rescinded the concession contract awarded to Correo Argentino S.A. On December 16, 2003, this company was declared bankrupt, a judgment that has been appealed.

                  At the date of these financial statements, no claims have been received from the financial creditors. Banco de Galicia y Buenos Aires S.A. has provided for the amount it estimates it will be required to pay for this contingency.

                  On March 25, 2004, the guarantee for $7,265 provided in favor of the Nacional State as security for compliance with the concession of Correo Argentino S.A. was executed. The related claim has been proved as a possible claim in the reorganization proceedings involving Correo Argentino S.A. After the guarantee has been actually paid, the pertinent filing will be made in the records of the case. The claim has been fully covered by an allowance. Banco de Galicia y Buenos Aires S.A. will pay the guarantee under the conditions established by the National Communications Commission.

                  "Equity interests in Other Companies" includes shares whose transferability is subject to the prior approval of the National or Provincial authorities, where applicable, under the terms of the concession contracts signed:

                  - Aguas Argentinas S.A.: 3,236,879 bookentry class F shares and 522,887 bookentry class E shares.

                  - Aguas Provinciales de Santa Fe S.A.: 3,600,000 bookentry class F shares and 62,500 bookentry class D shares

                  - Inversora Diamante S.A.: 1,606,117 ordinary bookentry nontransferable shares.

NOTE 6:           (Continued)
------

                  -Inversora Nihuiles S.A.: 1,184,093 ordinary bookentry nontransferable shares.

                  -Electrigal S.A.: 1,222,406.50 ordinary registered nonendorsable nontransferable shares.

                  -Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

                  -Correo Argentino S.A.: 12,462,021 ordinary nontransferable class B shares.

                  As a shareholder of the concessionaires of the water supply services, Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., Banco de Galicia y Buenos Aires S.A. and the other shareholders have committed to provide financial support to those companies if they were unable to fulfill the commitments they have undertaken with international financial bodies, which have been recognized under Memorandum Accounts Guarantees provided as security for Direct Obligations.

                  The Inter American Development Bank (IDB) requested that the shareholders of Aguas Argentinas S.A. and Aguas Provinciales de Santa Fe S.A. grant loans to those companies. On February 18, 2003, financial assistance was granted to Aguas Argentinas S.A. in the amount of thousand of US$ 598, while Banco de Galicia y Buenos Aires S.A. considers that Aguas Provinciales de Santa Fe S.A.'s request should not be admitted because in its opinion, no obligation remains unmet.

                  In view of a notification of a deficit in funds by Aguas Provinciales de Santa Fe S.A., on November 5, 2003 a loan for an amount equivalent to thousand of US$ 329 was granted, under the terms of the contract signed with the International Finance Corporation.

                  Banco de Galicia y Buenos Aires S.A. has covered with a provision the amount it estimates will be required to pay for these contingencies.

                  At December 31, 2003, the total amount of restricted assets was $6,136,353.

                  In addition, as of March 31, 2004 the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets existing at its controlled entities subject to consolidation is restricted as follows:

NOTE 6:           (Continued)
------

                  a. Galicia Valores S.A. Sociedad de Bolsa: As of March 31, 2004 this company held three shares of Mercado de Valores de Buenos Aires S.A. securing an insurance covering its transactions for $ 4,500. At the end of the previous year, restricted assets totaled $ 4,500

                  b. Tarjetas Cuyanas S.A.

                  As of March 31, 2004, Banco de Galicia y Buenos Aires S.A.'s ability to dispose of time deposits for thousand of US$ 190 and $100 was restricted because this amount was earmarked to secure a Collection Agreement signed with the Revenue Board of the Province of Mendoza.

                  c. Banco Galicia (Cayman) Limited (In Provisional Liquidation) On January 3, 2003 an attachment was levied on the Entity's receivables from Banco Galicia Uruguay S.A., for a total amount of thousand of US$ 1,014 (including legal expenses), which should have been transferred to the Entity in payment of the second installment of that credit. The pertinent defenses have been filed before the courts to safeguard the Entity's interests, therefore such item has been recognized under "Sundry receivables". At the date of these financial statements, Banco de Galicia (Cayman) Limited (In provisional liquidation) had not yet collected those receivables. Furthermore, the lower court decision was favorable to the Entity, so it is believed that the Appellate Court will also rule in favor of that Entity.

                  d. Banco Galicia Uruguay S.A.:

                  At the request of creditors of Banco Galicia Uruguay S.A., a restraining order has been issued enjoining this entity from disposing of its real property.

                  Under a security interest agreement signed on July 24, 2003 and registered with the Registry of Movable Property Pledges Division Montevideo Uruguay on August 5, 2003, the rights to collect debts from all debtors have been pledged as collateral in favor of the holders of transferable time deposit certificates and/or negotiable obligations issued in compliance with the debtor reorganization plan approved.

0
NOTE 7:           TRUST ACTIVITIES
------            ----------------

                  a) Trust Agreements as security for compliance with obligations
                  In order to secure compliance with contractual obligations, the parties to these agreements have agreed to deliver in trust to Banco de Galicia y Buenos Aires S.A. amounts to be invested according to the following detail:

                ===================================================================================================
                    Agreement date          Trustor                 Trust fund balance             Expiration date
                                                           --------------------------------------
                                                                   $           Thousands of US$
                 ---------------------------------------------------------------------------------------------------

                       05.15.98         Natalio   Garber                   -             21,328      05.15.03 (1)
                                        y  Silvia  Chait
                                        de Garbe
                 ---------------------------------------------------------------------------------------------------
                       01.06.98         Eduardo  Sumic y                  11                 24      07.07.07 (2)
                                        Ercides Ciani
                 ---------------------------------------------------------------------------------------------------
                       09.20.02         Tarjeta  Naranja               7,368                  -      05.31.10 (3)
                                        S.A.I
                 ---------------------------------------------------------------------------------------------------
                       09.20.02         Tarjeta  Cuyanas                 860                  -      05.31.10 (3)
                                        S.A I
                 ---------------------------------------------------------------------------------------------------
                       10.31.02         Tarjeta  Cuyanas                 301                  -      05.31.10 (3)
                                        S.A. II
                 ---------------------------------------------------------------------------------------------------
                       02.07.03         Tarjeta  Naranja               1,637                  -      01.31.11 (3)
                                        S.A. II
                ===================================================================================================

                  b) Administration Trust Agreements
                  Purpose: to administer and exercise the financial ownership of the trust assets.

                ===================================================================================================
                    Agreement date          Trustor                 Trust fund balance             Expiration date
                                                           --------------------------------------
                                                                   $           Thousands of US$
                 ---------------------------------------------------------------------------------------------------
                       12.23.02         Coca   Cola   de               1,620                  -      12.31.04 (3)
                                        Argentina S.A.
                 ---------------------------------------------------------------------------------------------------
                       02.23.04         Car Security                      14                 22      12.31.08 (3)
                  ===================== ================== =================== =================== ==================

                  c) Financial trust agreement
                  Purpose: to administer and exercise the financial ownership of the trust assets until the redemption of the debt securities.

NOTE 7            (Continued)
------


                ===================================================================================================
                    Agreement date          Trustor                 Trust fund balance             Expiration date
                                                           --------------------------------------
                                                                   $           Thousands of US$
                ---------------------------------------------------------------------------------------------------
                       01.28.04         Tarjeta  Naranja III           3,291                 -      08.01.10 (4)
                ===================================================================================================

                  (1) The contract shall remain in force until its purpose has been complied with.

                  (2) These amounts will be released upon maturity or when Banco de Galicia y Buenos Aires S.A. receives instructions in accordance with contract stipulations.

                  (3) These amounts will be released monthly until the earlier of the settlement date of trustor obligations or the due date.

                  (4) These amounts will be released montly until the redemption of the debt securities.

NOTE 8:           NEGOTIABLE OBLIGATIONS AND OTHER DEBT SECURITIES
------            ------------------------------------------------

                  a) Banco de Galicia y Buenos Aires S.A. Ordinary Negotiable Obligations

                  a.1) As of March 31, 2004, Banco de Galicia y Buenos Aires S.A. had the following negotiable obligation issues outstanding:

                ===================================================================================================
                                                                                                   ISSUE AUTHORIZED
                       ISSUE DATE        FACE VALUE       RESIDUAL         TERM          RATE       BY THE NATIONAL
                                        (IN THOUSAND        VALUE                                     SECURITIES
                                          OF US$)            (*)                                      COMMISSION
                ---------------------------------------------------------------------------------------------------
                        11.08.93          200,000          192,672       10 years       9.00 %            10.08.93
                ---------------------------------------------------------------------------------------------------
                        08.07.97          150,000          136,915      1,825 days    Libor plus       08.02.93 and
                                                                                        1,875%            12.20.94
                ===================================================================================================

                  (1) On the interest payment dates falling due in August 2002 or before, Libor plus 1.875%

                  (*) Certain holders of Negotiable Obligations, which were in turn debtors of Banco de Galicia y Buenos Aires S.A., for due and payable and liquid obligations, have exercised the right under Section 818 and related provisions of the Argentine Civil Code, requiring that Bank to settle its debt by offsetting them against its receivables for the Negotiable Obligations. Banco de Galicia y Buenos Aires S.A. had to accept this offsetting, under the conditions established by Law.

                  Those Negotiable Obligations are included in the refinancing of debts instrumented as mentioned in Note 1, "Restructuring of Foreign Debt of Head Office and its Cayman
                  Branch".

NOTE 8            (Continued)
------

                  a.2) The Ordinary Shareholders' Meeting held on September 30, 1997, authorized the creation of a Global Program for a maximum total amount of thousand of US$ 1,000,000 for issuing ordinary negotiable obligations, not convertible into shares which may be issued in pesos, US dollars or other currencies.

                  As of March 31, 2004, Banco de Galicia y Buenos Aires S.A. had the following short and mediumterm negotiable obligation issues outstanding under the above program:

                ===================================================================================================
                                                                                                   ISSUE AUTHORIZED
                       ISSUE DATE        FACE VALUE              TERM              RATE             BY THE NATIONAL
                                        (IN THOUSAND                                                  SECURITIES
                                          OF US$)                                                     COMMISSION
                ---------------------------------------------------------------------------------------------------
                        12.20.00            44,444(*)         1,825 days        Libor plus 2%           04.22.98
                ---------------------------------------------------------------------------------------------------
                        06.11.01            10,667(*)         1,653 days        Libor plus 2%           04.22.98
                ---------------------------------------------------------------------------------------------------
                        07.19.02           72,635(**)         1,840 days            7.875%              04.22.98
                ---------------------------------------------------------------------------------------------------
                        07.19.02           43,161(**)         1,840 days        Libor-6 months          04.22.98
                                                                                   plus 4%
                ===================================================================================================

                  (*) On December 20, 2001, the first installment was amortized for a face value of 5,556 and 1,333, respectively, the last four past due services remaining unpaid at the date of these financial statements.

                  (**) Negotiable obligations in normal situation, issued as a result of the restructuring of the debt of the New York Branch, but not included in the restructuring of the debt of Banco de Galicia y Buenos Aires S.A..

                  a.3) The Ordinary Meeting of Shareholders held on September 30, 2003 approved the creation of a Global Program for the issuance and reissuance of ordinary negotiable obligations, not convertible into shares, whether subordinated or not, secured or unsecured, for a maximum nominal amount of thousand of US$ 2,000,000 or its equivalent in any other currency, outstanding at any time during the life of the Program, as determined by the Board of Directors, for a maximum term of five years counted as from the authorization of the Program by the National Securities Commission (CNV), which took place on December 29, 2003 pursuant to Resolution 14708, or for any other longer term the CNV may authorize pursuant to regulations.

                  At the date of the financial statements of Banco de Galicia y Buenos Aires S.A., through Resolution 14773 the CNV authorized the issue of ordinary senior and subordinated Negotiable Obligations, not convertible into shares, for a total face value of thousand of US$1,400,000 or its equivalent in other currencies.

                  The net proceeds of the negotiable obligations issued under the Program will be used to refinance the foreign debt, as required by Section 36 of the Negotiable Obligations Law, BCRA Communique "A" 3046 and its amendments, and other applicable regulations.

NOTE 8            (Continued)
------

                  As of March 31, 2004 and March 31, 2003, the amount of the negotiable obligations in respect of principal and interest, net of discounts, was $1,601,193 and $ 1,650,040, respectively, and was used in accordance with the provisions of the Negotiable Obligations Law and BCRA regulations for providing financing to domestic companies with regard to investments in physical assets in Argentina, providing working capital or refinancing liabilities, granting consumer and mortgage loans for financing housing construction, investments in the share capital of domestic companies and other purposes envisaged in current regulations.

                  b) Banco de Galicia y Buenos Aires S.A.'s controlled companies-Issue of negotiable obligations, debt certificates and other debt securities

                  Below is disclosed the situation of each company in relation to third parties' debts as of March 31, 2004, and the valuation criteria followed:

                  Tarjetas Cuyanas S.A.:

                  On May 23 and October 31, 2002, that company entered into two agreements for the redemption of its Negotiable Obligations through the issue of debt certificates.

                  At the end of the period ended March 31, 2004, holders of negotiable obligations adhered to the exchange of negotiable obligations for debt certificates in the amount of approximately thousand of US$ 5,000 and thousand of US$ 1,690, respectively. At March 31, 2004, that company has valued its debt certificates at approximately $ 5,154, a figure obtained by applying the present value method to the future discounted cash flows, as established by CNV Resolution No. 434/03 which, net of collections earmarked to the repayment of those certificates is $ 4,004.

                  For purposes of applying the valuation method mentioned above, Tarjetas Cuyanas S.A. has taken as a premise for the agreements entered into on May 23, 2002 and October 31, 2002 a nominal annual discount rate of 11% for both of them, and a cash flow made up of 5% and 1.75% of the monthly collections of receivables derived from the use of credit cards for terms of 8 years and 7 years and 7 months, counted as from the earlier of June 1, 2002 and November 1, 2002, respectively, or until the full amortization of the subscribed certificates, in both cases.

NOTE 8:           (Continued)
------

                  The abovementioned cash flows are made up of:

                  a) receivables derived from the use of credit cards;

                  b) consumer loans granted by the Company to the holders of credit cards issued by it; and c) refinancing of receivables mentioned in a) and b).

                  Tarjetas del Mar S.A.:

                  During last fiscal year, Tarjetas del Mar S.A. issued a debt certificate (the Mira Bond) for thousand of US$15,000, payable within 10 years in 10 annual and consecutive installments, exchanged with Banco de Galicia y Buenos Aires S.A. (Cayman Branch) its own debt certificate for a certificate issued by Tarjeta Naranja S.A. held by that branch and offered the holders of its Negotiable Obligations to exchange them for the debt certificate issued by Tarjeta Naranja S.A. The Argentine Central Bank has not made any observations in relation to this procedure, concerning matters within its field of competence. Also, bank loans for $14,860 and overdraft facilities for $3,070 plus interest from Banco de Galicia y Buenos Aires S.A. had fallen due.

                  The Negotiable Obligations issued by Tarjetas del Mar S.A., which continue to be due and payable is equivalent to an amount of thousand of US$ 842 (face value). The Board of Directors of Tarjetas del Mar S.A. has valued the negotiable obligations as of March 31, 2004 as follows: thousand of US$ 662 (face value) at the exchange rate of US$1=$1, plus the Reference Stabilization Index (CER), and thousand of US$ 180 (face value) at the exchange rate of US$1=$1.40.

                  If all the due and payable negotiable obligations as of March 31, 2004 were to be valued at the free US dollar exchange rate, an additional loss of approximately $ 1,185 would be generated as of period end.

                  The maximum effect on the financial statements of Tarjetas Regionales S.A. and Banco de Galicia y Buenos Aires S.A., amounted to approximately $ 1,185.

                  Tarjeta Naranja S.A.:

                  On May 23, 2002 and February 6, 2003, Tarjeta Naranja S.A. executed two agreements for the redemption of negotiable obligations and the

NOTE 8:           (Continued)
------

                  issuance of debt certificates in US dollars secured by a trust. As of March 31, 2004, holders of negotiable obligations had adhered to those agreements in the amount of thousand of US$ 69,911, the residual value of those negotiable obligations amounting to thousand of US$ 39,749 at period end, for amortization.

                  The debt certificates have been valued by determining the present value of the cash flow involved, converted at the exchange rate prevailing on the transaction date, assuming a discount rate equivalent to an annual effective rate (TEA) of 11% as a premise.

                  The application of the present value method to this financial debt, recommended by Technical Pronouncement No. 17 of the Argentine Federation of Professional Councils in Economic Sciences results in thousand of US$ 37,447, which valued at free US dollar exchange rate as of March 31, 2004 results in $107,100 (including principal and interest).

                  As of March 31, 2004, the overdue balance of the Global Negotiable Obligation Program not yet collected by their holders amounted to thousand of US$ 1,339.

                  In view of Tarjeta Naranja S.A.'s expectations for the method of redemption of these obligations, either by means of the adherence to the agreement or by redeeming them in cash, such obligations have been valued as follows: 50%, that is thousand of US$ 669, are expected to be redeemed in cash applying the US$1=$1 exchange rate, plus CER, and the remaining 50% is expected to be exchanged for debt securities, so they were valued applying the same procedure as that described above for debt certificates, a present value of thousand of US$ 630, which valued at the free US dollar exchange rate as of March 31, 2004 represents liabilities for $1.800. If all the due and payable negotiable obligations amounting to $ 1,339 were valued at the free US dollar exchange rate as of March 31, 2004, an additional loss of approximately $ 1,046 would be generated at period end. The maximum risk attaching to the situations described, which could have an impact on the consolidated financial statements of Tarjetas Regionales S.A. and Banco de Galicia y Buenos Aires S.A. amounts to $ 837.

                  On February 6, 2003 the Board of Directors of Tarjeta Naranja S.A. approved the issuance of Series II Debt Certificates for thousand of US$ 15,000 secured by a Trust, with similar characteristics to the Agreement entered into on May 23, 2002 for the redemption of negotiable obligations Series XXVII. On February 7, 2003 that Agreement was entered into and fully

NOTE 8:           (Continued)
------

                  subscribed. This debt has been settled in monthly installments with 1% of collections since February 1, 2003, for eight years counted as from the earlier of that date or until the certificates subscribed are fully amortized.

                  Those Debt Certificates were valued by determining the present value of the discounted cash flows, converted at yearend exchange rate, assuming a discount rate equivalent to an annual effective rate (TEA) of 11% as a premise. The application of the present value method to this financial debt, established by Technical Pronouncement No. 17 of the Argentine Federation of Professional Councils in Economic Sciences results in a present value of thousand of US$ 9,270 which, valued at periodend exchange rate represents $ 26,512 (including principal and interest).

                  In the financial statements of Grupo Financiero Galicia S.A., the maximum risk attaching to the situations described would amount to approximately $ 1,892.

                  Restructuring of the debt held by the credit card management companies with Banco de Galicia y Buenos Aires S.A:

                  On August 4, 2003, Banco de Galicia y Buenos Aires S.A. approved the restructuring of Tarjetas Cuyanas S.A.'s financial debt of $ 10,000. The conditions for restructuring this financial debt are the following: a term of one year, interest payable at the Survey rate established by the BCRA, plus an annual rate of 2%. At period end, the balance, net of early settlements, amounted to $ 9,175.

                  On January 20, 2004, Tarjetas Cuyanas S.A. submitted to the CNV an updated Offering Circular relating to the Global Negotiable Obligation Issue Program as of September 30, 2003 for the issue of noninterest bearing shortterm Negotiable Obligations for $12,000 on a fully discounted basis from their face value, entirely placed at a quotation value of $11,545. A portion of the proceeds from that issue were used to repay the outstanding Negotiable Obligation debt balance of $5,951.

                  On January 28, 2004 the Meeting of Shareholders and the Board of Directors of Tarjeta Naranja S.A. approved the "Debt Restructuring Plan", consisting of the renegotiation of the terms and conditions of the outstanding debt with Banco de Galicia y Buenos Aires S.A. and Banco de Galicia y Buenos Aires S.A. Cayman Branch and the acceptance of irrevocable contributions for $ 25,000. This Plan is summarized as follows:

NOTE 8:           (Continued)
------

                  Debt for Series XXVII negotiable obligations for thousand of US$ 8,842 plus interest: the proposal to make irrevocable contributions for $ 25,000 on account of future subscriptions of shares submitted by Banco de Galicia y Buenos Aires S.A. and the minority shareholders of Tarjeta Naranja S.A. was accepted.

                  Tarjeta Naranja S.A. issued pesodenominated Debt Securities ("TD") for $ 167.000 secured by a Trust, payable over a maximum term of six years and a half, with monthly amortization of principal and monthly interest payments on balances due, at an adjusted Survey Rate improved by 2 % ("Trust III"). The trust guarantee would be the higher of 2 % of the monthly cash flows of Tarjeta Naranja S.A., or 1.28205% of the face value of TD plus interest.

                  Tarjeta Naranja S.A. transferred the TD to a new trust ("Trust IV"), which issued two Certificates of Participation ("TP"), one "TPA" for $ 100.000 and another "TPB" for $ 67,000. The method of servicing under this Trust IV is subject to the same conditions as those stipulated under Trust III.

                  The "TPA" was exchanged with Banco de Galicia y Buenos Aires S.A. for past due and outstanding loans due from Tarjeta Naranja S.A. and Tarjeta Comfiar S.A. (already merged into Tarjeta Naranja S.A.) for $ 100,000 (including principal and interest on both loans).

                  The debt of thousand of US$ 22,423 plus interest held byTarjeta Comfiar S.A. (already merged into Tarjeta Naranja S.A.) with Banco de Galicia y Buenos Aires S.A. Cayman Branch was settled as follows: i) Banco de Galicia y Buenos Aires S.A. granted Tarjeta Naranja S.A., a pesodenominated loan for $ 67,000, and ii) the balance was fully repaid by Tarjeta Naranja S.A..

                  This $ 67,000 loan granted to Tarjeta Naranja S.A. was repaid to Banco de Galicia y Buenos Aires S.A. through the delivery of the "TPB".

                  As of March 31, 2004, Banco de Galicia y Buenos Aires S.A. made contributions for $51,122 in Tarjetas del Mar S.A. using its receivables and restructuring the outstanding balance of $11,200 over 4 years, with annual amortization of 5%, 10%, 15% and 70%, and quarterly interest payments at Survey rate plus 2%, Tarjeta Naranja S.A. acting as surety.

NOTE 9:           DEPOSIT INSURANCE SYSTEM
------            ------------------------

                  Law 24485 and Decree 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, beyond the system of privileges and safeguards envisaged in the Financial Institutions Law.

                  Pursuant to Communique "A" 2337, the Argentine Central Bank established rules for applying the deposit insurance and the way of settling the related contributions.

                  The National Executive Power through Decree 1127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to $ 30 denominated either in pesos or in foreign currency. This System does not cover the deposits made by other financial institutions (including the time deposit certificates acquired through a secondary transaction), the deposits made by persons related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those set up after July 1, 1995 at an interest rate exceeding the one that the Argentine Central Bank regularly establishes based on a daily survey conducted by it.

                  Nor does this System cover deposits whose ownership has been acquired through endorsement and placements which offer incentives in addition to the interest rate. The System has been implemented through the creation of the Deposit Insurance Fund, which is managed by a company called Seguros de Depositos S.A. (SE.DE.S.A.). The shareholders of SE.DE.S.A. are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the said fund.

                  Through Communique "A" 3068, the Argentine Central Bank reduced the normal contribution to the said Fund, which amounted to 0.03%, to half, provided that the financial institution arranges with SEDESA 36month loans, to be earmarked for the Deposit Insurance Fund. Interest on these loans has been determined on the basis of the yield obtained by the mentioned Fund on its placements.

                  As from September 2000, Argentine Central Bank Communique "A" 3153 eliminated the above mentioned loan and the normal contribution of 0.015% on items comprised in the calculation basis remained in force.

NOTE 9:           (Continued)

                  As from December 2001, Argentine Central Bank Communique "A" 3358 resolved to increase the contribution to 0.03%. As of March 31, 2004 the normal contribution to the Deposit Insurance Fund amounted to $ 279,865, of which $ 4,331 correspond to the current period.

NOTE 10:          RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS
-------           ---------------------------------------------------

                  Argentine Central Bank regulations establish that 20% of the profits shown in the Income Statement at period end, plus
                  (less) prior year adjustments must be allocated to the legal reserve.

                  This proportion is applicable regardless of the ratio of the legal reserve fund to the capital stock.

                  Furthermore, as a result of the facts described in Note 1 to the financial statements, through Resolution 81 dated February 8, 2002, the Argentine Central Bank established that while the assistance received from that Entity is in force, Banco de Galicia y Buenos Aires S.A. may not distribute dividends or any other return on capital in cash, remit profits or make payments for fees, interests or compensation related to results.

                  Furthermore, Argentine Central Bank Communique "A" 3574 provided for the suspension of the distribution of profits until the criteria for valuing the shareholders' equity of Banco de Galicia y Buenos Aires S.A. are defined, which include the known effects of Law 25561 and supplementary provisions.

                  Communique "A" 3785 provides that financial institutions which receive in compensation National Government bonds within the framework of Sections 28 and 29 of Decree 905/02, may record them at their technical value; while using this procedure, financial institutions may not distribute cash dividends, except for the amount of profits in excess of the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to legal reserve and to the reserve established by the bank's bylaws, and the same treatment will be given to those institutions which decide to exchange the compensating bonds for promissory notes issued by the National Government. In the case of Grupo Financiero Galicia S.A., see Note 12 to the financial statements.

NOTE 11:          NATIONAL SECURITIES COMMISSION (Comision Nacional de Valores)
-------           -------------------------------------------------------------

                  Resolution No. 368/01

                  The Bank's equity as of March 31, 2004 exceeds that required by Chapter XIX, points 4 and 5 of CNV Resolution No. 368/01 to act as overthecounter broker.

                  Furthermore, in compliance with Section 32 of Chapter XI of that resolution, as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES", "FIMA RENTA EN PESOS", "FIMA RENTA EN DOLARES", "FIMA MIX PLUS ", "FIMA MIX ", "FIMA RENTA CORTO PLAZO", "FIMA MONEY MARKET EN PESOS" "FIMA MONEY MARKET EN DOLARES", "FIMA GLOBAL ASSETS" and "FIMA RENTA LATINOAMERICANA", Banco de Galicia y Buenos Aires S.A. has a total of 260,079,660 units under custody for a market value of $ 234,508 as of March 31, 2004, which is included in the "Depositors of Securities in Custody" account.

                  As of December 31, 2003, the securities held in custody by Banco de Galicia y Buenos Aires S.A. totaled 203,245,661 units and their market value amounted to $ 62,860.

NOTE 12:          PRIOR YEAR ADJUSTMENTS
-------           ----------------------

                  On January 30, 2004, the BCRA released Communique "A" 4084 establishing a change of criterion for the valuation of assets delivered to the public sector. The effect of this change was recorded by Banco de Galicia y Buenos Aires S.A. as a counterpart under the Prior year adjustments caption, as established by BCRA Communique "A" 4095.


                  The most significant changes include the treatment applicable to assets delivered as collateral for advances granted by the BCRA for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02. At the option of Banco de Galicia y Buenos Aires S.A., these assets may be excluded from the treatment foreseen in Communique "A" 3911 described in
                  Note 3.b.4. In this case, those assets are to be recorded at the value admitted for purposes of the creation of guarantees, under the terms of Section 15 of the abovementioned Decree and BCRA Communiques "A" 3717 and "A" 3756.

                  Communique "A" 4084 also contemplates that effective January 2004 past due and unpaid instruments issued by the public sector are to be recorded at the lower of the carrying value at March 31, 2004 or the value resulting from applying to the face value of those instruments, net of retirements or of those converted into tax options, as the case may be, the lower percentage resulting from applying the net present value method to Promissory Notes and Bonds issued by the Trust Fund for Provincial Development.

                  It has also been established that interest accrued since December 2001 on the public debt instruments eligible for the sovereign debt restructuring agreement is to be recognized as a counterpart under an adjustment account.

                  Banco de Galicia y Buenos Aires S.A. has opted to value the assets used as collateral detailed below at the value admitted for purposes of providing the collateral. As of March 31, 2004, that Bank adjusted the carrying values as a counterpart in Prior year adjustment for $30,893.

                  1) an offer of 579,902 Bonds (face value) secured by the National Government, issued within the framework of Decree No. 1579/02 as collateral for the advance to be requested from the BCRA for the subscription of the Coverage Bond and the exchange of deposits with the financial system, as established by Decree No. 1836/02;


                  2) an offer of 153,331 Series 75 (VBY4) Argentine Republic External Bills (face value) at Badlar rate, and and 127,141 Series 74 (VEY4) Argentine Republic External Bills (face value) at Survey rate, as collateral for the advance to be requested from the BCRA for the subscription of the Coverage Bond.

                  The analysis performed showed that the adjustment mentioned in the fourth paragraph of this Note, established in point 5. of Communique "A" 4084, is not applicable for purposes of estimating the effects on the valuation of the instruments mentioned in point 2).

                  For comparative purposes, the figures for the same period of the previous year have been modified by Banco de Galicia y Buenos Aires S.A. considering the effect of the application of this criterion on the value of the asset and results.

NOTE 13:          CONTRIBUTIONS TO THE BANK EMPLOYEES' SOCIAL SERVICES INSTITUTE
-------           --------------------------------------------------------------
                  (the "ISSB")
                  ------------

                  Effective July 1, 1996, Decree No. 263/96 of the National Executive Power reduced to 1% and effective July 1, 1997 Decree No. 915/96 eliminated the 2% contribution on interest and fees that banks previously had to make to the ISSB, pursuant to Section 17 of Law No. 19322.

                  Banco de Galicia y Buenos Aires S.A. has determined the aforementioned contributions in accordance with these regulations.

                  The bank employee union (the "Banking Association") brought legal action calling for a stay against the National Executive Branch Ministry of Public Works and Services, with a view to having Section 1 of Decree 263/96 declared null and unconstitutional, and got a favorable ruling from the Federal Court dealing with Administrative Litigation Matters, Panel I.

-------

                  The National Supreme Court of Justice declared out of order an extraordinary appeal made by the National Executive Branch on November 4, 1997. Therefore, the ruling in favor of the Banking Association became firm. Although in the opinion of the legal counsel of the financial institutions this ruling is not opposable against the banks because they were not a party to the aforementioned legal action.

                  In April 1998, the Bank Employees' Health Care System (OSBA) made a final claim against Banco de Galicia y Buenos Aires S.A., which was refuted from the administrative angle before OSBA, the Federal Public Revenue Authority (AFIP) and the National Social Security Administration.

                  Furthermore, the Banking Association brought legal action calling for a stay before the First Instance No. 5 Federal Social Security Court, requesting a precautionary measure ordering the OSBA not to bring legal actions for tax collection or make verifications on the grounds of article 17, clause f) of Law 19,322 until a final judgment is issued about whether this supposed claim is applicable. This latter measure is firm and was confirmed by the National Social Security Court (Panel II). OSBA filed an extraordinary appeal with the National Supreme Court of Justice, which was dismissed by the Court on November 21, 2000.

                  Furthermore, OSBA has brought a legal action against all institutions in the financial system, before the Federal Court dealing with Administrative Litigation Matters, and the complaint has already been answered. The trial of the case has been ordered. Considering that a risk exists as to the interpretations that courts may make of this dispute, the Bank has agreed to a settlement regarding those disputed or doubtful rights, without this involving any recognition of rights. This settlement has been approved by the Federal Court of First Instance on Administrative Litigation Matters No. 4, in the case identified above, which will reduce the potential risk to which the Bank would be exposed if an unfavorable resolution were to be issued.

NOTE 14:          REGULATIONS ON BANK CURRENT ACCOUNTS
-------           ------------------------------------

                  On March 24, 2001, the Competitiveness Law No. 25413 was enacted and promulgated. This norm repeals the system of fines and penalties for current account holders and financial institutions established by Laws No. 24452 and 24760.

                  In the case of the latter, effective January 13, 1997, the law that was repealed provided a system of fines for financial institutions which would have kept current accounts open when they should have been closed, or would have opened current accounts to current account holders who had been disqualified.

-------

                  In view of the above, on April 16, 1999, Section 3 of Decree 347/99 of the National Executive Power established that:

                  "In the case of the fines resulting from applying Section 62, last paragraph ..., as amended by Law No. 24,760, accumulated by each financial institution at the effective date of this decree, the Argentine Central Bank is empowered to set the amount of the fines between a minimum of fifteen thousand pesos ($ 15) and a maximum of two millions pesos ($ 2,000) for each institution, based on the number of noncompliance by each one".

                  In line with Argentine Central Bank Communique "A" 2909 Banco de Galicia y Buenos Aires S.A. has reported to the aforementioned body the current accounts kept open when they should have been closed and paid the corresponding fines, taking the aforementioned caps into consideration.

                  Subsequently, Banco de Galicia y Buenos Aires S.A. received a communication from the Argentine Central Bank addressed to all financial institutions, calling upon them to pay the corresponding amount, pursuant to Section 62 of the Law Governing Checks. In view of this Banco de Galicia y Buenos Aires S.A. filed a claim for a temporary restraining order with the Federal Court of First Instance dealing with Administrative Litigation Matters No. 4, Clerk's Office No. 7, in the event that said communication might prove detrimental to its vested rights.

                  The temporary restraining order has been dismissed by the lower court on the grounds that Decree No. 347/99 had been declared unconstitutional in the ordinary proceedings initiated by the Ombudsman requesting that such decree be declared null and void. The judgment entered in the action requesting protection of constitutional rights has been appealed by Banco de Galicia y Buenos Aires S.A. and on March 25, 2004 the Court of Appeals confirmed the lower court judgment. Consequently, the BCRA might again require Banco de Galicia y Buenos Aires S.A. to pay the difference between the sum paid following the guidelines of Decree No. 347/99 and the sum it should have paid as a result of the application of
                  Section 62 of Law No. 24452, amended by Law No. 24760, as such claim was the subject matter of the action brought by that Bank.

                  Notwithstanding this, the BCRA might require Banco de Galicia y Buenos Aires S.A. to pay that difference if the judgment rendered in the action brought by the Ombudsman were to be confirmed or become firm. Banco de Galicia y Buenos Aires S.A. considers that this would not substantially affect its equity.

NOTE 15:          SETTING UP OF THE "GALTRUST I" INDIVIDUAL FINANCIAL TRUST
-------           ---------------------------------------------------------

                  At the meeting held on March 15, 2000, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager in a global program for setting up financial trusts for a nominal value of up to thousand of US$ 1,000,000. The creation of this program was approved by the National Securities Commission through resolution No. 13334/00 dated April 6, 2000.

                  The trustee of this trust will be First Trust of New York, National Association, through its permanent representation in Argentina.

                  Under this global program, on October 20, 2000, Banco de Galicia y Buenos Aires S.A. transferred the trust ownership of loans amounting to thousand of US$ 490,224 granted to Argentine Provinces collateralized by the federal tax sharing corresponding to those Provinces, and reserve investments for thousand of US$ 7,761, to the GalTrust I Financial Trust.

                  As a counterpart, Banco de Galicia y Buenos Aires S.A. received Class A Debt Securities for a face value of thousand of US$ 100,000, Class B Debt Securities for a face value of thousand of US$ 200,000 and Certificates of Participation for a face value of thousand of US$ 200,000.

                  As of March 31, 2004 and December 31, 2003, Banco de Galicia y Buenos Aires S.A. held debt securities and certificates of participation in its portfolio for $ 645,702 and $ 646,143, respectively.

NOTE 16:          SETTING UP OF THE "GALTRUST II and V" INDIVIDUAL FINANCIAL
                  TRUSTS

                  At the meeting held on December 6, 2001, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved the creation of the Universal Program for the Securitization of Loans for the issue of debt securities and/or certificates of participation in Galtrust Financial Trusts. This program was approved by the National Securities Commission resolution No. 13334/00 dated April 6, 2000, for a face value of up to thousand of US$ 1,000,000 (the "Program") and authorized Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager of that program.

                  The trustee of those trusts will be First Trust of New York, National Association, through its permanent representation in Argentina

NOTE 16           (Continued)

                  Four financial trusts, Galtrust II, III, IV and V Mortgage bills, were set up under the abovementioned program, and Certificates of Participation and Debt Securities were issued.

                  Banco de Galicia y Buenos Aires S.A. subscribed 100% of the certificates of participation and the Class A and Class B Debt Securities were subscribed by the New York Branch, Banco de Galicia Uruguay S.A. and Aseguradora de Personas Galicia S.A. (formerly Hartford Seguros de Vida S.A.)

                  On December 26, 2002 the Galtrust III and IV financial trusts were terminated.

                  As of March 31, 2004, Banco de Galicia y Buenos Aires S.A. and Banco de Galicia Uruguay S.A. held in their portfolio $ 26,303 and $ 43,105, respectively.

NOTE 17:          GALICIA 2004 AND 2005 TRUSTS
-------           ----------------------------

                  Under the "Framework Trust Agreement" signed with First Trust of New York (the trustee), the Bank, in its capacity as trustor, has created "Galicia 2004 Trust" to implement an incentive program in favor of certain executives of the Bank, to be determined from time to time by the Board of Directors. For that purpose, the amount of thousand of US$ 4,000 was transferred to the trustee, which was used for the purchase of shares in Grupo Financiero Galicia.

                  On November 19, 2001, specific beneficiaries were assigned 855,442 shares and 28,046.60 ADS, and 3,400 ADS that were not awarded were returned to the trustor. The balance of 157,669.40 ADS formed the Galicia 2005 Trust.

                  On June 15, 2003 Galicia 2004 Trust was terminated in advance, the shares and ADSs having been delivered to the beneficiaries designated

NOTE 18:          CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES
-------           ---------------------------------------------

                  The breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with those of the year ended December 31, 2003, in order to disclose the changes in those assets and liabilities during the current period is as follows:

                 ===================================================================================================
                                                                                      3.31.04        12.31.03
                 ---------------------------------------------------------------------------------------------------
                   ASSETS
                   LOANS                                                            11,218,798      11,049,561
                   -To the nonfinancial public sector                                7,880,131       7,800,551
                   -To the financial sector                                            185,391         194,692
                   -To the nonfinancial private sector and residents abroad          4,257,905       4,231,633
                     -Overdraft facilities                                             222,584         218,902
                     -Notes                                                          1,392,237       1,387,766
                     -Mortgage loans                                                   699,884         719,593
                     -Pledge loans                                                      58,883          54,644
                     -Consumer loans                                                    56,919          55,175
                     -Credit card loans                                                892,673         818,837
                     -Others                                                           402,647         456,716
                     -Accrued interest and quotation differences receivable            535,297         523,080
                     -Documented interest                                              (2,121)         (2,485)
                     -Unallocated collections                                          (1,098)           (595)
                   -Allowances                                                     (1,104,629)     (1,177,315)
                   OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE              6,130,430       6,197,409
                   -Argentine Central Bank                                              69,440          69,846
                   -Amounts receivable for spot and forward sales to be settled              6               -
                   -Securities to be received under spot and forward purchases
                    to be settled                                                       53,802             138
                    Unlisted negotiable obligations                                     98,295         103,792
                   Others not included in the debtor classification regulations      5,662,662       5,736,462
                   Others included in the debtor classification regulations            266,136         308,398
                   Accrued interest receivable not included in the debtor
                   classification regulations                                           80,941          79,158
                    Accrued interest receivable included in the debtor
                   classification regulations                                            1,606           1,623
                   Allowances                                                         (102,458)       (102,008)
                 ===================================================================================================

-------

                 ===================================================================================================
                                                                                      3.31.04        12.31.03
                 ---------------------------------------------------------------------------------------------------
                  LIABILITIES
                  DEPOSITS                                                         5,859,006         5,583,991
                  -Non-financial public sector                                        15,779            12,412
                  -Financial sector                                                   21,069            19,460
                  -Non-financial private sector and residents abroad               5,822,158         5,552,119
                   -Current accounts                                               1,371,279         1,163,703
                   -Savings accounts                                                 970,390           818,888
                   -Time deposits                                                  2,803,718         2,838,480
                   -Investment accounts                                                  237               184
                   -Others                                                           493,968           533,626
                   -Accrued interest and quotation differences payable               182,566           197,238
                  OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE            15,024,509        15,099,421
                  -Argentine Central Bank                                          8,138,890         8,132,902
                    -Rediscounts to cover lack of liquidity                        5,554,234         5,579,978
                    -Others                                                        2,584,656         2,552,924
                   -Banks and international entities                               2,662,560         2,735,480
                   -Unsubordinated negotiable obligations                          2,282,628         2,392,909
                   -Amounts payable for spot and forward purchases to be
                    settled                                                           48,470                 -
                   -Securities to be delivered under spot and forward sales
                    to be settled                                                     94,268            99,604
                   -Loans from domestic financial institutions                       123,270           131,763
                   -Others                                                           958,257         1,003,865
                   -Accrued interest and quotation differences payable               716,166           602,898
                  ==================================================================================================


NOTE 19:          SITUATION OF CERTAIN COMPANIES CONSOLIDATED WITH BANCO DE
-------           ---------------------------------------------------------
                  GALICIA Y BUENOS AIRES S.A.
                  ---------------------------

                  On September 15, 2003, the Board of Directors of Tarjeta Comfiar S.A. and Tarjeta Naranja S.A. signed a preliminary merger agreement involving the two companies, whereby Tarjeta Comfiar S.A. would merge into Tarjeta Naranja S.A. Under this agreement, as from January 1, 2004 these companies shall jointly conduct the corporate business to take greater advantage of existing resources. The Preliminary Merger Agreement was approved by the Extraordinary Meetings of Shareholders of Tarjeta Comfiar S.A. and Tarjeta Naranja S.A., held on October 2, 2003.

                  The Final Merger Agreement was signed on November 14, 2003. Since that date, the Board of Directors of Tarjeta Naranja S.A. has assumed responsibility for the administration and representation of Tarjeta Comfiar S.A..

                  As a result of the merger process mentioned above, effective January 1, 2004 Tarjeta Naranja S.A. absorbed Tarjeta Comfiar S.A., which was dissolved without being liquidated to continue with the business activities

------

                  carried out by it until that time under the name of Tarjeta Naranja S.A., under the preliminary merger agreement, assuming all contingent rights and obligations of the merged company.

                  On March 24, 2004, the Superintendency of Corporations of Cordoba ordered the registration of that company with the Public Registry of Commerce, all legal requirements under applicable regulations having been met at that date.

                  As of March 31, 2004, Tarjetas del Mar S.A. and Galicia Capital Markets S.A. reported deficits in their equity, and this situation is subject to the provisions of Section 94, subsection 5) of the Corporations Law. Accumulated losses of the abovementioned companies and Tarjetas Regionales S.A. are in excess of 50% of the corporate capital and irrevocable capital contributions made by the shareholders, according to the computation established by Section 206 of that Law. It should be noted that Decree 1269/02 suspended until December 10, 2003 the application of Section 94, subsection 5) of Law 19550, which establishes that companies must be dissolved when their losses exceed their corporate capital and of Section 206, which establishes mandatory capital reduction when losses are in excess of reserves and 50% of capital. Under Decree No. 1293/03, the provisions of Decree 1269/02 will remain in effect until December 10, 2004.

NOTE 20:          GALICIA MORTGAGE LOANS AND SECURED LOANS TRUSTS
-------           -----------------------------------------------

                  As part of the implementation of the Galicia Capitalization and Liquidity Plan, during May 2002, "Galicia Mortgage Loans Financial Trust" was created, by which mortgage loans for $ 312,774 were transferred, receiving in exchange $ 234,580 in cash and certificates of participation for $ 78,194. The trustee is ABN AMRO Bank Argentine Branch, with various domestic financial institutions acting as subscribers.

                  The Secured Loans Trust has been created and the parties to it are Banco de la Provincia de Buenos Aires as beneficiary and BAPRO Mandatos y Negocios S.A., as trustee. Under this Trust, secured loans for $ 108,000 were transferred and $ 81,000 in cash and certificates of participation for $ 27,000 were received in exchange.

                  As of March 31, 2004, the amounts of the participation certificates was $ 115,513 and $ 41,211, respectively.
                  As of December 31, 2003, the amounts of the participation certificates were $ 118,396 and $ 40,494, respectively.

NOTE 21:          SETTING UP OF THE TARJETA NARANJA IV TRUST
-------           ------------------------------------------

                  As part of the agreement for the renegotiation of the debt Tarjeta Naranja S.A. held with Banco de Galicia y Buenos Aires S.A., Certificates of Participation in the "Tarjeta Naranja IV Trust" for $ 167,000 were received as payment for receivables.


                  Those certificates are payable over six years and a half at the latest, with monthly principal amortization and monthly interest payments on balances due at the Adjusted Survey Rate improved by 2%. The trust guarantee is the higher of 2% of the monthly cash flow of Tarjeta Naranja S.A., or 1.28205 % of the face value of the debt securities. At March 31, 2004 Certificates of Participation in that Trust for $ 165,421 were held in Banco de Galicia y Buenos Aires S.A.
                  portfolio.

NOTE 22:          SEGMENT REPORTING
-------           -----------------

                  Below is a detail of the accounting information as of March 31, 2004, classified according to the related business segment:

                  Primary segment: Business Segment.

                                                      Financial               Services            Total
                                                      brokerage
                 Income                                          337,378           121,029            458,407
                 Expenses                                      (331,091)          (20,717)          (351,808)
                                                      --------------------------------------------------------
                 Result                                            6,287           100,312            106,599
                                                      ========================================================


Secondary segment: Geographical area segment.

                                                        City of Buenos    Rest of country        Total
                                                      Aires and Greater
                                                         Buenos Aires
                 Financial brokerage
                 Income                                          327,257            10,121            337,378
                 Expenses                                      (321,158)           (9,933)          (331,091)
                                                      --------------------------------------------------------
                 Result                                            6,099               188              6,287
                                                      ========================================================

                 Services
                 Income                                          117,398             3,631            121,029
                 Expenses                                       (20,095)             (622)           (20,717)
                                                      --------------------------------------------------------
                 Result                                           97,303             3,009            100,312
                                                      ========================================================

                  The accounting measurement of assets and liabilities allocated to the abovementioned segments is as follows:

-------

                                                                                Total
                 Assets
                 Government and corporate securities                             2,747,708
                 Loans                                                          11,218,798
                 Other receivables resulting from financial brokerage            6,130,430
                 Assets under financial leases                                      28,983

                 Liabilities
                 Deposits                                                        5,859,006
                 Other liabilities resulting from financial brokerage           15,024,509

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Sshares in a Public Offering"
   Statement of Financial Condition as of March 31, 2004 and December 31, 2003
                     (figures stated in thousands of pesos)
                                    (Note 2)

================================================================================
                                                       3.31.04        12.31.03

ASSETS
CURRENT ASSETS

Cash and due from banks (Notes 3 and 11 and
Schedule G)                                                  509           1,164

Investments (Notes 9 and 11 and Schedules C and G)        24,362          24,499

Other receivables (Notes 4, 9 and 11 and Schedule G)       7,918           5,745

Total Current Assets                                      32,789          31,408


NON-CURRENT ASSETS

Other receivables (Notes 4, 9, 11 and 13 and
Schedule G)                                                5,069           4,438
Investments (Notes 9, 10 and 11 and
Schedules C, E and G)                                  1,379,018       1,490,110

Fixed assets  (Schedule A)                                 3,386           3,431

Intangible assets (Schedules B and E)                      6,377           6,947


Total Non-current Assets                                1,393,850      1,504,926

Total Assets                                            1,426,639      1,536,334
================================================================================



================================================================================
                                                      3.31.04         12.31.03


LIABILITIES
CURRENT LIABILITIES

Salaries and social security  liabilities  (Notes
5 and 9)                                                      96             74

Tax liabilities (Notes 6 and 9)                            3,955            298

Other liabilities (Notes 7, 9 and 11 and
Schedule G)                                                  887          1,354

Total Current Liabilities                                  4,938          1,726


NONCURRENT LIABILITIES

Tax liabilities (Notes 6, 9 and 13)                       42,451         43,354

Other liabilities (Notes 7 and 9)                              6              6

Total Noncurrent Liabilities                              42,457         43,360

Total Liabilities                                         47,395         45,086

SHAREHOLDERS' EQUITY

(per related statement)                                1,379,244      1,491,248

Total Liabilities and Shareholders' Equity             1,426,639      1,536,334
================================================================================

The accompanying Notes 1 to 17 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                                Income Statement
                         For the period of three months
                              and ended March 31, 2004.
     In comparative format with the same period of the previous fiscal year
                     (Figures stated in thousands of pesos)
                                    (Note 2)

===================================================================================================
                                                                     3.31.04          3.31.03

Administrative expenses (Note 11 and Schedule H)                        (1,672)           (2,003)

(Loss) /gain on investments in related entities                       (108,983)            28,394

Financial and holding lossn (Note 11)                                   (3,381)          (19,531)

-Generated by assets                                                    (3,396)          (20,109)

Interest
On time deposits (*)                                                         47               404

On negotiable obligations (*)                                               312               358

Others (*)                                                                   51                12

Loss on Indol contracts (*)                                                   -              (22)

Loss on purchase and sale of government securities                        (824)                 -

Mutual fund yield                                                             1                 -

Exchange loss                                                           (2,983)          (19,269)

Loss on exposure to inflation                                                 -           (1,592)

-Generated by liabilities                                                    15               578

Exchange gain                                                                15                79

Gain on exposure to inflation                                                 -               499

Other income and expenses                                                 2,031             3,175

Pretax (loss) / income                                                (112,005)            10,035

Income tax                                                                    -              (17)

(Loss)/income for the period                                          (112,005)            10,018
===================================================================================================

(*) Balances net of eliminations corresponding to intercompany transactions, pursuant to Section 33 of Law 19550. See Note 11. The accompanying Notes 1 to 17 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
                                Income Statement
                         For the period of three months
                              and ended March 31, 2004.
     In comparative format with the same period of the previous fiscal year
                     (Figures stated in thousands of pesos)
                                    (Note 2)

======================================================================================

                         Shareholders' contributions (Note 8)
--------------------------------------------------------------------------------------
          Item             Capital     Capital        Noncapitalized
                             stock     adjustment      contributions         Total
                                                   -----------------------
                                                   Issuance   Irrevocable
                                                   premiums  contributions

Balances at beginning of
year                        1,092,407   1,314,673   174,626            -   2,581,706
Adjustment to balances
at beginning of year                -           -         -            -           -
                           ---------------------------------------------------------

Adjusted balances at
beginning of year           1,092,407   1,314,673   174,626            -   2,581,706

Prior year adjustments
(Note 17)                           -           -         -            -           -
                           ---------------------------------------------------------
Modified and adjusted
balances at beginning of
year                        1,092,407   1,314,673   174,626            -   2,581,706

(Loss)/income for the
period                              -           -         -            -           -
                           ---------------------------------------------------------
Total                       1,092,407   1,314,673   174,626            -   2,581,706
                           =========================================================


                           ======================================================================================
                                           Retained earnings (Note 12)
                           --------------------------------------------------------------
                                   Reserved profits                Total   Unappropriated      Total         Total
                           ----------------------------------                  retained     shareholders  shareholders
                             Legal     Discretionary   Other                   earnings      equity as     equity as
                            Reserve        reserve    reserves                                   of            of
                                                                                              3.31.04       3.31.03


Balances at beginning of
year                          29,493           -           -      29,493    (1,148,862)      1,462,337     1,624,475
Adjustment to balances
at beginning of year               -           -           -           -              -              -        14,162
                           ------------------------------------------------------------------------------------------
Adjusted balances at
beginning of year             29,493           -           -      29,493    (1,148,862)      1,462,337     1,638,637

Prior year adjustments
(Note 17)                          -           -           -           -         28,912         28,912      (19,640)
                           ------------------------------------------------------------------------------------------
Modified and adjusted
balances at beginning of
year                          29,493           -           -      29,493    (1,119,950)      1,491,249     1,618,997

(Loss)/income for the
period                             -           -           -           -      (112,005)      (112,005)        10,018
                           ------------------------------------------------------------------------------------------
Total                         29,493           -           -      29,493    (1,231,955)      1,379,244     1,629,015
                           ==========================================================================================


The accompanying Notes 1 to 17 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
                                Income Statement
                         For the period of three months
                              and ended March 31, 2004.
     In comparative format with the same period of the previous fiscal year
                     (Figures stated in thousands of pesos)
                                    (Note 2)

===================================================================================================
                                                                     3.31.04          3.31.03

---------------------------------------------------------------------------------------------------
CHANGES IN CASH
Cash at beginning of year                                                 1,164             1,293
Cash at end of period                                                       509             1,000
                                                            ------------------- -------------------
Net decrease in cash                                                      (655)             (293)
                                                            =================== ===================
REASONS FOR CHANGES IN CASH
Operating activities
--------------------
Collections for sales of goods and services                                  10               329
Payments to suppliers of goods and services                               (656)           (1,198)
Payments to the staff and social security contributions                   (195)             (176)
Payments of other taxes                                                    (75)             (120)
Other operating payments                                                   (18)                 -
                                                            ------------------- --------------------
Net cash flow (used in) provided by operating activities                  (934)            (1,165)
Investment activities
---------------------                                       ------------------- --------------------
Payments for purchases of  fixed assets                                     (7)                  -
Irrevocable contributions                                                 (302)            (1,895)
Interest collected                                                           71                821
Financing granted                                                         (483)              (794)
Collections of investments                                                1,000              2,740
                                                            ------------------- --------------------
Net cash flow provided by /(used in) investment activities                  279                872
                                                            ------------------- --------------------
Net decrease in cash                                                      (655)              (293)
======================================================================================================

The accompanying Notes 1 to 17 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Notes to the Financial Statements
          For the period of three months commenced January 1, 2004 and ended March 31, 2004
                        presented in comparative format
                         (figures stated in thousands of pesos)


NOTE 1: ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON GRUPO FINANCIERO GALICIA S.A. AND BANCO DE GALICIA Y BUENOS AIRES S.A.

            During 2003 a remarkable improvement was noticed in the Argentine economy, which put an end to the economic recession that had started in the second half of 1998, and worsened at the end of 2001 and the first half of 2002, certain economic indicators having shown signs of recovery. Also, interest rates have fallen and the exchange market has stabilized. The financial system has gradually recovered its liquidity levels, recording an increase in deposits and in certain lines of credit.

            In spite of the change in the economic trends mentioned above, a situation characterized by high levels of unemployment and a major external public and private debt burden as well as country risk indicators far above normal average recorded by developing countries still persists. The National Government's ability to meet its obligations continues to be impaired.

            It should be noted that a favourable outcome of the negotiations of the public debt subject to restructuring being carried out with creditors will be essential to reduce uncertainty as to the fiscal outlook within the next few years.

            To confront the crisis that started at the end of 2001, the Government issued a number of measures to restrict the free availability and circulation of cash and the transfer of foreign currency abroad.

            On January 6, 2002, the Government enacted Law 25561 (Law on public emergency and exchange system reform) that involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. On February 3, 2002, the Government announced new economic measures through Decree 214 (Restructuring of the financial system), complemented by Decree 410 dated March 1, 2002, Decree 260 (Exchange Regime) dated February 8, 2002 and Decree 905/02 dated May 31, 2002, substantially modifying some of the measures implemented by the Public Emergency and Exchange System Reform Law.

            Subsequently, decrees and regulations were issued which introduced other amendments, such as:

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            Exchange system

            On February 8, 2002 Decree 260 (Exchange Regime) was issued, establishing as from February 11, 2002 a single free exchange market system, through which all transactions involving the exchange of currency are to be traded at exchange rates to be freely agreed according to the requirements of the Argentine Central Bank. Controls and restrictions had been imposed and then gradually relaxed.

            As laid down by BCRA Communication 47941, exchange regulations in force as of March 31, 2004 are as follows.

            a) the obligation to trade foreign currency arising from exports of goods and services on the exchange market is maintained. 100% of the amount collected in foreign currency arising from exports of goods and services is to be traded on the exchange market.

            b) foreign currency arising from indebtedness incurred abroad for at least 180 calendar days by the financial and nonfinancial private sector for foreign bonds, financial loans and lines of credit of a financial nature, is to be brought in and traded on the domestic market.

            c) the foreign currency-denominated debt securities issued by the financial and nonfinancial private sector the servicing of principal and interest payments on which are not payable exclusively in pesos in Argentina, are to be subscribed in foreign currency and the proceeds therefrom are to be traded on the domestic market.

            d) new imports of goods may be fully paid in advance, whatever the type of goods may be, their nationalization being required to be demonstrated within 360 days following advance payment. Debts for imports are also allowed to be repaid in advance, irrespective of their due dates.

            e) No restriction exists on payments abroad for services provided by nonresident individuals, whatever the related item may be.

            f) access to the exchange market is permitted for the servicing of interest to foreign creditors at maturity, up to 15 calendar days prior to the due date of each interest instalment. Interest payments accrued but not yet due on debts held with foreign creditors by the nonfinancial private sector subject to restructuring are also allowed.

            g) Free access to the exchange market is permitted for payments of profits and dividends to be remitted abroad, provided they correspond to audited financial statements for closed periods.

            h) Free access to the exchange market is permitted for the servicing of principal amounts due on financial debts. Financial institutions that opted for the mechanism for refinancing rediscounts granted by the BCRA may access the exchange market to repay the debt encompassed by Communique "A" 3940 under the terms agreed with foreign creditors and approved by the BCRA.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            i) Nonresidents are permitted free access to the exchange market for them to acquire foreign currency for up to US$ 5,000 (five thousand US dollars) per month, and transfer to foreign accounts such foreign currency arising from funds collected in Argentina for principal instalments on government securities in foreign currency.

            j) Residents may access the exchange market to acquire foreign currency for up to US$ 1,000 per month from financial institutions to make certain "offshore" investments.

            k) No restrictions exist on arrangements of operations with futures and forward exchange contracts provided they are settled in local currency in Argentina. Also, no restrictions exist, subject to certain conditions, on certain arrangements and transfers abroad under currency, interest rate and commodity price hedge transactions.

            As established by BCRA Communique "A" 3969, financial institutions' maximum Overall Foreign Currency Position, mainly composed of holdings of foreign currency, cash and due from banks, other liquid investments in foreign currency held in Argentina and/or abroad and forward transactions, is equivalent to 10% of the adjusted shareholders' equity and computable regulatory capital (R.P.C.) as of November 30, 2001, with a minimum amount equivalent to US$ 1,500 (in thousands).

            Loans and other financing

            As laid down by Law No. 25561, Decree No. 214/02 and complementary rules and amendments, loans granted by the Argentine financial system in US dollars or any other foreign currency, governed by Argentine legislation, have been converted to pesos according to the following guidelines: (i) to the nonfinancial private sector, at the $ 1 = US$ 1 parity or its equivalent in any other foreign currency,
            (ii) to the nonfinancial public sector at the $ 1.40 = US$ 1 parity or its equivalent in any other foreign currency and (iii) to the financial sector at the $ 1.40 = US$ 1 parity or its equivalent in any other foreign currency.

            Those measures contemplated the application of the Reference Stabilization Index (CER) to loans of whatever nature converted to pesos, to which a maximum interest rate determined by the BCRA is applied, except for those to which the salary variation index (CVS) was applied from October 1, 2002 to March 31, 2004, namely:

            - Mortgage loans secured by family dwellings originally agreed for up to US$ 250,000.

            - Consumer loans originally agreed for up to US$12,000.

            - Pledge consumer loans originally agreed for up to US$30,000.

            The lower of the contractual interest rate in force as of February 3, 2002 or that determined by the BCRA is applied to these loans.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            The CVS is an index that measures the daily rate of change derived from the monthly change in the Salary Index (IS), while the CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI).

            Since the beginning of the economic crisis in early 2002, Banco de Galicia y Buenos Aires S.A. has been restructuring its loan portfolio, this restructuring process being in its final stage. Also, that portfolio has been duly covered by an allowance.

            Foreign currency deposits

            Law No. 25561 and Decree No. 214/02 established that all deposits denominated in US dollars or any other currency placed with the financial system are to be converted to pesos at the $ 1.40 = US$ 1 parity. These norms also establish that financial institutions are to comply with their obligations reimbursing pesos. The CER and a minimum interest rate have been applied to those deposits.

            The National Executive Branch (PEN) established the possibility of savers exercising the option to exchange their deposits originally arranged in foreign currency for peso and US dollardenominated government securities, the National Government being responsible for crediting those bonds. Rescheduled deposits for which no option has been exercised were registered with a "Notarial Record of Rescheduled Deposits" kept by Caja de Valores S.A. Those rescheduled deposits (CEDROS) are deemed to be marketable securities listed on stock exchanges and may be negotiated on selfregulating markets in Argentina.

            Subsequently, it was established the possibility of holders of rescheduled deposit certificates exercising the option to exchange those certificates for new US dollar government securities or peso time deposit bills issued by each financial institution, together with an option to convert them to original currency raised by the National Government. Furthermore, deposits rescheduled as of May 31, 2002 for up to $ 7 plus CER and accrued interest, or with financial institutions' own funds at their option, for up to $ 10, plus CER and interest accrued as from October 1, 2002 were reimbursed.

            Lastly, holders of deposits originally placed in US dollars and subsequently converted to pesos were allowed to request financial institutions to reimburse them for their certificates fully or partially, on the basis of a schedule established according to the original amount of those deposits, plus a National Government Bond that is equivalent to the difference between the technical value of those placements and the free US dollar at the date of the request for that reimbursement.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            As of March 31, 2004, principal amounts on rescheduled deposits and CEDROS are $ 253,080, while rescheduled deposits exchanged for National Government Bonds not yet received from the Ministry of Economy of the Nation (M.E.C.O.N.) and not delivered to customers amount to $ 77,808.

            Public debt

            Decree No. 1387/01 dated November 1, 2001 established the possibility of financial institutions participating in an exchange of national public debt securities and loans under the Promissory Note/Bond program for new loans called Secured Loans. Conversion was made at face value and at a onetoone rate in the same currency as that of the converted obligation.

            Decree 471/02 dated March 8, 2002 established that the obligations of the National, Provincial and Municipal Public Sectors outstanding as of February 3, 2002 denominated in US dollars or any other currency, governed only by Argentine law, are to be converted at an exchange rate of $1.40 per US dollar or its equivalent in other foreign currency and adjusted applying the CER.

            The obligations of the Public Sector converted into pesos as explained above accrue interest at rates ranging from 2% to 5%, depending on the characteristics of the original debt.

            Decrees Nos. 644/02 and 79/03 established the steps to be taken by financial institutions to accept the new terms and conditions for receiving principal and/or interest payments on the secured loans. If financial institutions were to reject those terms and conditions, their situation will revert to the moment prior to the exchange.

            On August 27, 2002, National Executive Branch Decree No. 1579/02, instructed the Fiduciary Fund for the Provincial Development to assume the provincial debts instrumented in government securities, bonds, treasury bills or loans that are voluntarily converted into Secured Bonds.

            Through Resolutions Nos. 539/02 and 611/02 dated October 25 and November 12, 2002, respectively, the Ministry of Economy of the Nation established the unified calculation method applicable to debts encompassed by the conversion regime laid down by Decree No. 1579/02, and set a time limit within which financial institutions having made offers to convert provincial public debt within the framework of Decree No. 1387/01 and complementary rules may declare their intention to withdraw those offers.

            On November 19, 2002, the Ministry of Economy of the Nation issued Resolution No. 624/02, establishing the provincial public debt eligible to be exchanged for bonds and secured loans issued by the Fiduciary Fund for the Provincial Development. In addition, Resolutions Nos. 742/02 and 135/03 communicated the acceptance of certain exchange offers made by financial institutions.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            Other assets and liabilities

            As established by Decree 410/02 and complementary rules, futures and option contracts, including those recorded in selfregulating markets and the accounts exclusively earmarked for the operations of those markets were not converted into pesos at the $ 1 = US$ 1 exchange rate as established by Section 1 of Decree 214/02, except for those governed by Argentine legislation agreed before January 5, 2002, where at least one of the parties must be a financial institution and have been settled as from June 12, 2002, which will be converted into pesos at the $1.40 per 1 U$S. Decree 410/02 also established that:

            a) Fiscal credit certificates issued in US dollars or any other foreign currency within the framework of Decrees 979/01, 1005/01 and 1226/01 and in force at February 3, 2002, were converted into pesos at the exchange rate of $ 1.40 per US$ 1 or its equivalent in any other foreign currency.

            b) The balances of the financial institution accounts in US dollars or any other currencies at the close of operations at February 1, 2002, which may be computed to comply with liquidity reserve requirements, except for legal tender currency available and the amount equivalent to the balances of accounts earmarked exclusively to the operations on selfregulating futures and options markets, were converted into pesos at the exchange rate of $ 1.40 per US$ 1.

            The same treatment has been accorded to the amounts contributed by financial institutions to the Bank Liquidity Fund established by Decree 32/01 and to the debts institutions have with that Fund.

            Reorganization and bankruptcy proceedings

            On January 30, 2002, Law 25563 on reorganization and bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis that affected Argentina, and postponed all judicial and outof court foreclosures, as well as all petitions for bankruptcy until December 10, 2003. Subsequently, Law 25820 was promulgated, which extended the public emergency declaration until December 31, 2004.

            On February 4, 2003, Decree 204/2003 was issued, by which Legal Emergency Units were created. These units would be responsible for mediating between debtors and creditors and will operate within a term of 90 days as from February 6, 2003.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            This proceeding did not suspended or interrupted the legal time limits or foreclosures made extrajudicially or in execution of judgment, as regulated by current norms.

            Under Law N(degree). 25737, enacted on May 8, 2003, auctions of property that is the sole dwelling of debtors have been suspended for a term of 90 days, whatever may be the origin of the obligation.

            Financial institutions have voluntarily extended the mortgage foreclosure suspension period that had expired on September 2, 2003 in order to find a proper solution for all parties.

            Law 25798, regulated by Decree 1284/03, established the creation of a system for the refinancing of mortgage loans for up to $ 100, intended for the acquisition of sole family dwellings, in arrears as from January 1, 2001. However, as adherence to this system is optional for creditors being financial institutions governed by Law 21526, Banco de Galicia y Buenos Aires S.A. has decided not to adhere to this mortgage loan refinancing system.

            Suspension of the application of Section 94, subsection 5 and
            Section 206 of Law 19550 on Corporations

            Decree 1269/02 has suspended until December 10, 2003 the application of Section 94, subsection 5 of Law 19550 which establishes that a company must be dissolved due to the loss of its corporate capital.
            Section 206, which establishes the mandatory capital reduction when losses exceed reserves and 50% of capital has been suspended until that date. Under Decree 1293/03, the provisions of Decree 1269/02 will remain in effect until December 10, 2004.

            Legal actions requesting protection of constitutional guarantees

            As a result of the measures adopted by the Government in relation to the pesification and rescheduling of foreign currency deposits, since December 2001, a significant number of complaints have been filed against the National State and/or institutions comprised in the financial system by individuals and legal entities, as they understand that those measures are in breach of constitutional and other rights.

            As of March 31, 2004, the court orders received by Banco de Galicia y Buenos Aires S.A. decreeing the reimbursement of deposits in their original currency or at the free exchange rate amounted to $ 17,173 and thousand of US$ 560,166. In compliance with court orders requiring the reimbursement of deposits under penalty of search and/or seizure and/or crimes involving illegal retention of deposits and/or disobedience, Banco de

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            Galicia y Buenos Aires S.A. paid the amounts of $ 825,834 and thousand of US$ 106,640 in respect of reimbursement of deposits in pesos and foreign currency.

            The method of proceeding in those lawsuits and the admission and execution of provisional remedies that decree, for any reason or title, the material delivery of the pledged assets to the petitioner has been a consequence of the challenging of the public emergency regulations by savers, especially Decree 214/02 and complementary and related provisions subsequently issued.

            Some of those norms, such as Decree 320/02, Law No. 25587 and Decree 1316/02 attempted to suspend the execution of precautionary measures and final judgments, except for certain cases where life, health or physical integrity of individuals are at risk, or if the claimant were to be an individual of 75 years old or more. However, those norms have been declared unconstitutional by most courts, so the application of penalties of search and/or seizure to seek payment of deposits has not been completely suspended.

            Furthermore, through Decrees Nos. 494/02 (published in the Official Gazette on March 13, 2002), 905/02, 1836/02 and 739/03 established the option for savers to receive National Government Bonds in exchange for rescheduled deposits, under the terms and in the manner prescribed therein.

            The difference between the amount paid as a result of the abovementioned court orders and the amount resulting from converting deposits at $1.40 per US dollar, adjusted by applying the CER and interest for $ 586,801, as of March 31, 2004 it has been recognized in Intangible Assets by Banco de Galicia y Buenos Aires S.A., net of related amortization for $ 480,391, as called for by Argentine Central Bank Communique "A" 3916. As of Decembre 31, 2003, Banco de Galicia y Buenos Aires S.A: had recognized $564.900, net of related amortization for $487.020.

            Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to claim compensation for damages caused by the reimbursement of deposits in US dollars or their equivalent in pesos at the free exchange rate, decreed under precautionary measures or judgments issued by courts, and which have not been included by the National State in the calculation of the compensation to Financial Institutions. The method of accounting for that compensation as a deferred loss, envisaged by the Argentine Central Bank in the mentioned Communique "A" 3916, does not affect the legitimacy of the rights. Banco de Galicia y Buenos Aires S.A. has reserved its rights for such purposes.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested from the National Executive Branch, with a copy to the Ministry of Economy of the Nation and the BCRA, compensation for damage suffered by Banco de Galicia y Buenos Aires S.A. as a result of the "asymmetrical pesification" and especially that deriving from the negative effect on assets and liabilities caused by court decisions which, sustaining legal actions filed by savers, ordered Banco de Galicia y Buenos Aires S.A. to reimburse deposits at a higher exchange rate than US$1=$1.40. In this connection, compensation for amounts paid in compliance with final and conclusive court decisions was requested, without prejudice to such other amounts as may be ordered to be paid upon the issue of new final and conclusive court decisions that permit Banco de Galicia y Buenos Aires S.A. to seek liquidated damages.

            The Argentine Supreme Court of Justice ruled on the case entitled Province of San Luis vs Argentine Federal Government declaring article 2 of Decree No.214/02 unconstitutional. At the date of these financial statements, the Court had not yet ruled on certain cases involving US dollar deposits of individual savers. Although the criterion to be followed by the Court in ruling on these cases will not be mandatory for the lower courts, it is an indication of likely rulings in similar cases to be heard by them.

            Compensation to be granted to financial institutions

            Decree No. 214/02 Section 7 provides the issue of a Bond payable with the funds of the National Treasury to cover the deficit in the financial system arising from the imbalance generated by the application of the measures mentioned above, that is, from the devaluation and the asymmetric conversion into pesos of assets and liabilities.

            In fact, in accordance with the provisions of Law 25561 and Decrees Nos. 214/02, 320/02, 410/02, 471/02, 704/02, 905/02 and 992/02 and
            their amendments and complementary rules, and of Argentine Central Bank Communiques "A" 3467, 3507, 3561 and 3648 and their amendments and complementary rules, a significant portion of foreign currency assets and liabilities that formed part of the net foreign currency position as of December 31, 2001, were converted into pesos at different exchange rates.

            In June 2002, Decree 905/02 established the method of calculating the amount of the compensation to be received by financial institutions, which replaced Decree 494/02 that had previously established such method.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            Sections 28 and 29 of that Decree established the restoration of financial institutions' equity at the time of the conversion into pesos, by compensating them for:

            a) The losses arising from the conversion into pesos of a large portion of their obligations at the exchange rate of $1.40 per US dollar, which is higher than the exchange rate of $1 per US dollar applied for the conversion into pesos of certain receivables in foreign currency, by means of the delivery of a Compensating Bond, for which the issuance of "National Government Bonds in pesos, due 2007" (BODEN 2007), was established;

            b) The mismatch of their foreign currency positions after the mandatory conversion into pesos of a portion of their loan and deposit portfolios, by transforming the Compensating Bond originally issued in pesos into a bond in US dollars and, if necessary, through the subscription of a Coverage Bond in US dollars. To this end, the issuance of "National Government Bonds in US dollars, Libor 2012" (BODEN 2012) has been established.

            Argentine Central Bank Communique "A" 3650 and complementary rules established the procedure that financial institutions were to carry out for calculating the Compensating and Coverage Bonds, the amounts of which were to be calculated taking into account the foreign currency balances as of December 31, 2001, as shown in the statement of financial condition of the parent company and subsidiaries in Argentina audited at that date; however, insofar as concerns foreign branches and subsidiaries and subsidiaries engaged in supplementary activities, this compensation has been restricted to the negative effects of the mandatory conversion into pesos of the credit assistance granted to the National State under Secured Loans. Therefore, the impact on the remaining foreign currency position subject to Argentine legislation, of the application of the mentioned economic measures has not been compensated so far.

            This method of determining the amount of the Compensating and Coverage Bonds, which does not contemplate certain assets and liabilities converted into pesos due to the application of Decree 214/02, corresponding to foreign branches and subsidiaries and controlled entities engaged in supplementary activities, is not only in disagreement with the objectives established by Decrees 214/02 and 905/02, and is therefore detrimental to Banco de Galicia y Buenos Aires S.A.'s assets, but is also an essentially arbitrary act in the light of the fact that identical economic acts are included or excluded from the compensation, depending on whether they were performed directly by Banco de Galicia y Buenos Aires S.A. or through a subsidiary, or whether the receivable originated abroad is of a public or private origin.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            Through a letter dated September 16, 2002 sent to the Ministry of Economy of the Nation and to the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. formally stated its claim against the procedure used, reiterating prior presentations, and left express evidence that "it will not accept or approve the validity of any system that may lead to losses of its assets, which are not fully compensated, or to the exclusion from the compensation of assets and liabilities corresponding to branches, subsidiaries and controlled entities engaged in supplementary activities that form part of the consolidated assets of Banco de Galicia y Buenos Aires S.A.". The Bank also reserved its right to appeal to a federal court for damages caused by those measures and by the facts or omissions that may be attributable to the National State which may affect the guarantees of inviolability of private property and tax equality.

            The Argentine Central Bank Communiques mentioned above set July 29, 2002 as the deadline for complying with the reporting requirements, so that each institution could report the amount in bonds to which it was to become entitled. Banco de Galicia y Buenos Aires S.A. has complied with this requirement but, during September 2002, the Argentine Central Bank released Communique "A" 3716, which established changes in the method. This led to a new presentation being made on September 16, 2002. The amount determined in line with current regulations at that date was thousand of US$ 787,541 in respect of compensation and thousand of US$ 618,229, in respect of the coverage of the negative foreign currency position.

            On October 28, 2002, National Executive Branch Decree 2167/02 amended Section 29 of Decree 905/02, including in the calculation of the compensation the assets recorded at foreign branches and subsidiaries covered by Decree 214/02 and supplementary rules, but did not contemplate any modification regarding assets and liabilities recorded at controlled companies engaged in supplementary activities, which were also affected by the regulations of that decree and still continue to be excluded from such compensation. For this reason, the statements made in connection with these companies are still valid.

            Through Communiques "A" 3805 and "A" 3825, the Argentine Central Bank ruled the amendments established by Decree 2167/02, establishing a new reporting requirement, the deadline of which was December 23, 2002.

            The total amount of the compensation thus determined was approximately thousand of US$ 2,254,027 of Boden 2012 (face value).

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            In relation to the process for the determination of the compensation amount, on October 30, 2003, the BCRA sent a letter to Banco de Galicia y Buenos Aires S.A. in which it formulated observations on certain criteria and the computation of certain items that would modify the final amount of the compensation. Banco de Galicia y Buenos Aires S.A. accepted and recognized in the previous year an adjustment to the original face value of US$ 53,946 (in thousands), from which it could be inferred that the final compensation amount receivable would be US$2,200,081 (in thousands) of Boden 2012 (face value). Banco de Galicia y Buenos Aires S.A. has requested authorization to examine the records in which observations are made, such authorization having been granted.

            After having analyzed the documents furnished by the BCRA, on April 12, 2004, in a letter addressed to the BCRA, answers to the observations made were provided and rectification was formally requested by Banco de Galicia y Buenos Aires S.A. Such rectification is still pending definition by that Entity, together with the complementary regulations released by Communique "A" 4122 and "A" 4130 dated March 26 and April 26, 2004, respectively. On that date, Banco de Galicia y Buenos Aires S.A. also answered the observations on current account and credit card debit balances, challenging the observations made by the BCRA and filing the pertinent motion for reconsideration before that Entity.

            In the opinion of the legal advisors of Banco de Galicia y Buenos Aires S.A., the determination of the compensation amount, which is still in the process of being analyzed, has been made by that Bank on the basis of a proper interpretation of current legislation. At the date these financial statements were prepared, no resolution had yet been issued by the BCRA, therefore the final amount is subject to its approval and modifications. Banco de Galicia y Buenos Aires S.A. records overall provisions in "Provisions for Other Contingencies, under liabilities, which would enable it to neutralize the effects on its assets and liabilities of a probably unfavorable decision on the issues being analyzed.

            At March 31, 2004, the amount of $ 4,519,636 for the compensation to be received was recorded in "Other receivables resulting from financial brokerage In foreign currency Compensation to be received from the National Government".

            The "Government securities In foreign currency Holdings of investment accounts" caption includes $ 1,571,595 for the securities received for the compensation, net of the transfer made to Banco de Galicia Uruguay S.A.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            The advance to be requested from the Argentine Central Bank for the subscription of the Coverage Bond, including the effect of Decree 2167/02, was recorded in "Other liabilities resulting from financial brokerage In pesos Advances for the acquisition of "National Government Bonds in US dollars, Libor 2012", for $ 1,676,860 which, including the adjustments from application of the CER and accrued interest for $ 890,709, totals $ 2,567,569.

            The conditions for financing the subscription of the "National Government Bonds in US dollars Libor 2012" have been stipulated in
            Section 29, subsection g) of Decree 905/02 and contemplate the delivery by financial institutions of assets as collateral for at least 100% of the advance received.

            In addition, Banco de Galicia y Buenos Aires S.A. submitted a letter to the BCRA requesting authorization to transfer securities for an amount equivalent to the net effect of the compensation received for the assets converted into pesos, recorded by the subsidiary Banco Galicia Uruguay S.A., which was estimated at approximately thousand of US$438,000.

            Compensation for application of the CER/CVS

            Law 25796 contemplates compensating financial institutions for the negative effects on their equity derived from the application of the CER to deposits originally denominated in foreign currency and converted to pesos, and from the application of the CVS to certain loans. This compensation will be paid through the delivery of Boden 2013.

            Decree No. 117/04 (published in the Official Gazette on January 26,
            2004) regulated the application of Laws No. 25796.

            Through Communique "A" 4114, the BCRA regulated the reporting requirements for determining the compensation amount. As this compensation is optional, financial institutions will be required to state their adherence until an established deadline by means of a letter signed by their legal representative; failure to submit this letter will cause financial institutions to be considered to have waived their right to that compensation. Such deadline is May 18, 2004 as laid down by BCRA Communique "A" 4136.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            For such purpose, financial institutions will be required to report on the following: (i) principal and interest balances as of January 31, 2002 of the portfolios subject to the application of the CVS by line of credit (mortgage, pledge and consumer lines of credit), plus interest accrued at contractual rates from January 31, 2002 up to and including February 2, 2002, net of settlements made on February 1, 2002, loan loss allowances as of December 31, 2001 and a 5% recollectibility factor, (ii) the percentage they wish to subject to this regime, which will be the same for all lines of credit, (iii) the weighted average of the rates applied to each of the lines of credit as of February 3, 2002, and (iv) the weighted average life of the credit portfolio segregated by line as of February 3, 2002.

            The Finance Secretariat of the Ministry of Economy and Production will perform the calculation on the basis of the data reported, for which it will compare the principal balance adjusted by applying the CER, plus a 2% annual interest rate, to that resulting from adjusting the debt by applying the CVS at the average interest rate established for the line. If a positive difference is obtained, compensation shall be made by the State, otherwise, the negative difference shall be reimbursed by the financial institution.

            Bearing in mind the guidelines established in Law 25796, Banco de Galicia y Buenos Aires S.A. has recorded the estimated amount of the compensation of $ 102,705 as of March 31, 2004 under "Other receivables resulting from financial brokerage", based on a full option.

            On May 3, 2004, through Resolution 302/04 the Ministry of Economy and Production approved the calculation method to be used by the Finance Secretariat to determine the face value amount of the "National Government Bonds in pesos at variable rates due 2013" to be delivered to the financial institutions adhering to the Compensation Regime created by Law No. 25796. The above resolution and BCRA Communique "A" 4136 have regulated that compensation regime in such a way that, in the opinion of Banco de Galicia y Buenos Aires S.A., it is contrary to the provisions of Law No. 25796. For this reason, on May 6, 2004 Banco de Galicia y Buenos Aires S.A. made a submission to the National Executive Branch, the Ministry of Economy and the BCRA, reserving its right to file for possible harm that could derive from those regulations, and to file the pertinent motions at the proper time if those regulations were not amended in favor of duly compensating it for the negative effects on its equity derived from the unequal application of the CER to its deposits and loans.

            In view of this, Banco de Galicia y Buenos Aires S.A. is currently analyzing whether it will adhere to the regime envisaged in Law 25796 or not.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            Treatment accorded to extraordinary assistance granted to financial institutions by the Argentine Central Bank

            Decree 739/03 issued on March 28, 2003 establishes a voluntary procedure for the repayment of the assistance granted to financial institutions by the Argentine Central Bank during the economic crisis that affected the financial system as from 2001. The basic criterion consists of balancing the cash flows of financial institutions that are debtors for rediscounts and creditors for holdings of public sector securities at the same time.

            Section 9 of the abovementioned Decree provides that the balances due must be amortized in pesos in the same number of installments as the assets granted as collateral for the rediscounts obtained, without exceeding 70 installments. In this connection, Communique "A"3941 establishes a minimum accumulated amortization schedule and a monthly repayment of at least 0.90% of the adjusted balance. Mandatory and voluntary accelerated amortization is envisaged when the rate of interest collected on the assets granted as collateral for the rediscounts exceeds 3.5% per annum.

            It is also established that the assistance subject to this amortization system must be secured by the delivery of Loans Secured by the National Government originated under Decree 1646/01 or, failing this, Bonds secured by the National Government issued within the framework of Decree No. 1579/02 or Bonds issued under Decrees Nos. 905/02, 1836/02 and 739/03. The Argentine Central Bank may modify the abovementioned amortization conditions when the Unit for the Restructuring of the Financial System (created under Decree No. 1262/03) so establishes it and provided some of the following conditions are met:

            a) Assets granted as collateral for the assistance received expire after 70 months on average.

            b) The financial institution is within the framework of the situations envisaged in Sections 34 and 35 bis of Law 21526 and has adopted a transformation and reorganization plan approved by the Unit for the Restructuring of the Financial System.

            In this case, amortization shall be made in the same number of installments as that of the assets granted as collateral for the rediscounts received, with a maximum of 120 installments, a monthly amortization not lower than 0.40% being envisaged.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            The financial institutions that wish to avail themselves of this special assistance amortization system must have normalized their foreign debt situation before December 5, 2003, under the terms of point 1 of Communique "A" 3940.

            Banco de Galicia y Buenos Aires S.A. has met these requirements. On November 25, 2003, a base agreement was reached with the members of the Creditors Committee "ad hoc" in relation to the terms of the proposal for the restructuring of its debt in foreign currency subject to foreign legislation.

            On December 3, 2003, through Board Resolution No. 460/03 the BCRA notified Banco de Galicia y Buenos Aires S.A. of the approval of the terms and conditions of the proposal.

            In accordance with Communique "A" 3940, this was a necessary requirement for Banco de Galicia y Buenos Aires S.A. to be granted an extension of the term for the repayment of the financial assistance to cover lack of liquidity owed to the BCRA, as established by Decree No. 1262/03.

            On November 27, 2003, through Resolution No. 1, the Financial System Restructuring Unit authorized the BCRA to modify the amortization conditions established in Section 9, subsect. b) of Decree No. 739/03, as established by Decree No. 1262/03 and to extend the term of that financial assistance, according to the repayment schedule submitted to that Entity, in compliance with the provisions of Communique "A" 3941.

            On February 3, 2004, the BCRA informed Banco de Galicia y Buenos Aires S.A. that it had approved the latter's request for adherence to the regime for repayment of debt with the BCRA for liquidity reasons, as called for by Decree No. 739/03, and complemented by Decree No. 1262/03, as well as the amortization schedule proposed, on the basis of the minimum amortization period established by applicable regulations and of the cash flow provided by the assets eligible for collateral for repayment of the debt. On March 2, 2004, the first installment was paid.

            Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries

            The situation described above affected Banco de Galicia y Buenos Aires S.A. in the form of a lack of liquidity as a result of the drop in deposits that was so significant that it made it necessary for the bank to request financial assistance from the Argentine Central Bank.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            Within this context, on March 21, 2002, Banco de Galicia y Buenos Aires S.A. submitted to the Argentine Central Bank a regularization and rehabilitation plan called "Galicia Capitalization and Liquidity Plan" which mainly contemplates:

            a. the immediate restoring of its liquidity levels, the supply of the necessary resources to achieve a solid cash position which enables Banco de Galicia y Buenos Aires S.A. to reimburse a significant portion of its demand deposits without requiring any financial assistance from the Central Bank;

            b. a subsequent significant increase in its capitalization levels. This Plan also includes the negotiation with foreign creditors of the restructuring of the debt that Banco de Galicia y Buenos Aires S.A. carries with them;

            c. the orderly closing-down of the operating branches abroad;

            d. the streamlining of the Banco de Galicia y Buenos Aires S.A. operating structure and a significant reduction of its administrative expenses to conform them to the lower levels of activity recently recorded.

            This Plan was approved by the Board of Directors of the BCRA on May 3, 2002, through Resolution No. 281.

            As described below, to date Banco de Galicia y Buenos Aires S.A. has complied with the following components of the Plan: the restoring of its liquidity levels, the streamlining of its structure with the consequent reduction of its administrative expenses and the orderly closingdown of the operating branches abroad.

            As regards the restructuring of its external debt, the Bank managed to refinance the liabilities of its New York Branch (currently closed down) and its subsidiaries Banco Galicia Uruguay SA and Banco de Galicia (Cayman) Limited (In Provisional Liquidation) have restructured their liabilities, which consist mainly of deposits. Furthermore, with the approval of the BCRA, the Bank has recently restructured its debt carried with Banco Galicia Uruguay S.A. the principal amount of which was US$ 399,500. The restructuring of the Bank's external debt is currently under way, the capitalization of the Bank being subject to that restructuring.

            Liquidity.

            The strengthening of liquidity after the implementation of the Plan has been achieved as follows:

            o        Securitization (and/or sale) of its mortgage and commercial loan portfolio through trusts or assignment of credits for a total amount of $ 400,000, which were subscribed by financial institutions during April 2002.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            o        Loan from Seguros de Depositos S.A. (SE.DE.S.A.) for US
                  dollars equivalent to $ 200,000, converted at the exchange rate prevailing on the day prior to that of the disbursement, for a term of five years and at the 180day LIBOR rate plus 300 basis points, which was subscribed on March 21, 2002.

            o        Loan from Fondo Fiduciario de Asistencia a Entidades
                  Financieras y de Seguros (F.F.A.E.F.y S.) (Trust Fund for the Assistance to Financial Institutions and Insurance Companies) for the amount in US dollars equivalent $100,000, converted at the exchange rate prevailing on the day prior to that of the disbursement, for a term of three years and at Libor plus 400 basis points, with a floor of 8.07%, which was subscribed on April 30, 2002.

            In addition, a debt of $ 574,000 was refinanced with the Bank Liquidity Fund for three years, which was settled after the implementation of the Plan with the assistance provided by the Argentine Central Bank under the same conditions as those of the original debt on May 9, 2002.

            After the initial strengthening of the liquidity levels within the framework of the renegotiation of its debt, after the implementation of the Plan, Banco de Galicia y Buenos Aires S.A. liquidity levels stabilized and were restored, no further financial assistance having been required from the BCRA.

            Reduction of expenses.

            Banco de Galicia y Buenos Aires S.A. made significant progress in conforming its corporate structure and administrative expenses to the lower levels of activity recorded in 2002 and to the new regulations issued during that year.

            To this end, during 2002 the number of branches of the Bank was reduced by 61 branches, which is equivalent to 21.1% of its branch network at December 31, 2001, and the Galicia Ahora network, which at that date consisted of 118 customer service centers, was fully absorbed by the branch network. Furthermore, through voluntary retirement plans, for a cost of approximately $ 130,000, the Bank's headcount had been reduced by 1,996 employees at June 30, 2003, which is equivalent to 34% of the headcount at December 31, 2001. Banco de Galicia y Buenos Aires S.A. has also renegotiated all its rental contracts and those signed with systems, communications and other suppliers.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            New York Branch and Units abroad.

            According to the guidelines of the Plan, during fiscal 2002 the debt of the New York Branch was restructured, as a necessary step for its orderly closingdown, which took place on January 30, 2003.

            The "Restructuring Plan" was submitted to the Office of the Comptroller of the U.S. Treasury ("OCC") on March 22, 2002. This Plan contemplated the voluntary and orderly termination of the operations carried out by the New York Branch and its subsequent closingdown, after:

            -   payment of smaller deposits by the Branch,

            -   the renegotiation of its obligations with third parties, and

            -   the transfer of the renegotiated debts to the Head Office.

            As of March 31, 2002, the New York Branch had obligations with third parties for a total amount of approximately thousand of US$ 331.000. Most of that debt was restructured between that date and the middle of 2002. At the end of fiscal 2002, the New York Branch had restructured all its obligations with third parties.

            The restructuring of the New York Branch's debt consisted in rescheduling its commercial debt amounting to thousand of US$ 51,000 in the short term paying 20% of it in cash and transferring the remaining 80% to the Head Office. At the date of these financial statements the total amount of that debt had been settled. Also, of the total financial debt of approximately thousand of US$ 237,000, thousand of US$ 125,500 were rescheduled at the Head Office for a term of 5 years, with a grace period of 2 years, thousand of US$ 68,900 were paid in cash and a debt reduction of thousand of US$ 42,600 was granted. Of total deposits of thousand of US$ 30,000, the Branch paid in cash deposits for lower amounts totaling thousand of US$ 12,500, and rescheduled thousand of US$ 17,000 at the Head Office. The rest of obligations and contingencies for letters of credit were transferred to the Head Office in Argentina.

            Furthermore, within the framework of this Plan, the representation offices at Sao Paolo (Brazil) and London (United Kingdom), as well as Galicia y Buenos Aires Securities (UK) Ltd., the company controlled by Banco de Galicia y Buenos Aires S.A. and organized in the United Kingdom, were closed down during the second half of 2002.

            Restructuring of the external debt of the Head Office and its Cayman Islands Branch.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            Within the framework of the Plan, on June 12, 2002 Banco de Galicia y Buenos Aires S.A. announced the restructuring of its entire foreign currency debt governed by foreign legislation, totaling thousand of US$ 1,345,000 (principal amount). Within this context, repayment of that debt was postponed until it was restructured.

            During 2002 and 2003, formal negotiations were carried out with the members of the "Ad Hoc" (Steering Committee), composed of the most important creditors in order to restructure the debt with Head Office and the Cayman Branch. On November 25, 2003, Banco de Galicia y Buenos Aires S.A. had reached a base agreement on the terms of the proposal for the restructuring of that debt.

            Through Resolution No. 460/03 dated November 27, 2003, the Board of Directors of the BCRA approved the terms and conditions of the base agreement reached with the "ad hoc" Creditors Committee.

            In accordance with Communique "A" 3940, this approval was a necessary requirement to be granted a restructuring of the financial assistance received from the BCRA to cover lack of liquidity, as established by Decrees Nos. 739/03 and 1262/03.

            The basic schedule for refinancing debts instrumented as "Negotiable Obligations at 9% due 2003", "Floating rate Negotiable Obligations due 2002" and Bank debt instruments and multilateral credit entities was made up of two stages:

            First, an exchange at par for units represented by the following was offered:

            - "US dollar Negotiable Obligations due 2014 for 75% of the principal of each unit exchanged and

            - "Subordinated Negotiable Obligations in US dollars due 2019" for the remaining 25%.

            Secondly, in an optional manner, the units received in the first stage could be exchanged for any of the following instruments, on a pro rata basis: a) cash, b) US dollar Negotiable Obligations due 2014; c) National Government Bonds due 2012 (BODEN 2012) and d) a combination of US dollar Negotiable Obligations due 2010, together with shares to be issued by Grupo Financiero Galicia SA and cash.

            At the second stage, bank creditors could also opt between "US dollar Negotiable Obligations due 2010" and a commitment to grant new commercial lines of credit.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            This exchange offer expired on April 27, 2004, a total debt principal amount of thousand of US$ 1,320,900, representing 98.2% of the total debt principal amount subject to restructuring, having been validly exchanged.

            According to the options exercised, the final outcome of the restructuring would be as follows:

            -  the following debt instruments would be issued:

               - long-term debt instruments for thousand of US$ 635,700, of which thousand of US$ 452,100 will be US dollar Negotiable Obligations due 2014, while the remainder will be instrumented as loans to Banco de Galicia y Buenos Aires S.A.

               - medium-term debt instruments thousand of US$ 400,000, of which thousand of US$ 349,800 will be US dollar Negotiable Obligations due 2010, while the remainder will be instrumented as loans to Banco de Galicia y Buenos Aires S.A.

               - subordinated debt instruments for thousand of US$ 225,900, of which thousand of US$ 214,200 will be US dollar subordinated Negotiable Obligations due 2019, while the remainder will be instrumented as loans to Banco de Galicia y Buenos Aires S.A.

               - Thousand of US$ 57,100, for debt equivalent to thousand of US$ 69,600, will be transferred to creditors who have opted to receive National Government Bonds due 2012 (BODEN 2012), and thousand of US$ 13,600, for debt equivalent to thousand of US$ 26,700, will be paid to creditors who have participated in the cash offer. In addition, under the terms of the agreement, an interest payment of thousand of US$ 16,400 will be made.

            On the settlement date, thousand of US$ 42,400 in excess of the cash offer will be used to redeem in advance "pro rata and pari passu" the US dollar Negotiable Obligations due 2014".

            The final instrumentation is expected to take place during May 2004, together with the execution of the formal agreements with creditors. These agreements will contain certain commitments required for this type of transactions. This debt restructuring has been submitted to the consideration of the BCRA.

            The conclusion of the above process will enable adapting the foreign financial liability repayment terms, by adapting the expected payment expenses and making the future development of Banco de Galicia y Buenos Aires S.A. more foreseeable.

            It will also enable complying with the increased capitalization envisaged in the Plan.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            Capitalization.

            The Plan contemplates the capitalization of Banco de Galicia y Buenos Aires S.A. as an integral part of the restructuring of its external debt. Banco de Galicia y Buenos Aires S.A. had proposed to the BCRA a capitalization plan for a total amount of thousand of US$ 300,000.

            In this connection, the Meeting of Shareholders of Banco de Galicia y Buenos Aires S.A. held on September 30, 2003 approved the creation of a Program for the issuance and public offering of negotiable obligations, not convertible into shares. In addition, the shareholders resolved that the negotiable obligations issued under the Program be subordinated in order to be computed as capital for BCRA regulatory purposes, instead of as capital stock.

            This Program has been authorized by CNV Resolution No. 14708 dated December 29, 2003, authorization to issue thousand of US$1,400,000 or its equivalent in other currencies having been obtained on April 23, 2004 through CNV Resolution 14773. The proceeds of the Negotiable Obligation issue will be used to refinance the foreign debt under the above mentioned terms.

            Claims due to exchange differences arising from the repayment of financial assistance during the exchange holidays that took place in January 2002

            During December 2001, Banco de Galicia y Buenos Aires S.A. received assistance in pesos from the Argentine Central Bank to cover temporary lack of liquidity. This assistance was repaid applying resources in US dollars granted by the Bank Liquidity Fund (BLF) on January 2 and 4, 2002. At the date those funds were credited, the Argentine Central Bank had declared exchange holidays.

            Before the markets were reopened, Law 25561 was enacted on January 6, 2002, which repealed the convertibility system and fixed the new exchange rate of $1.40 per US dollar.

            As a result of the mentioned norms, during the exchange holidays Banco de Galicia y Buenos Aires S.A. was unable to perform exchange operations.

            Accordingly, the funds in US dollars credited by the BLF on January 2 and 4, 2002 had to remain in US dollars until the markets were reopened. At the date markets were reopened, in view of the terms and conditions of the norms in force, the US dollar was sold at $1.40.

            For this reason, when the Argentine Central Bank allocated thousand of US$ 410,000 for Banco de Galicia y Buenos Aires to repay the financial assistance provided to it, should have allocated thousand of US$ 410,000 at $1.40, that is, the amount $ 574,000.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            This has affected the guarantees of inviolability of private property and equality under the law.

            Banco de Galicia y Buenos Aires S.A. considers that the difference of $ 164,000 should be returned to it restated as of January 2002, or its equity should be restored for an equivalent amount. This right has not been given accounting recognition in the present financial statements.

            Banco de Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (In Provisional Liquidation)

            The situation described above also affected Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd. (In Provisional Liquidation), entities controlled by Banco de Galicia y Buenos Aires S.A..

            On February 6, 2002, Banco Galicia Uruguay S.A. submitted a letter to the Central Bank of Uruguay in order to: (i) inform it of its temporary lack of liquidity, which prevented it from continuing to face the withdrawal of deposits; (ii) request financial assistance from that entity to be able to preserve its ability to reimburse all deposits in an orderly manner and face the withdrawal of funds generated by the developments that took place in Argentina, and
            (iii) request the authorization of that entity to temporarily suspend its operations.

            On February 13, 2002 the Central Bank of Uruguay resolved to preventively intervene in Banco Galicia Uruguay S.A. and temporarily suspend all its activities for a term of 90 days, which was subsequently extended until May 31, 2004.

            On June 10, 2002, Banco de Galicia Uruguay S.A. submitted to the Central Bank of Uruguay a proposal for the restructuring of its debt in respect of deposits. The proposal consists in an initial cash payment in US dollars equivalent to 3% of the amounts receivable by each depositor, and for the remaining amount, in a time deposit or negotiable obligations issued by Banco de Galicia Uruguay S.A., at the customers' option, all of them falling due in September 2011, to be amortized in nine annual and consecutive installments, the first two installments for 15% of the balance, and the following ones, for 10%, at a fixed interest rate of 2% per annum.

            On June 20, 2002, a letter was presented before the Central Bank of Uruguay offering a pledge on Banco de Galicia Uruguay S.A.'s commercial receivables as collateral for the proposal.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            On July 18, 2002, the Central Bank of Uruguay informed Banco de Galicia Uruguay S.A. that it would not object to any proposal the latter could make to its depositors provided at least a 75% adherence is obtained. This percentage represents the majority legally required to achieve an outofcourt reorganization plan, pursuant to Uruguayan legislation (Section 29 and subsequent sections of Law 2230 of June 2, 1893).

            Acceptance by depositors represented deposits for thousand of US$ 930,000, out of a total amount of thousand of US$ 1,176,000, corresponding to the holders of 7.067 accounts over a total of 12,271 accounts. This is equivalent to 79% of total deposits, which shows the confidence customers have in the institution.

            On December 23, 2002, the Court of Montevideo hearing the case, approved the reorganization plan requested by Banco de Galicia Uruguay S.A..

            In accordance with a resolution adopted by the Central Bank of Uruguay, as from January 9, 2003, Banco Galicia Uruguay S.A. implemented a payment program, which contemplates the reimbursement of 100% of deposits in US dollars plus interest to investors. As agreed, the first step consists of an initial payment of 3% in cash to each holder of time, savings account and demand deposits as of February 13, 2002, as well as the delivery of transferable rescheduled time deposit certificates, as the case may be, issued by Banco Galicia Uruguay S.A.

            On June 17, 2003 Banco de Galicia y Buenos Aires S.A. started to receive opinions from its depositors about different ways of exchanging their deposits rescheduled in 2002 (such as time deposits or negotiable obligations) for different proportions of BODEN 2012 and/or new negotiable obligations to be issued by the Company. The purpose of this exchange was to voluntarily modify the profile of the debt already restructured to satisfy the preferences of customers for different combinations of liquidity and return, and to improve the distribution of cash flows over time.

            The term for this voluntary exchange expired on July 24, 2003. The customers of Banco Galicia Uruguay SA exercised those options in a total amount of thousand of US$ 185,000, which included opting to receive Boden 2012 for thousand of US$ 137,000, in addition to new negotiable obligations to be issued by Banco Galicia Uruguay SA.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            Through Resolution No. 338, the BCRA approved the terms and conditions for the restructuring of the debt of thousand of US$ 399,500 (principal) that Banco de Galicia y Buenos Aires S.A. carried with Banco Galicia Uruguay SA, as well as the transfer to that entity of cash for thousand of US$ 72,100 (principal amount) and Boden 2012 for thousand of US$ 137,000 (face value), in payment of the first principal installment and interest thereon due at August 15, 2003. The terms and conditions approved by the BCRA were as follows:

            - To amortize the principal, a disbursement for thousand of US$ 40,900 and payment in Boden 2012 for a face value of thousand of US$ 137,000, both of them to be made on August 15, 2003. The balance of around thousand of US$ 221,600 is to be settled in 8 annual consecutive installments falling due in August of each year.

            - Interest shall be payable on that date. Under Resolution No. 338, interest paid on August 15, 2003 was set at thousand of US$ 31,200, which resulted from applying the contractual rate until December 31, 2002 and the new rate to be applied, LIBOR plus 150 basis points as from that date.

            During the first days of September 2003, as scheduled, Banco Galicia Uruguay S.A. began to pay the second installment envisaged in the deposit rescheduling program, with the amendments introduced by the exchange offer.

            On December 9, 2003, Banco Galicia Uruguay S.A. announced it would start to receive opinions concerning the possibility of a voluntary exchange. The exchange offer comprised all rescheduled deposits and negotiable obligations.

            This new voluntary exchange offer contemplates a cash advance, equivalent to an advance of the installment that should be paid in September 2004, and the delivery of BODEN 2012 for the balance. A total cap of thousand of US$ 300,000 has been established. The February 13, 2004 deadline for presenting those opinions has been extended until February 20, 2004. The deadline for the exchange was March 15, 2004. Banco Galicia Uruguay S.A. received opinions from its customers for a total amount of around thousand of US$ 206,000.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            In addition, on April 2, 2004, Banco de Galicia y Buenos Aires S.A. transferred Banco de Galicia Uruguay S.A. BODEN 2012 for US$ 170,000 thousand (face value), which were firstly allocated to interest payments for US$ 4,000 thousand accrued until April 2, 2004, and subsequently to the early amortization of principal amount instalments for US$ 111,500 thousand on the debt held by the Cayman Branch with Banco de Galicia Uruguay S.A., expiring within longer terms.

            At the beginning of 2002, the situation of Banco Galicia Uruguay S.A. affected its subsidiary Banco de Galicia (Cayman) Ltd. (In provisional liquidation) because one of its main assets was a deposit for thousand of US$ 79,500 in Banco Galicia Uruguay SA.

            Consequently, at the request of that subsidiary, on July 18, 2002 the authorities in the Cayman Islands appointed a provisional liquidator in order to reach a voluntary restructuring agreement between that Entity and its creditors, as an alternative to that Entity's liquidation.

            At the end of May 2003, Banco de Galicia (Cayman) Ltd. (in provisional liquidation) and the Provisional Liquidator concluded the debt rescheduling plan of that Entity and with the authorization of the court in the Cayman Islands ("the Court") they distributed the plan to all creditors for their consideration. The restructuring plan will be in force until April 30, 2012. While this plan remains in effect, the subsidiaries' assets will be administered by the liquidators for the benefit of creditors.

            On May 29, 2003 the restructuring proposal made to creditors was submitted to the Court. The terms of this proposal were as follows: an initial cash payment of 5% of the amount of the debt (principal and interest) due as of July 18, 2002, plus a transferable debt certificate for 95% of the amount of the debt (principal and interest) due as of July 18, 2002. The conditions of this certificate are as follows: (i) amortization of principal in nine annual consecutive installments, the first two of them for 15% of the principal and the following ones for 10%, payable as from September 21st of each year; (ii) interest at 2% per annum (plus 1% provided that the entity still has assets following reimbursement to all its creditors according to the proposed plan and repayment of the subordinated loan described below); (iii) the certificate shall accrue interest as from the date of the agreement; and (iv) interest shall be payable together with the principal and calculated on balances due. After the debt with all Class A creditors has been repaid, the remaining assets of Banco de Galicia (Cayman) Limited (In Provisional liquidation) shall be allocated to the repayment of the thousand of US$ 2,900 debt held with Galicia Pension Fund Ltd. (a subsidiary of Banco de Galicia (Cayman) Limited (In Provisional Liquidation), which is

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            subordinated to the repayment of the debt with all Class A creditors. Furthermore, a subordinated loan for thousand of US$ 1,200 was obtained from, the parent company of Banco de Galicia y Buenos Aires S.A., which shall be repaid after the debt with all creditors according to the proposed plan has been amortized.

            On July 10, 2003 a creditors' meeting was held in order to consider and approve fully or partially the repayment plan proposed. At that meeting, that plan was approved without modifications by the creditors who, in number and amount of receivables represented 99.7% of the total number of votes cast. The degree of acceptance of the proposed plan exceeded the legal majorities of more than 50% of the number of creditors and 75% of total receivables corresponding to the votes cast. With the approval of the proposed plan by the Court in the Cayman Islands and its registration with the Company Record of that jurisdiction, both of them having taken place on July 16, 2003, the proposed plan came into force as from that date and has effects and is mandatory for all creditors. \

            This initial payment was made on August 8, 2003. The first installment (15%) was paid in the middle of September 2003.

            The developments described in the section entitled "Compensation to be granted to financial institutions" proved financially detrimental to Banco de Galicia Uruguay S.A., due to the devaluation of the Argentine currency and the mandatory conversion into pesos, at different exchange rates, of a portion of its receivables in foreign currency subject to Argentine legislation.

            Such losses have been generated by the fact that, as mentioned earlier, Decree 905/02 excluded from the calculation of the Compensating and Coverage Bonds the assets converted into pesos owned by companies engaged in supplementary activities and controlled by Banco de Galicia y Buenos Aires S.A., and by foreign branches and subsidiaries. In other words, the objective envisaged in Section 7 of Decree No. 214/02, which consists in " establishing the issuance of a Bond to cover the imbalance in the financial system", has only been partially met in the case of Banco de Galicia y Buenos Aires S.A. under that decree. Subsequently, Decree 2167/02 and Argentine Central Bank Communique "A" 3805 corrected that omission by complementing the calculation of the compensation including in it the assets recorded at foreign branches or subsidiaries subject to Decree 214/02 (see section entitled "Compensation to be granted to financial institutions").

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            Within this context, Banco de Galicia y Buenos Aires S.A. agreed with Banco Galicia Uruguay S.A. to perform the necessary acts to provide the latter company, where applicable and subject to the prior authorization of the Argentine Central Bank, with the necessary funds for it to be able to reimburse all rescheduled deposits.

            Subsequently, the two financial institutions complemented that agreement through another agreement which explained that the legal effects, whether direct or indirect, of the declarations and covenants contained in the agreement, and the fulfillment of the commitments undertaken are subject to the normalization of the economic and financial situation of Banco de Galicia y Buenos Aires S.A. and to the repayment of the financial assistance granted to it by the Argentine Central Bank. These circumstances are mentioned in point 52 of Resolution No. 281 issued by that body.

            Furthermore, as a result of the intervention of the Central Bank of Uruguay in Banco Galicia Uruguay S.A., during fiscal 2002 and at the beginning of fiscal 2003, it was not possible to obtain financial statements prepared in accordance with Argentine accounting standards.

            In view of the above, and in compliance with the "Galicia Capitalization and Liquidity Plan", Banco de Galicia y Buenos Aires S.A. has decided to record a provision to fully cover the value of its investments in Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (In Provisional Liquidation) in the amounts recorded as of December 31, 2001 and, while those circumstances still persist, it has decided to discontinue the consolidation of the financial statements of the two subsidiaries with those of the Bank and record a provision in Provisions for other contingencies, under liabilities, to cover the deficit in the consolidated equity of the two subsidiaries, according to estimates made by Banco de Galicia y Buenos Aires S.A. on the basis of documentation and information held by it.

            As of March 31, 2004, accounting information on those subsidiaries had begun to be regularly received since September 2003, so the financial statements have been consolidated on a linebyline basis with the balances of Banco Galicia Uruguay S.A., Banco de Galicia (Cayman) Limited (In Provisional Liquidation) and its subsidiaries.

            The individual financial statements of Banco de Galicia y Buenos Aires S.A. include the investment in Banco de Galicia (Cayman) Limited (In Provisional Liquidation) according to the equity method of accounting, while $ 692,328 have been recorded in Provisions for other contingencies, under liabilities, to cover the deficit in the equity of Banco Galicia Uruguay S.A.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 1:     (Continued)

            In view of this, Banco de Galicia y Buenos Aires S.A. ratified its intention to continue operating the business of its Uruguayan subsidiary and meet the commitments previously undertaken, subject to the necessary authorizations.

            The impact generated by these circumstances on Banco de Galicia y Buenos Aires S.A. balance sheet and financial position as of March 31, 2004 was recognized in accordance with BCRA regulations and on the basis of estimates made by the Bank's Management in those cases not specifically regulated. At the date of issue of these financial statements, it is not possible to foresee the future development of these variables and their possible effect on the Bank. Therefore, these financial statements should be analyzed considering those uncertain circumstances.

            Subsequent events

            The Ordinary Meeting of Shareholders of Banco de Galicia y Buenos Aires S.A. held on April 29, 2004 resolved not to charge the loss of $198,974 for the year 2003 to other accounts, therefore it has been allocated to Retained Earnings/(Accumulated losses).

NOTE 2:     FINANCIAL STATEMENT PRESENTATION BASIS

            Through Resolutions Nos. C 238/01, C 243/01, C 261/01, c 262/01 and C 187/02, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) approved Technical Pronouncements Nos. 16, 17, 18, 19 and 20, respectively. Furthermore, the National Securities Commission (CNV) has adopted those Technical Pronouncements adding certain modifications to them. These regulations are mandatory for the fiscal years commencing as from January 1, 2003. Furthermore, through MD Resolution No. 5/03 of the CPCECABA Technical Pronouncement No. 21 was approved, the application if which is mandatory for the fiscal years commencing as from April 1, 2003.

            The main modifications introduced by the new Technical Pronouncements, which have produced significant effects on the Company's financial statements, are as follows:

            1. Requirement to apply the deferred tax method in recognizing income tax, which led to the recognition of prior year adjustments.

            2. Addition of new disclosure requirements, including segment information, earnings per share and the comparative information to be presented.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 2:     (Continued)

            These financial statements have been stated in thousands of Argentine pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), approved with certain modifications by the CPCECABA, and in line with Resolutions issued by the CNV.

            The preparation of financial statements at a given date requires management of the Company to make estimates and assessments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period. The management of the Company makes estimates to be able to calculate at a given time the depreciation and amortization charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Future actual results may differ from those estimates and assessments made at the date these financial statements were prepared.

            On March 25, 2003, the National Executive Branch issued Decree 664 establishing that the financial statements ending as from that date be stated in nominal currency. Consequently, in accordance with CNV Resolution No. 441/03, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in accordance with prevailing professional accounting standards, under which financial statements are to be restated until September 30, 2003. Nevertheless, as of December 31, 2003, this departure has not produced a significant effect on the financial statements.

            The index used in restating the items in these financial statements is the domestic wholesale price index published by the National Statistics and Census Institute.

            The principal accounting policies used in preparing the financial statements are described below.

            a.    Assets and Liabilities in local currency

                  Monetary assets and liabilities which include, where applicable, the interest accrued up to the closing date, are stated at period/year end currency value, so they do not require any adjustment whatsoever.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 2:     (Continued)

            b.    Foreign currency Assets and Liabilities (US dollars)

                  Foreign currency assets and liabilities (in US dollars) have been stated at Banco de la Nacion F Argentina buying and selling rates of exchange, respectively, in force at the close of operations on the last working day of each period/year. Interest receivable or payable has been accrued, where applicable.

            c.    Investments

                  c.1.  Current

                        Time and special current account deposits have been valued at their face value, plus interest accrued at period/year end.

                        The negotiable obligations have been valued at their nominal value, plus accrued interest at period/year end.

                  c.2.  Noncurrent

                        The negotiable obligations have been valued at their nominal value, plus accrued interest at period/year end.

                        The equity interests in Banco de Galicia y Buenos Aires S.A. and Net Investment S.A. have been accounted for according to the equity method as of March 31, 2004.

                        The financial statements of Banco de Galicia y Buenos Aires S.A. have been prepared in accordance with BCRA accounting standards, which differ in the aspects mentioned in Note 3.c. to consolidated financial statements from professional accounting standards.

                        The equity interests in Sudamericana Holding S.A. and Galicia Warrants S.A. have been accounted for under the equity method, on the basis of December 31, 2003 and January 31, 2004 financial statements, respectively, and considering the significant movements occurred from that date to the closing date of these financial statements, in accordance with professional accounting standards.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 2:    (Continued)

                        The financial statements of Sudamericana Holding S.A. have been prepared as established by the National Insurance Superintendency (SSN), without recognizing the effect of inflation for January and February 2003. This criterion is not in accordance with professional accounting standards. Nevertheless, this departure has not generated a significant effect on the financial statements of Grupo Financiero Galicia S.A.

            d.    Fixed assets

                  Fixed assets have been valued at their acquisition cost, restated into constant currency, as mentioned in paragraphs 5 and 6 of this Note, net of the corresponding accumulated depreciation.

                  Depreciation charges are calculated following the straightline method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property.

                  The indexadjusted net book values of the assets, taken as a whole, do not exceed their value to the business at period/year end.


            e.    Intangible assets

                  Intangible assets have been valued at their acquisition cost, restated in constant currency, as mentioned in the sixth and seventh paragraphs of this Note, net of the corresponding accumulated amortization, calculated based on their estimated useful life.

                  The Company has recorded a valuation allowance of $ 1.817 for the goodwill for the acquisition of the shares representing 87.50% of the capital stock and voting rights of Galicia Warrants S.A.

                  Amortization charges are calculated on a straightline basis in equal monthly installments over 60 months. The indexadjusted net book values of the assets taken as a whole do not exceed their estimated recoverable value at period/year end.

                  As of March 31, 2004, the logotype and organization expenses were written off.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 2:     (Continued)

            f.    Income Tax

                  Income tax has been determined according to the deferred tax method (See Note 13).

            g.    Shareholders' Equity

                  g.1. Activity in the shareholders' equity accounts has been restated as mentioned in paragraphs 5 and 6 of this Note. The "Subscribed and paidup capital" account has been stated at its face value and at the value of the contributions, in the currency value of the year in which those contributions were actually made. The adjustment derived from the restatement of that account in constant monetary units has been allocated to the Capital Adjustment account.

                  g.2.  Income and expense accounts

                        The results for each period have been disclosed at restated values following the guidelines detailed in paragraphs 5 and 6 of this Note.

            h.    Statement of cash flows

                  The "Cash and banks" caption is considered to be cash. The activity in that statement has been presented in constant currency.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 3:    CASH AND BANKS

            The breakdown of this caption was as follows:

                                                                           3.31.04               12.31.03
                                                                     -------------------- ---------------------

            Cash (Schedule G)                                                        489                   932
            Banks - current accounts (Note 11)                                        20                   231
            Checks for deposit                                                         -                     1
                                                                     -------------------- ---------------------
            Total                                                                    509                 1,164
                                                                     ==================== =====================


NOTE 4:     OTHER RECEIVABLES


            The breakdown of this caption was as follows:

                                                                           3.31.04               12.31.03
                                                                     -------------------- ---------------------
            Current
            Fiscal credits                                                            523                   450
            Prepaid expenses                                                           10                     6
            Sundry debtors (Note 11 and Schedule G)                                 1,687                 2,694
            Others                                                                  5,698                 2,595
                                                                     -------------------- ---------------------
            Total                                                                   7,918                 5,745
                                                                     ==================== =====================


                                                                           3.31.04               12.31.03
                                                                     -------------------- ---------------------
            Noncurrent
            Fiscal credits (Note 13)                                                1,635                   947
            Prepaid expenses                                                            2                     2
            Sundry debtors (Note 11 and Schedule G)                                 3,432                 3,489
                                                                     -------------------- ---------------------
            Total                                                                   5,069                 4,438
                                                                     ==================== =====================


NOTE 5:     SALARIES AND SOCIAL SECURITY LIABILITIES


            The breakdown of this caption was as follows:
                                                                           3.31.04               12.31.03
                                                                     -------------------- ---------------------

            Integrated Pension and Survivors' Benefit System                         3                     10
            Health care plans                                                        3                      4
            Directors' and syndics' fees accrual                                    75                     60
            Legal bonus accrual                                                     14
            Accrual  for social  security  contributions  from legal
            bonus                                                                    1
                                                                     -------------------- ---------------------
            Total                                                                   96                     74
                                                                     ==================== =====================

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 6:     TAX LIABILITIES


            The breakdown of this caption was as follows:

                                                                            3.31.04              12.31.03
                                                                     -------------------- ---------------------
            Current

            Income tax withholdings to be deposited                                  15                    22
            Provision for turnover tax                                                1                     2
            Provision for tax on minimum notional income, net of
            fiscal credits                                                          358                   274
            Provision for tax on personal assets                                  3,581                     -
                                                                     -------------------- ---------------------
            Total                                                                 3,955                   298
                                                                     ==================== =====================

            Non-current                                                    3.31.04              12.31.03
                                                                     -------------------- ---------------------
            Deferred tax liability (Note 13)                                     42,451                43,354
                                                                     -------------------- ---------------------
            Total                                                                42,451                43,354
                                                                     ==================== =====================

NOTE 7:     OTHER DEBTS


            The breakdown of this caption was as follows:

            Current                                                        3.31.04               12.31.03
                                                                     -------------------- ---------------------
            Sundry creditors (Schedule G)                                          122                      525
            Expense accrual (Note 11 and Schedule G)                               765                      829
                                                                     -------------------- ---------------------
            Total                                                                  887                    1,354
                                                                     ===================== =====================

            Non-current                                                   3.31.04               12.31.03
                                                                     -------------------- ---------------------
            Directors' qualification bond                                            6                        6

            Total                                                                    6                        6
                                                                     ===================== =====================

NOTE 8:     CAPITAL STATUS

            As of March 31, 2004, the capital status of the Company was as follows:

            ==================================================================================================
               Capital    Face       Restated              Approved by                Date of registration
                          Value         to      --------------------------------     with the Public Registry
                                     constant        Body              Date                of Commerce
                                     currency
            --------------------------------------------------------------------------------------------------

            Subscribed,                           Extraordinary        05.16.00
            issued,        1,092,407 2,407,080    shareholders'      07.24.00 and            08.09.00
            paid-in and                             meeting           07.26.00
            registered     --------- ---------- Board of Directors

            Total          1,092,407 2,407,080
            ==================================================================================================

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                        Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)




NOTE 9:     ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES,
            INVESTMENTS AND DEBTS

            As of March 31, 2004 the breakdown of receivables, investments and debts according to their estimated collection or payment terms was as follows:

            ==================================================================================================
                                                                          Salaries
                                                                         and social
                                                                 Other    security       Tax         Other
                                                Investments  receivables liabilities liabilities  liabilities
            --------------------------------------------------------------------------------------------------
            Falling due within:
            1st Quarter                            23,860      7,913          96        2,761         887
            2nd Quarter                                 -          2           -        1,194           -
            3rd Quarter                               502          3           -            -           -
            4th Quarter                                 -          -           -            -           -
            After one year                        121,260       5,069          -       42,451           6
                                                --------------------------------------------------------------
            Subtotal falling due                  145,622      12,987          96      46,406         893
                                                --------------------------------------------------------------
            No set due date                     1,257,758           -           -           -           -
                                                --------------------------------------------------------------
            Total                               1,403,380      12,987          96      46,406         893
                                                --------------------------------------------------------------
            Noninterest bearing                 1,257,758      11,300          96      46,406         893
            At a fixed rate                       145,622       1,687           -           -           -
            --------------------------------------------------------------------------------------------------
            Total                               1,403,380      12,987          96      46,406         893
            ==================================================================================================

NOTE 10:    EQUITY INTERESTS IN OTHER COMPANIES


            The breakdown of longterm investments was as follows:

            ====================================================================================================
                                                      As of 3.31.04
            ----------------------------------------------------------------------------------------------------
                                                                                         Principal    Face
            Issuing company                                  Percentage of interest        line of    value
                                         Shares                      held in              business   per share
                                    -----------------------------------------------      --------    ---------
                                                                                 Possible
                                      Type         Number        Total Capital     votes
            ----------------------------------------------------------------------------------------------------

            Banco de Galicia y      Ordinary                                               Financial     0.001
            Buenos Aires S.A.       class "A"             101                             activities
                                    Ordinary
                                    class "B"     438,599,602                                            0.001
                                    -----------------------------------------------------
                                      Total       438,599,703    93.585537%    93.585542%
            ----------------------------------------------------------------------------------------------------

                                                                                           Financial
                                                                                              and
                                                                                          investment
            Net Investment S.A.     Ordinary           10,500        87.50%        87.50% activities     0.001
            -----------------------------------------------------------------------------------------------------
                                    Ordinary
            Sudamericana            class "A"          31,302                                            0.001
            Holding S.A.            Ordinary                                              Investment
                                    class "B"          41,735                             activities     0.001
                                    -----------------------------------------------------
                                      Total            73,037    87.500899%    87.500899%
            -----------------------------------------------------------------------------------------------------
                                                                                           Issuer of
                                                                                           warehouse
                                                                                           receipts
                                                                                              and
            Galicia Warrants S.A.   Ordinary          175,000        87.50%        87.50%  warrants      0.001
            ====================================================================================================

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                  Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 10:          (Continued)

            ====================================================================================================
                                                  As of 12.31.03
            ----------------------------------------------------------------------------------------------------
                                                                                         Principal    Face
            Issuing company                                  Percentage of interest        line of    value
                                         Shares                      held in              business   per share
                                    -----------------------------------------------      --------    ---------
                                                                                 Possible
                                      Type         Number        Total Capital     votes
            ----------------------------------------------------------------------------------------------------

            Banco de Galicia y      Ordinary                                               Financial     0.001
            Buenos Aires S.A.       class "A"             101                             activities
                                    Ordinary
                                    class "B"     438,599,602                                            0.001
                                    -----------------------------------------------------
                                      Total       438,599,703    93.585537%    93.585542%
            ----------------------------------------------------------------------------------------------------

                                                                                           Financial
                                                                                              and
                                                                                          investment
            Net Investment S.A.     Ordinary           10,500        87.50%        87.50% activities     0.001
            -----------------------------------------------------------------------------------------------------
                                    Ordinary
            Sudamericana            class "A"          31,302                                            0.001
            Holding S.A.            Ordinary                                              Investment
                                    class "B"          41,735                             activities     0.001
                                    -----------------------------------------------------
                                      Total            73,037    87.500899%    87.500899%
            -----------------------------------------------------------------------------------------------------
                                                                                           Issuer of
                                                                                           warehouse
                                                                                           receipts
                                                                                              and
            Galicia Warrants S.A.   Ordinary          175,000        87.50%        87.50%  warrants      0.001
            ====================================================================================================

            The financial condition and results of controlled companies were as follows:
            ====================================================================
                                                       Issuing company
                                             ----------------------------------
                  Financial condition        Banco de Galicia
                    as of 3.31.04            y Buenos Aires      Net Investment
                                                 S.A.                  S.A.
            -------------------------------------------------------------------

            Assets                              22,854,910             5,498
            Liabilities                         21,572,190                64
            Shareholders' equity                 1,282,720             5,434
            Result for the period                (100,925)             (580)
            ====================================================================

            ====================================================================
                                                               Issuing company
                                                               ----------------
                              Financial condition              Galicia Warrants
                                As of 1.31.04(*)                     S.A.
            -------------------------------------------------------------------
            Assets                                                        6,152
            Liabilities                                                   1,149
            Shareholders' equity                                          5,003
            Result for the period of three months ended January 31, 2004     86
            ====================================================================
            (*) See Note 2.c.2.
            ====================================================================
                                                                Issuing company
                                                                ----------------
                              Financial condition                Sudamericana
                               As of 12.31.03(*)                 Holding S.A.
            -------------------------------------------------------------------
            Assets                                                      106,592
            Liabilities                                                  84,814
            Shareholders' equity                                         21,778
            Result for the period of three months ended 12.31.03        (1,773)
            ===================================================================
            (*) See Note 2.c.2.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                  Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 10:          (Continued)

            ====================================================================================================
                                                                                       Issuing company
                                                                            ------------------------------------
                                                                            Banco de Galicia
                          Financial condition as of 12.31.03                  y Buenos Aires    Net Investment
                                 Results as of 3.31.03                             S.A.              S.A.
            ----------------------------------------------------------------------------------------------------
            Assets                                                               21,186,558           5,779
            Liabilities                                                          19,833,805              67
            Shareholders' equity                                                  1,352,753           5,712
            Result for the period                                                  (40,090)         (1,166)
            ====================================================================================================

            =====================================================================================
                                                                                  Issuing company
                                                                                  ---------------
                       Financial condition as of 6.30.03                            Sudamericana
                             Results as of 12.31.02                                 Holding S.A.
            -------------------------------------------------------------------------------------
            Assets                                                                       120,555
            Liabilities                                                                   84,823
            Shareholders' equity                                                          35,732
            Result for the period of three months ended 12.31.02                          (4,337)
            =====================================================================================

            =====================================================================================
                                                                                 Issuing company
                                                                                 ---------------
                       Financial condition as of 4.30.03                         Galicia Warrants
                             Results as of 1.31.03                                     S.A.
            -------------------------------------------------------------------------------------
            Assets                                                                          5,905
            Liabilities                                                                     1,467
            Shareholders' equity                                                            4,438
            Result for the period of twelve months ended 1.31.03                            (198)
            ======================================================================================

NOTE 11   INTERCOMPANY BALANCES AND TRANSACTIONS SECTION 33 OF LAW 19550

          The financial statements include the following significant balances of the transactions carried out with Banco de Galicia y Buenos Aires S.A. and its subsidiaries:

          Banco de Galicia y Buenos Aires S.A.

                                                           3.31.04     12.31.03
                                                         -----------  ---------

          ASSETS
          Cash and banks  current accounts (Note 3)              17         225
          Investments  time deposits (Schedule C)             4,213       4,025
                                                          ---------   ---------
          Total                                               4,230       4,250
                                                          =========   =========

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                  Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 11: (Continued)

          LIABILITIES
          Other liabilities - expense accrual (Note 7)          153          154
                                                         ----------   ---------
          Total                                                 153          154
                                                         ==========   ==========

          INCOME                                            3.31.04      3.31.03
                                                         ----------   ----------
          Financial income  interest on time deposits            16          784
                                                         ----------   ----------
          Total                                                  16          784
                                                         ==========   ==========

          EXPENSES
          Administrative expenses (Schedule H)
            Leasing of brand                                    183          179
            Bank charges                                          2            1
            General expenses                                      9            6
                                                         ----------   ----------
          Total                                                 194          186
                                                         ==========   ==========

          Banco Galicia (Cayman) Limited
                                                          3.31.04      12.31.03
                                                         ----------   ----------

          ASSETS
          Other  receivables - Sundry debtors (Note 4
          and Schedule G)                                     3,431        3,488
                                                         ----------   ----------
          Total                                               3,431        3,488
                                                         ==========   ==========

          INCOME                                          3.31.04       3.31.03
                                                         ----------   ----------
          Financial results  other interest                     17             -
                                                         ----------   ----------
          Total                                                 17             -
                                                         ==========   ==========

          Banco Galicia Uruguay S.A.
                                                          3.31.04      12.31.03
                                                        ----------    ----------
          ASSETS
          Investments - special current account deposits
          (Schedules C and G)                                   496          428
          Investments - negotiable obligations (Schedules
          C and G)                                          121,762      126,792
                                                         ----------   ----------
          Total                                             122,258      127,220
                                                         ==========   ==========

           INCOME                                         3.31.04      3.31.03
                                                         ----------   ----------
           Financial income interest on negotiable
           obligations                                          312          358
                                                         ----------   ----------
           Total                                                312          358
                                                         ==========   ==========

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                  Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)



NOTE 11: (Continued)



           Galicia Valores S.A. Sociedad de Bolsa

           EXPENSES                                       3.31.04       3.31.03
                                                         ----------   ----------
           Financial loss on Indol                                -            2
                                                         ----------   ----------
           Total                                                  -            2
                                                         ==========   ==========

           B2Agro S.A.
                                                          3.31.04      12.31.03
                                                         ----------   ----------
           ASSETS
           Other receivables sundry debtors (Note 4
           and Schedule G)                                    1,687        2,694
                                                         ----------   ----------
           Total                                              1,687        2,694
                                                         ==========   ==========

           INCOME                                         3.31.04       3.31.03
                                                         ----------   ----------

           Financial results  interest earned                    33           12
                                                         ----------   ----------
           Total                                                 33           12
                                                         ==========   ==========

           Tarjetas del Mar                               3.31.04       3.31.03
                                                         ----------   ----------
           INCOME
           Other income and expenses                              8            -
                                                         ----------   ----------
           Total                                                  8            -
                                                         ==========   ==========

NOTE 12:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

          At March 31, 2004 there are no restrictions on the distribution of the Company's retained earnings except for those established by the Argentine Commercial Companies Law and Resolution No. 368/2001 of the National Securities Commission insofar as concerns the setting up of the Legal Reserve with 5% of the net income for the year until 20% of the capital stock is reached. (See Note 10 to the consolidated financial statements).

NOTE 13:  INCOME TAX DEFERRED TAX

          Income tax has been determined according to the deferred tax method.

          The following tables show the changes and breakdown of deferred tax assets and liabilities:

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                  Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 13: (Continued)

          Deferred tax assets:


                                               Other                  Total
                                            receivables
          Opening balances                            942                942
          Charge to results                           689                689
                                                 ---------------------------
          Closing balances                          1,631              1,631
                                      ======================================

          Deferred tax liabilities:

                                        Fixed assets   Investments       Total
          Opening balances                        10        43,344        43,354
          Charge to results                        -         (903)         (903)
                                        ----------------------------------------
          Closing balances                        10        42,441        42,451
                                        ========================================

          Net deferred liabilities at period end, derived from the information included in the preceding tables, amount to $ 40,820.

          The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting loss:

          Pretax loss for the period                                   (113,597)
          Result of longterm investments                                 108,983
          Impairment of value of goodwill                                  (432)
          Nondeductible expenses                                           1,061
          Organization expenses                                            (563)
                                                                     -----------
          Taxable accounting result                                      (4,548)
          Statutory tax rate                                                 35%
                                                                     -----------
          Total income tax loss carryforward (*)                         (1,592)
          Variation between closing and opening
          deferred tax assets                                                689
          Variation between closing and opening
          deferred tax liabilities                                           903
                                                                     -----------
          Tax determined                                                       -
          (*) Recognized in other income and expenses

NOTE 14:  EARNINGS PER SHARE

          Below is a breakdown of the Earnings per share as of March 31, 2004 and 2003:

                                                           3.31.04       3.31.03
                                                         ----------   ----------

          (Loss)/Income for the period                    (112,005)       10,018
          Number of subscribed and paidup ordinary
          shares                                          1,092,407    1,092,407

          Earning per ordinary share:
            o Basic                                          (0.10)         0.01
            o Diluted                                        (0.10)         0.01

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                  Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 15:  SUBSEQUENT EVENTS

          After March 31, 2004, the Company made new cash irrevocable capital contributions in Net Investment S.A. for $ 65.

          On April 22, 2004, an Ordinary Meeting of Shareholders was held at which it was resolved to charge the loss for fiscal 2003 to Retained Earnings without being absorbed. It was further resolved that the Company would absorb the tax on personal assets incumbent on the shareholders for fiscal years ended December 31, 2002, 2003 and subsequent years.

NOTE 16:  CAPITAL INCREASE

          On January 2, 2004, the Ordinary and Extraordinary Meeting of Shareholders of Grupo Financiero Galicia S.A. resolved to approve a capital increase for up to $ 149,000, taking it to $ 1,241,407 under the terms of Section 188, paragraph 2, of the Law on Corporations. This capital increase will be intended for the acquisition or receipt as a contribution of Subordinated Negotiable Obligations for up to thousand of US$100,000, or other debt securities to be issued by Banco de Galicia y Buenos Aires S.A., or other instruments representing receivables from that Bank, to be issued in exchange for the latter's due and payable debt under the terms of the restructuring of the foreign currency debt governed by foreign legislation being carried out by Banco de Galicia y Buenos Aires S.A., as described in Note 1 to these financial statements.

          The capital increase will be formalized through the issuance of up to 149,000,000 nonvoting preferred shares that have preference over ordinary shares, with a face value of one peso, convertible into ordinary Class B shares one year after their issuance, in the event of the Company's liquidation or a change of control over Grupo Financiero Galicia S.A., in both cases at a rate of one preferred share for one ordinary Class B share, which shall pay dividends as from the fiscal year in which they are subscribed. The abovementioned preferred shares shall carry preemptive and accretion rights over any eventual issuance of shares by the Company. The preferred shares will be paid up at their face value plus a premium, either in cash or through a contribution in kind of those securities for up to thousand of US$ 100,000 (face value), in the latter case at a rate of thousand of US$
          0.00067114 (face value) of debt for each peso (face value) of shares.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Ofering"
                  Note to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 16:  (Continued)

          That Meeting of Shareholders resolved to set the value of the debt securities to be received at 73% of their face value in US dollars and, in the event of observations by the National Securities Commission (CNV), acceptance of a lower value of at least 70% shall be vested in the Board of Directors.

          On April 21, 2004, the CNV authorized the public offering of the preferred shares for up to $149,000,000, with a face value of $1 each, to be placed with a premium subscription, as well as the public offering of ordinary Class B shares with a face value of $1 each and entitled to one vote per share, to be exchanged for the preferred shares. On April 26 and 29, 2004, the Buenos Aires and Cordoba Stock Exchanges, respectively, authorized the listing of the preferred shares and the Class B ordinary shares arising from the conversion of those preferred shares.

NOTE 17:  PRIOR YEAR ADJUSTMENT

          During the quarter ended March 31, 2004, the Company recognized under Prior year adjustment the proportion attributable to its participation in Banco de Galicia y Buenos Aires S.A. for the adjustment made by that Bank in such period (See Note 12 to consolidated financial statements).

          The prior year adjustment disclosed in the Statement of Changes in Shareholders' Equity for comparative purposes is composed of a gain adjustment of $18,152 derived from the application of the deferred tax method for calculating income tax and a loss of $37,792 (see preceding paragraph).

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Ofering"
Fixed assets and investments in assets of a similar nature
For the period of three months ended March 31, 2004
In comparative format with the fiscal year ended December 31, 2003. (Figures stated in thousands of pesos)

                                                                      Schedule A

==================================================================================================================================


                                            ORIGINAL VALUES                                DEPRECIATION

                                                                                                      For the period


                                 At                                          Accumulated
                             beginning of                         At period  at beginning  Deletions  Rate  Amount     Accumulated
Principal account                year      Increases   Deletions     end       of year                  %              at period end

Real estate                     3,258           -            -      3,258        128             -      2       15               143
Hardware and software             422           -            -        422        246             -     20       22               268
Furniture and facilities          305           7            -        312        180             -     20       15               195
Total                           3,985           7            -      3,992        554             -              52               606
==================================================================================================================================


Principal account                   Net Book Value         Net Book Value
                                      at 3.31.04             at 12.31.03
Real estate                                3,115                      3,130
Hardware and software                        154                        216
Furniture and facilities                     117                         85
Total                                      3,386                      3,431
================================================================================

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Ofering"
Intangible assets
For the period of three months ended March 31, 2004
In comparative format with the fiscal year ended December 31, 2003. (Figures stated in thousands of pesos)

                                                                      Schedule B

====================================================================================================================================
                                       ORIGINAL VALUES                                       AMORTIZATION



                                                                                                      For the Period
                                                                            Accumulated
                     At beginning                           At period end  at beginning                               Accumulated at
Principal account      of year      Increases   Deletions                     of year     Deletions   Rate %  Amount   period end


Goodwill                 20,064            -           -         20,064         10,868           -        20   1,002       11,870
Total                    20,064            -           -         20,064         10,868           -             1,002       11,870
====================================================================================================================================

                        Valuation
                        allowance
Principal account      (Schedule E)    Net Book Value     Net Book Value
                                        at 3.31.04         at 12.31.03
Goodwill                     1,817           6,377                6,947
Total                        1,817           6,377                6,947
================================================================================

GGrupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Ofering"
Investments
Equity Interests in Other Companies and Other Investments
Statement of Financial Condition as of March 31, 2004 and December 31, 2003 (Figures stated in thousands of pesos)

                                                                      Schedule C

================================================================================


  Issuance and characteristics of the securities    Book Value     Book Value
                                                   as of 3.31.04  as of 12.31.03
--------------------------------------------------------------------------------
Current  investments (*)
Special current account deposits (Notes 9 and 11
and Schedule G)                                             498             428
Time deposits (Notes 9 and 11 and Schedule G)            21,581          20,929
Mutual Funds (Note 9)                                       137             190
Government securities (Notes 9 and Schedule G)            1,644               -
Negotiable Obligations  (Notes 9 and 11 and Schedule G)     502           2,952
                                                         ----------------------
Total current investments                                24,362          24,499
================================================================================

(*) include accrued interest.

Grupo Financiero Galicia

GGrupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Ofering"
Investments
Equity Interests in Other Companies and Other Investments
Statement of Financial Condition as of March 31, 2004 and December 31, 2003 (Figures stated in thousands of pesos)

                                                             Schedule C (contd.)

====================================================================================================================================

Issuance and characteristics              Class         Face    Number    Acquisition  Quotation   Equity     Book Value  Book Value
    of the securities                                   Value                cost      per share   as of        as of       as of
                                                                                          as of     3.31.04      3.31.04    12.31.03
                                                                                         3.31.04
------------------------------------------------------------------------------------------------------------------------------------

Non-current investments
Negotiable Obligations (Note 11 and                                                                              121,260    123,840
Schedule G)

Banco de Galicia y Buenos Aires S.A. Ordinary class "A"  0.001         101                      -
                                     Ordinary class "B"  0.001 438,599,602                 0.0049
                                                               438,599,703   2,571,375               1,228,476   1,228,476 1,335,308

Net Investment S.A.                  Ordinary            0.001      10,500          23          -
                                     Irrevocable                                21,778          -        5,770      5,770      5,975
                                     contributions

Sudamericana Holdings S.A.           Ordinary class "A"  0.001      31,302                      -
                                     Ordinary class "B"  0.001      41,735      33,003          -        19,124    19,124     20,675
                                                                    73,037       9,916

                                     Irrevocable
                                     contributions


Galicia Warrants S.A.                Ordinary            0.001     175,000      11,829          -          4,388    4,388      4,312
                                         -------------------------------------------------------------------------------------------
Total Non-current investments                                                2,647,924                 1,257,758 1,379,018 1,490,110
====================================================================================================================================


====================================================================================================================================
                                                                                   INFORMATION ON THE ISSUING COMPANY
                                                                                   LATEST FINANCIAL STATEMENTS (Note 10)


Issuance and characteristics              Class               Principal line of                 Capital            Net
    of the securities                                             buisness             Date      Stock        income/(loss)
------------------------------------------------------------------------------------------------------------------------------------

Non-current investments
Negotiable Obligations (Note 11 and
Schedule G)

Banco de Galicia y Buenos Aires S.A. Ordinary class "A"
                                     Ordinary class "B"      Financial activites      3.31.04  468,662       (100,925)(1)

Net Investment S.A.                  Ordinary                Financial and
                                     Irrevocable             investment                             12           (580)(1)
                                     contributions           activities               3.31.04

Sudamericana Holdings S.A.           Ordinary class "A"
                                     Ordinary class "B"                                             83            (336)(2)

                                     Irrevocable             Financial and
                                     contributions           investment
                                                             activities               12.31.03

Galicia Warrants S.A.                Ordinary                Issuer of
                                                             warehouse
                                                             receitps and
                                                             warrants                 1.31.04        200           595(3)

                                     -----------------------------------------------------------------------------------------------
Total Non-current investments
====================================================================================================================================

====================================================================================================================================
                                                                                   INFORMATION ON THE ISSUING COMPANY
                                                                                   LATEST FINANCIAL STATEMENTS (Note 10)

                                                                                                                           %
Issuance and Charachteristics             Class                        Principal line of       Shareholders'       of equity held
    of the securities                                                       buisness             equity         in the capital stock
------------------------------------------------------------------------------------------------------------------------------------

Non-current investments
Negotiable Obligations (Note 11 and
Schedule G)

Banco de Galicia y Buenos Aires S.A. Ordinary class "A"
                                     Ordinary class "B"                  Financial activities   1,282,720            93,585537%

Net Investment S.A.                  Ordinary                            Financial and
                                     Irrevocable                         investment                 5,434                87,50%
                                     contributions                       activities

Sudamericana Holdings S.A.           Ordinary class "A"                                            21,778            87,500899%
                                     Ordinary class "B"

                                     Irrevocable                         Financial and
                                     contributions                       investment
                                                                         activities

Galicia Warrants S.A.                Ordinary                            Issuer of
                                                                         warehouse
                                                                         receitps and
                                                                         warrants                   5,003                87,50%

                                     -----------------------------------------------------------------------------------------------
Total Non-current investments
====================================================================================================================================

(1) for the fiscal years ended March 31, 2004.
(2) for the period of three months ended December 31, 2003.
(3) for the period of six months ended January 31, 2004.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                           Allowances and Provisions
              For the period of three months ended March 31, 2004
      In comparative format with the fiscal year ended December 31, 2003.
                     (Figures stated in thousands of pesos)

                                                                      Schedule E

====================================================================================================================================
                   Captions                       Balance at         Increases          Decreases      Balance at end
                                               beginning of year                                          of period

------------------------------------------------------------------------------------------------------------------------------------
Allowances:

Valuation allowance - Intangible assets
(Schedule B)                                       2,249                 -                   (432)           1,817
------------------------------------------------------------------------------------------------------------------------------------
Total as of 3.31.04                                2,249                  -                  (432)           1,817
------------------------------------------------------------------------------------------------------------------------------------
Total as of 12.31.03                                   -              3,000                  (751)           2,249
====================================================================================================================================

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
              Foreign Currency Assets and Liabilities Statement of
         Financial Condition as of March 31, 2004 and December 31, 2003
                     (Figures stated in thousands of pesos)

                                                                      Schedule G

=======================================================================================================================
              Captions                Amount and type   Quotation     Amount in     Amount and type of    Amount in
                                         of foreign                   Argentine      foreign currency     Argentine
                                          currency                     currency                            currency
                                                                      at 3.31.04                         at 12.31.03


ASSETS
CURRENT ASSETS
Cash and due from banks
Cash                                   US$      170.21    2.82                480               320.35           923
Banks                                             0.35    2.82                  1                 0.49             1
Investments
Special current account deposits       US$      175.89    2.82                496               148.70           428
Time deposits                          US$    4,596.45    2.82             12,962             3,987.38        11,484
Government securities                           583.00                      1,644                                   -
Negotiable obligations                 US$      178.01    2.82                502             1,025.07         2,952
Other receivables
Sundry debtors                         US$      598.23    2.82              1,687               935.31         2,694
                                                                   -----------------                     ---------------
Total Current Assets                                                       17,772                             18,482
                                                                   -----------------                     ---------------
NONCURRENT ASSETS
Other receivables
Sundry debtors                         US$    1,217.02    2.82              3,432             1,210.78         3,489
Investments
Negotiable obligations                 US$   43,000.00    2.82            121,260            43,000.00       123,840
                                                                   -----------------                     ---------------
Total Noncurrent Assets                                                   124,692                            127,329
                                                                   -----------------                     ---------------
Total Assets                                                              142,464                            145,811
                                                                   =================                    ===============
LIABILITIES
CURRENT LIABILITIES
Other debts
Sundry creditors                       US$       27.27    2.86                 78                23.32            68
Expense accrual                        US$      134.27    2.86                384               134.22           393
                                                                   -----------------                     ---------------
Total Current Liabilities                                                     462                                461
                                                                   -----------------                     ---------------
Total Liabilities                                                             462                                461
=======================================================================================================================

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
         Information required by Section 64, subsection b) of Law 19550
              For the period of three months ended March 31, 2004
    In comparative format with the same period of the previous fiscal year.
                     (Figures stated in thousands of pesos)

                                                                      Schedule H

=======================================================================================================================
                            Captions                                Total as of     Administrative      Total as of
                                                                      3.31.04          expenses           3.31.03
-----------------------------------------------------------------------------------------------------------------------

Salaries and social security charges                                          213               213               192
Services to the staff                                                           5                 5                 4
Directors' and syndics' fees                                                   21                21                15
Fees for services                                                             195               195               389
Fixed asset depreciation                                                       52                52                56
Intangible asset amortization                                               1,002             1,002             1,003
Leasing of brand (*)                                                           11                11                12
Stationery and office supplies                                                  3                 3                 6
Condominium Expenses                                                            8                 8                16
Entertainment, travel and per diem                                             10                10                 3
Vehicle expenses                                                                -                 -                 4
Electricity and communications                                                 14                14                16
Taxes, rates and assessments and contributions                                 42                42               158
Bank charges (*)                                                                1                 1                 -
General expenses (*)                                                           95                95               129
                                                                 ------------------------------------------------------
Total                                                                       1,672             1,672             2,003
=======================================================================================================================

(*) Balances net of eliminations corresponding to intercompany transactions (per
Section 33 of Law 19550). See Note 11 to the financial statements.

                         Grupo Financiero Galicia S.A.
         "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
   Information required in addition to the Notes to the Financial Statements
                         For the period of three months
                 commenced January 1, 2004 and ended March 31,
                                     2004.
                        Presented in comparative format
                     (Figures stated in thousands of pesos)

NOTE 1:   LEGAL SYSTEMS

          There are no significant specific legal systems entailing the lapsing of contingent benefits envisaged by those regulations or their rebirth.

NOTE 2:   CLASSIFICATION OF RECEIVABLES AND DEBTS

          2.1. Receivables: See Note 9 to the financial statements.

          2.2. Debts: See Note 9 to the financial statements.

NOTE 3: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS


          3.1. Receivables: See Notes 2.a., 2.b. and 9 and Schedule G to the financial statements.

          3.2. Debts: See Notes 2.a., 2.b. and 9 and Schedule G to the financial statements.


NOTE 4:   EQUITY INTERESTS IN OTHER COMPANIES - SECTION 33 OF LAW 19550


          See Notes 9, 10 and 11 and Schedule C to the financial statements.


NOTE 5:   RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS


          As of March 31, 2004 and December 31, 2003 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

                         Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
    Information required in addition to the Notes to the Financial Statements
                                   (continued)
                     (Figures stated in thousands of pesos)

NOTE 6:   PHYSICAL INVENTORY OF INVENTORIES

          As of March 31, 2004 and December 31, 2003 the Company did not have any inventories.

NOTE 7:   FIXED ASSETS

          See Schedule A to the financial statements.

          a) As of March 31, 2004 and December 31, 2003 the Company did not have any technically appraised fixed assets.

          b) As of March 31, 2004 and December 31, 2003 the Company did not have any obsolete fixed assets which have a carrying value.

          c) As of March 31, 2004 and December 31, 2003, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted of using their value to the business, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 8:   INSURANCE

          As of March 31, 2004 and December 31, 2003, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

          ============================================================================================
          Insured                                            Insured             Book          Book
          asets           Risks Covered                      amount            Value as      Value as
                                                                               3.31.04       12.31.03
          --------------------------------------------------------------------------------------------
          Office asssets  Fire, thunderbolt and/or explosion    $200              271           301
          ============================================================================================

                         Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
    Information required in addition to the Notes to the Financial Statements
                                   (continued)
                     (Figures stated in thousands of pesos)

NOTE 9:   ALLOWANCES AND PROVISIONS

          See Schedule E to the financial statements.

NOTE 10:  CONTINGENCIES

          As of March 31, 2004 and December 31, 2003, there were no contingencies highly likely to occur which have not been given accounting recognition.

NOTE 11:  IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS

          As of March 31, 2004 and December 31, 2003, there were no irrevocable contributions towards future share subscriptions.

NOTE 12:  DIVIDENDS ON PREFERRED SHARES

          As of March 31, 2004 and December 31, 2003, there were no cumulative unpaid dividends on preferred shares.

NOTE 13:  LEGAL RESERVE

          See Note 12 to the financial statements.

                         Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
       Supplementary and Explanatory Statement by the Board of Directors
            For the period of three months commenced January 1, 2004
           and ended March 31, 2004, presented in comparative format.
                     (Figures stated in thousands of pesos)

As called for by the norms regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors takes pleasure in submitting the following supplementary and explanatory information.

A.   Current Assets:

     a)   Receivables:

          1)   See Note 9 to the financial statements.
          2)   See Notes 4 and 9 to the financial statements.
          3) As of December 31, 2003 and 2002 the Company had not set up any allowances or provisions.

     b)   Inventories:

          As of March 31, 2004 and December 31, 2003, the Company did not have any inventories.

B.   Non-Current Assets:

     a)   Receivables:

          As of March 31, 2004 and December 31, 2003 the Company had not set up any allowances or provisions.

     b)   Inventories:

          As of March 31, 2004 and December 31, 2003, the Company did not have any inventories.

     c)   Investments:

          See Note 10 and Schedule C to the financial statements.

     d)   Fixed assets:

          1) As of March 31, 2004 and December 31, 2003, the Company did not have any technically appraised fixed assets.
          2) As of March 31, 2004 and December 31, 2003, the Company did not have any obsolete fixed assets which have a carrying value.

                          Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
       Supplementary and Explanatory Statement by the Board of Directors
                                  (Continued)
                     (figures stated in thousands of pesos)

     e)   Intangible assets:
          1)   See Note 2.e. and Schedules B and E to the financial statements.
          2) As of March 31, 2004 and December 31, 2003, there were no deferred charges.

C.   Current Liabilities:

     a)   Debts:

     1)   See Note 9 to the financial statements.
     2)   See Note 9 to the financial statements.

D.   Allowances and provisions:

     See Schedule E to the financial statements.

E.   Foreign Currency Assets and Liabilities:

     See Note 2.b. and Schedule G to the financial statements.

F.   Shareholders' Equity:

     1) As of March 31, 2004 and December 31, 2003, the Shareholders' Equity did not include the Irrevocable Advances towards Future Share Issues account.
     2) As of March 31, 2004 and December 31, 2003, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G.   Miscellaneous:

     1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law 19550 do not apply to its equity interests in other companies.
     2) As of March 31, 2004 and December 31, 2003, the Company recorded receivables for operations conducted with related companies for $ 5,118 and $ 6,182, respectively.

                            Grupo Financiero Galicia
                                      S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
       Supplementary and Explanatory Statement by the Board of Directors
                                  (Continued)
                     (figures stated in thousands of pesos)

     3) As of March 31, 2004 and December 31, 2003 there were no receivables due from or loans granted to directors or syndics or members of the surveillance committee or their relatives up to the second degree inclusive.
     4)   See Notes 9 and 11 to the financial statements.
     5) As of March 31, 2004 and December 31, 2003, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                  ===================================================================================================
                  Insured assets                                               Insured    Book Value    Book Value
                                                Risks covered                  amount        as of        as of
                                                                                            3.31.04      12.31.03

                  ---------------------------------------------------------------------------------------------------
                   Office assets   Fire, thunderbolt and/or explosion           $200          271          301
                  ===================================================================================================

     6) As of March 31, 2004 and December 31, 2003, there were no contingencies highly likely to occur which have not been given accounting recognition.
     7) As of March 31, 2004 and December 31, 2003, the Company did not have any receivables or debts including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law 19550 in these financial statements.

Autonomous City of Buenos Aires, May 10, 2004.

(signed) Antonio Roberto Garces
Chairman

                            Grupo Financiero Galicia
                                      S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                Informative Review as of March 31, 2004 and 2003
                     (Figures stated in thousands of pesos)

Grupo Financiero Galicia S.A.'s strategy is to become a leading company engaged in providing comprehensive financial services and, at the same time, continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy will be carried out by supplementing the operations and business conducted by Banco de Galicia through equity interests in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The loss for the period of three months ended March 31, 2004 reported by the Company amounts to $ 112,005; it was generated by the valuation of the equity interest in Banco de Galicia y Buenos Aires S.A., which is Grupo Financiero Galicia S.A.'s principal source of income, as shown in its Income Statement.

The Ordinary and Extraordinary Meeting of Shareholders held on April 23, 2003 resolved to exercise the option envisaged in Section 24 of Decree No. 677/01, the Company not therefore adhering to the Optional System for the Mandatory Acquisition of Shares in a Public Offering.

It also approved the absorption of part of the accumulated losses for the fiscal year ended December 31, 2002 stated in currency of February 2003 with the Discretionary Reserve balance of $ 492,339, and to carry forward the remaining loss of $ 972,562.

On January 2, 2004, an Ordinary and Extraordinary Meeting of Shareholders was held, which resolved to approve a capital increase under the terms of Section 188, paragraph 2, of the Law on Corporations (see Note 16 to the financial statements). On April 21, 2004, the CNV authorized the public offering of the preferred shares for up to $149,000,000, with a face value of $1 each, to be placed with a premium subscription, as well as the public offering of ordinary Class B shares with a face value of $1 each and entitled to one vote per share, to be exchanged for the preferred shares. On April 26 and 29, 2004, the Buenos Aires and Cordoba Stock Exchanges, respectively, authorized the listing of the preferred shares and the Class B ordinary shares arising from the conversion of those preferred shares.

The Ordinary Meeting of Shareholders held on April 22, 2004 resolved to charge the loss for fiscal 2003 to Retained Earnings, without it being absorbed. The meeting further resolved not to continue to claim from shareholders the personal assets tax amounts due for the fiscal year ended December 31, 2002 and that the tax incumbent on the shareholders for the fiscal year ended December 31, 2003 and subsequent years would be absorbed by the Company.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                Informative Review as of March 31, 2004 and 2003
                     (Figures stated in thousands of pesos)

On July 4, 2002 the Company approved a proposal made by Banco Galicia Uruguay S.A. by which it would receive 3% in cash and the balance in ordinary negotiable obligations, in exchange for investments it held in that entity. On July 26, 2002, the Company entered into an agreement with that Bank by which it undertook to irrevocably exchange ordinary negotiable obligations for thousand of US$ 43,000 for subordinated negotiable obligations to those ordinary negotiable obligations for the same amount. On December 23, 2002, the Court of Montevideo hearing the case, approved the reorganization plan requested by Banco de Galicia Uruguay S.A. In accordance with a resolution adopted by the Central Bank of Uruguay, as from January 9, 2003, Banco Galicia Uruguay S.A. implemented a payment program, which contemplates the reimbursement of 100% of deposits in US dollars plus interest to investors. As agreed, the first step consists of an initial payment of 3% in cash to each holder of time, savings account and demand deposits as of February 13, 2002, as well as the delivery of transferable rescheduled time deposit certificates, as the case may be, issued by Banco Galicia Uruguay S.A. Grupo Financiero Galicia S.A. has collected interest accrued on subordinated negotiable obligations in US dollars at October 31, 2003 and on the portion of ordinary negotiable obligations in US dollars not exchanged for BODEN 2012 at August 31, 2003. Premium on the portion that was exchanged for those securities and the corresponding yield were collected. On December 22, 2003, the Company collected the cash advance of 7.5% of the principal amount of ordinary negotiable obligations, corresponding to the second exchange proposed by Banco Galicia Uruguay S.A.

On February 3, 2004, the Company exchanged all its holdings of Ordinary Negotiable Obligations for BODEN 2012 and US dollars in cash.

Lastly, it should be noted that the Board of Directors of the Central Bank of Uruguay has resolved to extend the intervention in Banco Galicia Uruguay S.A. with suspension of its activities and substitution of authorities established in the corporate bylaws up to and including May 31, 2004. For the sake of brevity, we refer to the economic context within which the Company operated in Note 1 to these financial statements.

                            Grupo Financiero Galicia
                                S.A. "Corporation
         which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                Informative Review as of March 31, 2004 and 2003
                     (Figures stated in thousands of pesos)

KEY STATEMENT OF FINANCIAL CONDITION FIGURES
                                    3.31.04         3.31.03        3.31.02         3.31.01        3.31.00

Current Assets                         32,789          34,462         46,294          65,688             7
Noncurrent Assets                   1,393,850       1,644,407      2,397,297       2,878,358     1,316,912
                                 -------------   -------------   -------------  -------------   -----------
Total Assets                        1,426,639       1,678,869      2,443,591       2,944,046     1,316,919
                                 ==============  ==============  =============  ==============  ============

Current Liabilities                     4,938           2,387          2,602             933         3,335
Noncurrent liabilities                 42,457          47,467              5               7             7
                                 -------------   -------------   -------------  -------------   -----------
Total Liabilities                      47,395          49,854          2,607             940         3,342
                                 -------------   -------------   -------------  -------------   -----------

Shareholders' Equity                 1,379,244       1,629,015      2,440,984       2,943,106     1,313,577
                                 -------------   -------------   -------------  -------------   -----------
Total                                1,426,639       1,678,869      2,443,591       2,944,046     1,316,919
                                 ==============  ==============  =============  ==============  ============

KEY INCOME STATEMENT FIGURES

                                    3.31.04         3.31.03        3.31.02         3.31.01        3.31.00

Ordinary operating result            (110,655)          26,391      (613,863)         110,250        43,201
Financial results                      (3,381)        (19,531)       (41,867)             262          (20)
Other income and expenses                2,031           3,175            105            (69)           578
                                 -------------   -------------   -------------  -------------   -----------
Ordinary net (loss)/ income          (112,005)          10,035      (655,625)         110,443        43,759
                                 -------------   -------------   -------------  -------------   -----------
Income tax                                   -            (17)              -               -             -
                                 -------------   -------------   -------------  -------------   -----------
Net (loss) / income                  (112,005)          10,018      (655,625)         110,443        43,759
                                 ==============  ==============  =============  ==============  ============

RATIOS
                                  3.31.04         3.31.03         3.31.02        3.31.01         3.31.00
                                 -------------   -------------   -------------  -------------   -----------
Liquidity                              6.6401         14.4374         17.7948        70.3895         0.0020
                                 -------------   -------------   -------------  -------------   -----------
Credit standing                       29.1010         32.6757        936.3191     3,130.9638       393.0512
                                 -------------   -------------   -------------  -------------   -----------
Capital assets                         0.9770          0.9794          1.0193         1.0228         1.0000
                                 -------------   -------------   -------------  -------------   -----------

The Company's individual financial statements have been considered to disclose the key statement of financial condition figures and key income statement figures, as its consolidated financial statements are disclosed in line with the provisions of Argentine Central Bank Communique "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                Informative Review as of March 31, 2004 and 2003
                     (Figures stated in thousands of pesos)

For comparative purposes, the balances as of March 31, 2003, 2002, 2001 and 2000 have been restated to constant currency of February 28, 2003.

Equity interests in other companies

o    Banco de Galicia y Buenos Aires S.A.

See section entitled "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries", in Note 1 to the financial statements.


o    Net Investment S.A.

Net Investment S.A. is a holding company, which is engaged in investing and developing technology business and it provides communications, internet, connectivity and contents services, in order to create value for its shareholders. Grupo Financiero Galicia S.A. holds an 87.50% equity interest in this company and Banco de Galicia y Buenos Aires S.A., owns the remaining 12.50% of its capital stock.

Cash contributions made as of March 31, 2004 amounted to $ 302. After the closing date of these financial statements, Grupo Financiero Galicia S.A. made new cash contributions for $ 65.

Through its subsidiary B2Agro S.A., the Company seeks to strengthen the leadership position of the Bank in the agricultural and livestock sector. It operates under the trade name Red de Campo. As a service company, it provides solutions to all participants in the agricultural and livestock production chain in order to facilitate their management, business and integration by grouping and intercommunicating them, thus forming the first private network in the sector.

During 2003, B2Agro S.A. increased its level of activity by conducting business involving inputs, financial structurings and operations on Mercado a Termino de Buenos Aires, obtaining a greater share of the inputs market, with a volume sold of approximately $ 10,000, and consolidating a 250% growth. Furthermore, an alliance was implemented with Jose Manuel Diaz Herrera S.A. to structure the sale of all types of cattle, thus offering a wider range of services. As regards technological services, the web page of Fundacion Producir Conservando and information modules were developed to be used by customers of Banco Galicia through the Galicia Office tool. In fiscal 2004, the Company will analyze the economic feasibility of the various projects undertaken, as well as those related to new commercial products and to the development of technological tools intended for customer management, considering the projections of the macro and microeconomic variables.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                Informative Review as of March 31, 2004 and 2003
                     (Figures stated in thousands of pesos)

With regard to the equity interest that Net Investment S.A. holds in Duenovende S.A., during 2002, the macroeconomic situation and the measures implemented by the Argentine Government significantly affected the mortgage loan business, producing a significant decrease in real estate purchase and sale operations, areas linked with the main source of income of the company. For this reason, the "Soloduenos.com.ar" web site has been disabled since January 1, 2003. In view of these circumstances, and of the fact that there are no prospects for undertaking new projects, the Ordinary and Extraordinary Meeting of Shareholders of that company held on April 2003 resolved to dissolve Duenovende S.A in advance and subsequently liquidate it. During the first quarter of 2004, formalities carried out to close down this company were completed and the Ordinary and Extraordinary Meeting of Shareholders held on April 2, 2004 approved the final liquidation purpose financial statements. Nevertheless, Banco de Galicia y Buenos Aires S.A. continues to offer real estate properties for sale and financing for their acquisition through its egalicia.com web page.

Net Investment S.A. permanently evaluates various other types of new business in relation to ecommerce, development of internet projects, broadband communications and contents for wireless services. In all these projects, it seeks to make use of the synergies with the operations carried out by Grupo Financiero Galicia S.A. and Banco de Galicia y Buenos Aires S.A.

o    Sudamericana Holding S.A.

Sudamericana Holding S.A. is a group of life and retirement insurance companies. The equity interest held by Grupo Financiero Galicia S.A. in this company is 87.50%, and the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.


The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its positioning as a leading financial service provider, thus supplementing those businesses which Banco de Galicia y Buenos Aires S.A. may only conduct to a limited extent, in line with prevailing regulations.

As of September 30, 2003, the production of all companies controlled by Sudamericana Holding S.A. represented 2.5% of the life insurance market, considering the commercially active lines of business. As of March 31, 2004, the Sudamericana Holding S.A. companies had 1,399,190 insureds and 55,398 insurance policies.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                Informative Review as of March 31, 2004 and 2003
                     (Figures stated in thousands of pesos)

From a business standpoint, within the framework of a greater insurance market stability during most of 2003, the company's business continued to be focused on the maintenance and gradual improvement of its portfolio profit margins, through loyalty campaigns, launches of new products and the adjustment of some of its contract prices.

Furthermore, the distribution continued to be focused on the Banco Galicia channel, Tarjetas Regionales S.A. branches and the Salta Institute, which continued to expand its regional scope in the Argentine Northwestern provinces.

In order to diversify the risk coverage and take advantage of the increasing demand for property and casualty insurance, new comprehensive household and ATM theft insurance products were launched through Galicia Patrimoniales Compania de Seguros S.A. The merger of Galicia Vida y Aseguradora de Personas, in addition to the transfer of the Medigap Salud S.A. business to Galicia Vida, reflect a significant development in terms of operating efficiency and cost reduction.

o    Galicia Warrants S.A.

Galicia Warrants S.A. was established in April 1993, and is authorized to store goods and issue Warehouse Receipts and Warrants, in line with the provisions of Law 9643. Its corporate purpose is to facilitate access to credit and financing, secured by goods that remain under its custody. Grupo Financiero Galicia S.A. holds an 87.50% equity interest in this company and Banco de Galicia y Buenos Aires S.A., owns the remaining 12.50% of its capital stock. Galicia Warrants has provided its goods custody and control services to more than 600 companies at more than 800 warehouses distributed throughout Argentina, the humid pampa being the region where most of its business is concentrated. Its principal customers belong to the agricultural, industrial and agroindustrial sectors, as well as exporters.

As mentioned in Note 1 to the financial statements, in spite of the remarkable improvement in the Argentine economy during 2003, a situation characterized by high levels of unemployment and a major external public and private debt burden as well as country risk indicators far above normal average recorded by developing countries still persists, and the National Government's ability to meet its obligations continues to be impaired. In addition, a favorable outcome of the negotiations of the public debt subject to restructuring being carried out with creditors will be essential to reduce uncertainty as to the fiscal outlook within the next few years.

The financial system has gradually recovered its liquidity levels, recording an increase in deposits and in certain lines of credit.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                Informative Review as of March 31, 2004 and 2003
                     (Figures stated in thousands of pesos)

The strengthening of credit regeneration, which is essential for economic growth, taking advantage of the greater competitiveness produced by a high real exchange rate, will enable rebuilding public trust in the banking system as a savings instrument.

The possibility of Argentina returning to sustained growth will largely depend on the recovery of the financial system because, within a context of lack of access to international markets the generation of credit will only be possible through the domestic financial system, and because the banking system is an essential component of any market economy.

The impact generated by the situation mentioned in Note 1, which was recognized as indicated therein, does not enable foreseeing the future development of that situation and its potential effect on the Company. For this reason, these financial statements should be analyzed in the light of those uncertain circumstances.

The Company's outlook for the current year is basically linked with the development of the Argentine economy, and particularly of the financial system.

Autonomous City of Buenos Aires, May 10, 2004.

(Signed) Antonio Roberto Garces. Chairman.

I, Silvia Cristina Bolzon, a Public Translator duly registered and sworn and licensed to issue translations from English to Spanish and vice versa in the City of Buenos Aires, hereby attest that the foregoing is a true and fair translation into English of the attached financial statements, notes and schedules, as well as the information required in addition to the notes to the financial statements by Section 68 of the Buenos Aires Stock Exchange regulations, supplementary and explanatory statement by the Board of Directors required by the Cordoba Stock Exchange regulations and the informative review corresponding to Grupo Financiero Galicia S.A. for the period of three months ended March 31, 2004, presented in comparative format with the same period of the previous year, produced in Spanish, a copy of which I have had before me.

Given and signed in Buenos Aires, Argentina on May 20, 2004. This translation consists of 126 pages.

Es traduccion fiel al ingles de los estados contables, notas y anexos, informacion adicional requerida por el Articulo 68 del reglamento de la Bolsa de Comercio de Buenos Aires, declaracion del Directorio complementaria y aclaratoria requerida por el reglamento de la Bolsa de Comercio de Cordoba y la resena informativa correspondientes a Grupo Financiero Galicia S.A. por el periodo de tres meses terminado el 31 de marzo de 2004, presentado en forma comparativa con el periodo equivalente del ejercicio anterior, redactados en idioma castellano que se acompanan en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 20 de mayo de 2004. La presente traduccion consta de 126 fojas utiles.

TRADUCCION PUBLICA
Report of the Supervisory Syndics Committee
To the Directors and Shareholders of
Grupo Financiero Galicia S.A.


In our capacity as Syndics of Grupo Financiero Galicia S.A., we have performed a limited review of the documents detailed in section I. below. Such documents are the responsibility of the Board of Directors of the Company.


I.   DOCUMENTS EXAMINED
     ------------------

We have performed a limited review of the Statement of Financial Condition of Grupo Financiero Galicia S.A. as of March 31, 2004, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the period of three months then ended, as well as Notes 1 to 17, Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to the Financial Statements by article 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, as required by the Norms concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, which supplement them. Furthermore, we have performed a limited review of the Consolidated Statement of Financial Condition of Grupo Financiero Galicia S.A. as of March 31, 2004 and the Consolidated Income Statement and Consolidated Statement of Cash Flows for the period of three months then ended, as well as Notes 1 to 22, which are presented as supplementary information.

II.  SCOPE OF THE LIMITED REVIEW
     ---------------------------

We carried out our work in accordance with standards applicable in Argentina to syndics. These standards require syndics to review the documents detailed in section I. observing auditing standards applicable to limited reviews of financial statements for interim periods, and verify the consistency of the documents examined with the information concerning corporate decisions, as disclosed in minutes, and evaluate the conformity of those decisions with the law and the bylaws insofar as concerns formal and documentary aspects.

For purposes of our professional work in relation to the documents detailed in section I., we reviewed the work performed by the external auditors, who issued their report in accordance with auditing standards applicable to limited reviews of financial statements for interim periods, in which they issued no opinion on the abovementioned financial statements.

Our review included verifying the planning of the work, as well as the nature, scope and timing of the procedures applied and the results of the audit performed by those professionals. A limited review mainly consists in applying analytical procedures to the accounting information and making inquiries of the staff responsible for accounting and financial issues. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to issue an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion. It is not the responsibility of the Supervisory Syndics Committee to perform any control over the management, so our review did not cover the business decisions and criteria regarding the different areas of the Company, as such matters are the exclusive responsibility of the Board of Directors.

In addition, we have verified that the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the period of three months ended March 31, 2004, contain the information required by Regulations of the National Securities Commission, Section 68 of the Buenos Aires Stock Exchange regulations and Section 2 of the Norms concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the responsibility of the Board of Directors.

We also report that in performance of the legality control that is part of our field of competence, during this period we have applied all the other procedures described in Section 294 of Law 19550 which we deemed necessary according to the circumstances

III. PRELIMINARY EXPLANATIONS
     ------------------------

The Board of Directors has evaluated in Note 1 to the financial statements the conditions existing in relation to the economic measures adopted by the Government to confront the crisis affecting Argentina, a process that has not yet been concluded. The impact generated by those measures on the economic and financial situation of the Company and its controlled entities has been recognized in the financial statements according to the evaluations and estimates made by Management. Future actual results could differ with various degrees of significance from those evaluations and estimates. The existence of processes for restructuring the credit portfolio and renegotiating liabilities not yet defined at the controlled entities generates uncertainty as to their final outcome and their impact on the financial position and future development of those companies and, consequently, of the Company. Furthermore, the equity interest held by the Company in Banco de Galicia y Buenos Aires S.A. represents approximately 86.1% of its Assets and 89.1% of its Shareholders' Equity, therefore requiring a special mention.

The situation of that Entity and its controlled entities produced by the crisis affecting the Argentine financial sector, as well as that of the Company in particular, have given rise to the situations that have been disclosed by the Company in Note 1 to the fnancial statements and Note 3 to the consolidated financial statements, and by the external auditors in sections 4. to 11. of their report, the development and resolution of which might have a significant effect on the normal conduct of the Company's operations in the future. In notes to its financial statements, the Company discloses and evaluates its own assets and liabilities and/or those of its controlled companies, for the valuation and allocation of which it has applied the criteria established by the Argentine Central Bank, or based on premises on future events, which differ from professional accounting standards. Section 12 of the auditors' report makes reference to these situations, so no opinion is issued on the effects those items might have on the balance sheet and financial position of Grupo Financiero Galicia S.A. and its controlled entities. This Supervisory Syndics Committee concurs with those statements. Consequently, the financial statements should be considered in the light of these uncertain circumstances.

IV.  CONCLUSION
     ----------
In our opinion, based on the review performed with the scope mentioned in section II., the accompanying financial statements have been prepared in accordance with professional accounting standards applicable in the Autonomous City of Buenos Aires and CNV regulations, except for the application of valuation, disclosure and revenue recognition criteria relating to directly and indirectly controlled entities, as disclosed in the notes to financial statements and consolidated financial statements, which differ from those standards. Therefore, the financial condition, results of operations and changes in shareholders' equity disclosed have been determined on the basis of the application of those standards. Those financial statements give consideration to all facts and circumstances which are known to us. Nevertheless, in view of the effect on the above financial statements that could derive from possible adjustments and reclassifications that might be required following resolution of the situation described under Preliminary Explanations in section III. above, we are not in a position to issue an opinion on the economic and financial situation of the Company, so we understand that the financial statements referred to above, as well as the financial condition, results of operations and changes in shareholders' equity disclosed in them, should be read and construed in the light of the uncertain conditions generated by subsequent events, the impact of which on the Company's economic and financial position cannot be evaluated with reasonable certainty. We have no observations to make in performance of the legality control that is part of our field of competence.

As regards the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the period of three months ended March 31, 2004, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Board of Directors of the Company.

Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal respects, in compliance with legal rules applicable in Argentina.

Buenos Aires, May 10, 2004
--------------------------
(Signed)  ADOLFO HECTOR MELIAN, Syndic, for the Supervisory Syndics Committee.

I, Silvia Cristina Bolzon, a Public Translator duly registered and sworn and licensed to issue translations from English to Spanish and vice versa in the City of Buenos Aires, hereby attest that the foregoing is a true and fair translation into English of the attached Report of the Supervisory Syndics Committee corresponding to Grupo Financiero Galicia S.A. for the period of three months ended March 31, 2004, produced in Spanish, a copy of which I have had before me. Given and signed in Buenos Aires, Argentina on May 20, 2004. This translation consists of 4 pages

Es traduccion fiel al ingles del Informe de la Comision Fiscalizadora correspondiente a Grupo Financiero Galicia S.A. por el periodo de tres meses terminado el 31 de marzo de 2004, redactado en idioma castellano cuya copia se acompana en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 20 de mayo de 2004. La presente traduccion consta de 4 fojas utiles.

                              Limited Review Report

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456, Piso 2(0)
Autonomous City of Buenos Aires
--------------------------------------

1. We have performed a limited review of the statements of financial condition of Grupo Financiero Galicia S.A. as of March 31, 2004, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the periods of three months ended March 31, 2004 and 2003, as well as Notes 1 to 17, Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to Financial Statement by Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules regarding accounting documentation of the Cordoba Stock Exchange regulations, which supplement them. Furthermore, we have performed a limited review of the consolidated statements of financial condition of Grupo Financiero Galicia S.A. as of March 31, 2004, and the consolidated income statements and consolidated statements of cash flows for the periods of three months ended March 31, 2004 and 2003, together with Notes 1 to 22, which are presented as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Company.

2. Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly consists in applying analytical procedures to the accounting information and making inquiries of the staff responsible for the preparation of the information included in the financial statements and their subsequent analysis. These limited reviews are substantially less in scope than an audit examination, the objective of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company's financial position, the results of its operations, changes in its shareholders' equity and cash flows, or on its consolidated financial position, the consolidated results of its operations and consolidated cash flows.

3. The equity interest held by the Company in Banco de Galicia y Buenos Aires S.A. as of March 31, 2004 represents approximately 86.1% and 89.1% of the Company's assets and shareholders' equity, respectively. The possibility of recovering that investment has been affected by the uncertain circumstances detailed in paragraphs 4. to 11. below.

4. As described in Note 1 to the financial statements, Banco de Galicia y Buenos Aires S.A. continues with the restructuring process involving certain financing of its private sector portfolio, mainly corresponding to concessionaires of public utility services which, net of loan loss allowances, amounts to approximately $438,000 and $445,000 thousand as of March 31, 2004 and December 31, 2003, respectively, on consolidated bases. At the date of issue of this report, it is not possible to foresee the impact on the classification of debtors and the levels of allowances set up, which could derive from the outcome of that process.

5. As mentioned in Note 1 to the financial statements, the Government declared default on public debt servicing in early 2002, the restructuring of which is currently under negotiation. As of March 31, 2004 and December 31, 2003, financing to the public sector recorded by the Company in the consolidated financial statements, including "Government securities", "Loans", "Compensation to be received" and "Trust Funds", totaled approximately $16,364,000 thousand and $16,530,000 thousand, respectively. Approximately 95% of these balances correspond to financing and government securities not subject to the restructuring of the sovereign debt, of which approximately 55% will be used as collateral for compliance with financial obligations with the Argentine Central Bank, as indicated in Note 1, under sections "Treatment accorded to extraordinary assistance granted to financial institutions by the BCRA" and "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries". It is not possible to assure that the recoverable values of the above mentioned financing will exceed their respective carrying values as of March 31, 2004 and December 31, 2003.

6. Without prejudice to the statement made in paragraph 5 above, as mentioned in Note 1 to the financial statements, Banco de Galicia y Buenos Aires S.A. records $1,571,595 thousand ($1,561,039 thousand not yet released) and $4,519,636 thousand in "Government and corporate securities" and "Other receivables resulting from financial brokerage", respectively, as of March 31, 2004, which were generated by the request for compensation for the losses caused by the devaluation of the currency and conversion into pesos that Bank submitted to the Argentine Central Bank. At the date of this report, the final settlement of that compensation and the release of the government securities by the Argentine Central Bank were still pending. As mentioned in Note 1 to the financial statements, as a result of the review of the calculation performed, that Entity has made observations on certain issues, some of which have not been recognized by Banco de Galicia y Buenos Aires S.A. However, the amounts under discussion have been covered with allowances set up by Banco de Galicia y Buenos Aires S.A. as of March 31, 2004. As of December 31, 2003, that Bank recorded $1,609,982 thousand ($1,416,985 thousand not yet released) and $4,629,595 thousand under "Government and corporate securities" and "Other receivables resulting from financial brokerage", respectively, for that item.

7. As of March 31, 2004 and December 31, 2003, Banco de Galicia y Buenos Aires S.A. records rescheduled deposits and CEDROS for $330,888 thousand and $380,902 thousand (principal), respectively, under liabilities, corresponding to deposits converted into pesos under Decree 214/02. Furthermore, as established by the Argentine Central Bank, as of March 31, 2004 and December 31, 2003 Banco de Galicia y Buenos Aires S.A. records $480,391 thousand and $487,020 thousand, respectively in "Intangible assets", net of accumulated amortization, paid in compliance with court resolutions ordering Banco de Galicia y Buenos Aires S.A. to reimburse its customers for the difference between the deposits converted into pesos and their value at the free US dollar exchange rate. As explained in Note 1 to the financial statements, the Supreme Court of Justice has not yet ruled on the actions filed with it requesting that such decree be declared unconstitutional. Banco de Galicia y Buenos Aires S.A. formally requested from the National Executive Branch (Presidency of the Nation), with a copy to the Ministry of Economy and the BCRA, compensation for the amounts paid for that item, involved in final and conclusive judgments. It is not possible to determine the final amounts to be applied to those deposits converted into pesos, or whether the amounts already paid will be recovered by that Bank.

8. As mentioned in Note 1 to the financial statements, Banco Galicia Uruguay S.A., an entity controlled by Banco de Galicia y Buenos Aires S.A. has been intervened by the Central Bank of Uruguay. In addition, its controlled entity, Banco de Galicia (Cayman) Ltd. (In Provisional Liquidation) is subject to a provisional liquidation process. These processes, including the transfer of securities to Banco Galicia Uruguay S.A. in compensation for the assets converted into pesos described in Note 1 to the financial statements had not been concluded at the date of issue of these financial statements, so there is uncertainty as to the effects derived from the outcome of those processes on the assets and liabilities of those entities and on the assets and liabilities and financial position of Grupo Financiero Galicia S.A., including the recoverability of the restructured investment held by the Company in Banco Galicia Uruguay S.A.

9. Banco de Galicia y Buenos Aires S.A. recorded $102,705 thousand under "Other receivables resulting from financial brokerage" March 31, 2004 and December 31, 2003, for the estimate of the difference resulting from applying the Reference Stabilization Index (CER) to the loans subject to adjustment by applying the Salary Variation Index (CVS). As detailed in
     Note 1 to the financial statements, such compensation will be calculated by the Finance Secretariat of the Ministry of Economy on the basis of data provided by the financial institutions exercising the option to adhere to the compensation method. At the date of these financial statements, Banco de Galicia y Buenos Aires S.A. is analyzing whether it will adhere to the regime envisaged in Law No. 25796 or not.

10. As mentioned in Note 1 to the financial statements, Banco de Galicia y Buenos Aires S.A. has concluded the exchange offer relating to the restructuring of its foreign currency debt, within the framework of a regularization plan called "Galicia Capitalization and Liquidity Plan"; however, at the date of this report, the final instrumentation of that restructuring process, which would include compliance with certain commitments by the Bank, is pending resolution. The final instrumentation of this process that leads to a proper match between terms and yields on the Bank's assets and liabilities, the generation of sufficient profits and the effects that could derive following resolution of the situations described in paragraphs 4 to 9 above, are factors that raise doubts about the normal course of business of Banco de Galicia y Buenos Aires S.A.. That Bank has prepared its financial statements following the accounting principles described in Notes 2 and 3 to the consolidated financial statements, which are applicable to a going concern. Therefore, those financial statements do not include the effects of possible adjustments and reclassifications, if any, that might be required following resolution of the situations described above and if Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A. were obliged to sell their assets and settle their liabilities, including contingencies, in conditions other than those prevailing at the date of issue of the financial statements.

11. As mentioned in Note 1 to the financial statements, as a result of the economic crisis affecting Argentina, the period under consideration has been affected by all measures adopted by the Government. The future development of the economic crisis could require the Government to modify some of the measures adopted or to issue new regulations. Furthermore, the estimates contained in these financial statements could vary as a result of future events. Therefore, the financial statements of the Company must be read in the light of these circumstances.

12. Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following valuation and disclosure criteria established by Argentine Central Bank regulations. As mentioned in Note 3 to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the financial reporting requirements established by the control entity differ from CNV general regulations and professional accounting standards in force in the Autonomous City of Buenos Aires. Except for the cases indicated in that Note, the effect on the financial statements derived from the different valuation and disclosure criteria has not been considered at Grupo Financiero Galicia S.A.

13. Our limited review report dated May 30, 2003 on the financial statements of the Company as of March 31, 2003 included an observation regarding the criterion for consolidating the interests of Banco de Galicia y Buenos Aires S.A. in Banco Galicia Uruguay S.A. and Banco Galicia (Cayman) Ltd. (In Provisional Liquidation), which was not in accordance with professional accounting standards. As detailed in Note 1 to the financial statements, this situation was resolved at the date of issue of this report.

14. The Company carries its accounting records and reports its net worth and financial position, results of operations, changes in shareholders equity and cash flows in Argentine currency, as required by existing legal rules.

     The accompanying financial statements are presented on the basis of accounting principles generally accepted in Argentina, which may differ from the accounting principles generally accepted in jurisdictions other than Argentina, where those financial statements are to be used.

15. On February 5, 2004, we issued an audit report on the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the years ended December 31, 2003 and 2002. Such report was issued with an abstention of opinion in view of the circumstances indicated in paragraphs 4 to 11 of this report. It also included a departure from professional accounting standards because of the statement made in paragraph 12 above.

16. Based on the work done and our examination of the financial statements and consolidated financial statements of Grupo Financiero Galicia S.A. for the years ended December 31, 2003 and 2002, as mentioned in paragraph 15 hereof, we report that:

     a) In view of the effect on the financial statements that could derive from the adjustments or reclassifications, if any, which might be required following resolution of the situations described in paragraphs 4. to 11. above, we are not in a position to make, and therefore do not make any statement on the financial statements of Grupo Financiero Galicia S.A., and its consolidated financial statements as of March 31, 2004 and 2003 taken as a whole, detailed in paragraph 1. above, which have been prepared in accordance with Argentine Central Bank regulations and, except for the departures from professional accounting standards mentioned in paragraph 12. above, in accordance with accounting standards applicable in the Autonomous City of Buenos Aires.

     b) The comparative information included in the basic and consolidated statement of financial condition and in complementary notes and exhibits to the attached financial statements derives from the December 31, 2003 financial statements of Grupo Financiero Galicia S.A..

17.  As called for by the regulations in force, we report that:

     a) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and are in compliance with the provisions of the Corporations Law and pertinent resolutions of the CNV.

     b) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements stem from accounting records kept in all formal respects as called for by prevailing legal rules, which maintain the same security and integrity conditions as those authorized by the CNV.

     c) We have read the Informative Review and the Information required in addition to the Notes to the Financial Statements by article 68 of the Buenos Aires Stock Exchange regulations, as well as the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules regarding accounting documentation of the Cordoba Stock Exchange regulations, and insofar as concerns our field of competence, we have no significant observations to make concerning them. The projections on future events stated in that documentation are the exclusive responsibility of the Company's Board of Directors.

     d) As of March 31, 2004, Grupo Financiero Galicia S.A.'s debt accrued towards the Integrated Pension and Survivors' Benefit System, according to the accounting records, amounted to $ 3,438.24, which were not yet due at that date.

Autonomous City of Buenos Aires, May 10, 2004



                                         PRICE WATERHOUSE & CO.


                                                                       (Partner)
                                         --------------------------------------
                                         Professional Registration of the Firm:
                                            C.P.C.E.C.A.B.A. To. 1 Fo. 1
                                                Santiago J. Mignone
                                             Public Accountant (U.B.A.)
                                           C.P.C.E. C.A.B.A. To. 233 Fo. 237